                                                FILED PURSUANT TO RULE 424(B)(3)
                                                REGISTRATION NO. 333-44840

PROSPECTUS

                                   1,700,000

                                  COMMON UNITS

                           EOTT ENERGY PARTNERS, L.P.

     We are EOTT Energy Partners, L.P., a publicly traded limited partnership engaged in the purchasing, gathering, transporting, storage and resale of crude oil, refined petroleum products and natural gas liquids and in related activities.

     We currently have 18,476,011 common units outstanding. Our common units are traded on the New York Stock Exchange under the symbol "EOT."

     The address of our principal executive offices is 1330 Post Oak Boulevard, Houston, Texas 77056, and the telephone number is (713) 993-5200.

     A selling shareholder is offering and selling common units pursuant to this prospectus. We will not receive any of the proceeds of sales by this selling shareholder. On December 5, 2000, the last reported sales price of the common units on the New York Stock Exchange was $15 per unit. The selling shareholder may sell its units from time to time through or to underwriters or brokers or dealers, or directly to investors, at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of such sale, at prices related to such market prices, or at negotiated prices. In connection with any sales, distributors' or sellers' commissions may be paid or allowed. We have agreed to pay all registration expenses related to the sale of shares by the selling shareholder, except for underwriting discounts and commissions, which will be paid by the selling shareholder. We have agreed to indemnify the selling shareholder against certain liabilities relating to the resale of the shares under the Securities Act of 1933. If the selling shareholder offers shares through underwriters, the underwriters will be named in the prospectus supplement relating to such sale.

     WE WILL PROVIDE SPECIFIC TERMS OF OFFERINGS OF OUR SECURITIES IN PROSPECTUS SUPPLEMENTS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS FOR INFORMATION ON US. TOGETHER THESE DOCUMENTS WILL PROVIDE YOU WITH THE SPECIFIC TERMS OF THE OFFERINGS. THIS PROSPECTUS MAY NOT BE USED TO SELL OUR SECURITIES THROUGH UNDERWRITERS UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF OUR SECURITIES SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS" ON PAGES 2 TO 6 BEFORE INVESTING IN OUR COMMON UNITS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 6, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................   ii
Where You Can Find More Information.........................   ii
Forward-Looking Statements..................................   ii
Who We Are..................................................    1
Risk Factors................................................    2
Use of Proceeds.............................................    7
Capitalization..............................................    7
Price Range of Common Units and Distributions...............    8
Selected Historical Financial Data..........................    9
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   11
Business....................................................   23
Management..................................................   35
Certain Transactions........................................   43
Principal Shareholders......................................   45
Selling Shareholder.........................................   47
Description of our Common Units.............................   48
Cash Distribution Policy....................................   49
Description of our Partnership Agreement....................   51
Tax Considerations..........................................   54
Plan of Distribution........................................   68
Legal Matters...............................................   69
Experts.....................................................   69
Index to Financial Statements...............................  F-1

Form of Transfer Application................................   Appendix I

     You should rely only on the information contained in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, the selling shareholder may offer from time to time up to 1,700,000 of our common units. Each time the selling shareholder offers our securities through underwriters and in some other instances, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a web site that contains reports, information statements and other information regarding issuers that file electronically. Our SEC filings are also available on this web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

     You may request a copy of these filings at no cost by making written or telephone requests for copies to:
         EOTT Energy Corp.
         1400 Smith Street
         Houston, Texas 77002
         Attention: Shareholder Relations
         Telephone: (713) 853-6161

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. In general, any statement other than a statement of historical fact is a forward looking statement. We caution that our actual results may differ materially from those anticipated or projected forward looking statements. Any differences could result from a variety of factors, including the following:

     - our ability to maintain existing volumes of crude oil purchased at the lease and to obtain additional volumes of crude oil;

     - our success in hedging our positions;

     - industry conditions;

     - prices and demand for crude oil;

     - economic, political and administrative developments that impact federal, state and local departments and agencies that regulate the oil industry;

     - the effect of competition;

     - conditions of the capital markets; and

     - our ability to successfully acquire and efficiently integrate new assets.

     The information we set forth under the heading "Risk Factors" details these and other facts that could affect our operating results. You should carefully consider all this information before you invest.

                                   WHO WE ARE


     We are EOTT Energy Partners, L.P., and we purchase, gather, transport, market, store and resell crude oil, refined petroleum products and natural gas liquids. As an intermediary, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners who can most benefit from the particular crude oil type. Through our crude oil gathering and marketing operations, we purchase crude oil produced from approximately 40,000 leases owned by many of the largest integrated and independent crude oil producers in the United States and Canada. We purchase approximately 87% of our lease crude oil from independent oil producers and approximately 13% from major integrated oil companies. We market the crude oil to major oil companies and independent refiners throughout the United States and Canada. In addition to our gathering and marketing operations, we have pipeline operations in which we transport crude oil on our intrastate and interstate pipelines based on regulated published tariffs.


     On December 1, 1998, we purchased crude oil gathering and transportation assets in key oil producing regions in a transaction that almost tripled our pipeline mileage and almost doubled our crude oil lease barrels under contract. The acquisition included approximately 3,900 miles of crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California. On May 1, 1999, we purchased crude oil transportation and storage assets that included approximately 1,800 miles of common carrier crude oil pipelines in Southeast New Mexico and West Texas, bringing our crude oil pipeline mileage to a total of approximately 8,300 miles.

     We are a Delaware limited partnership. EOTT Energy Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Enron Corp., serves as our sole general partner. Our operations are conducted through, and the operating assets are owned by, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership, each of which is a Delaware limited partnership. Our general partner is also the general partner of our operating partnerships.

                                  RISK FACTORS

     In addition to the other information in this prospectus and any accompanying prospectus supplement, you should carefully consider and evaluate all of the information relating to the risk factors set forth below.

RISKS RELATED TO OUR BUSINESS

 Economic and industry factors beyond our control, including production levels of crude oil, can adversely affect our gross margin.

     Our ability to pay cash distributions and service our debt obligations depends primarily on our gross margin, which is the difference between the sales price of crude oil and the cost of crude oil purchased, including costs paid to third parties for transportation and handling charges. Historically, our business has been very competitive with thin and volatile profit margins. Our gross margin is affected by many factors beyond our control, including:

     - the performance of the U.S. and world economies;

     - volumes of crude oil produced in the areas we serve;

     - demand for oil by refineries and other customers;

     - prices for crude oil at various lease locations;

     - prices for crude oil futures contracts on the New York Mercantile
       Exchange;

     - the competitive position of alternative energy sources; and

     - the availability of pipeline and other transportation facilities that may make crude oil production from other producing areas competitive with crude oil production that we purchase at the lease.

The absolute price levels for crude oil do not necessarily bear a direct relationship to our gross margins per barrel, and our gross margins per barrel cannot be projected with any level of certainty. Due to the volatility of crude oil prices and the decline in crude oil production, crude oil gathering margins have suffered industry wide over the last few years. Although there has been general improvement in crude oil margins since 1997, margins have not returned to historical levels.

 If we cannot maintain our volumes of crude oil purchased at the lease, our ability to pay cash distributions and service our debt obligations will be adversely affected.

     Our profitability depends in part on our ability to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. This is particularly difficult in the current environment of reduced drilling activity and discontinued production operations. The amount of drilling and production will depend in large part on crude oil prices. To the extent that low crude oil prices result in lower volumes of lease crude oil available for purchase, we may experience lower per barrel margins, as competition for available lease crude oil on the basis of price intensifies. It is possible that domestic crude oil producers may further reduce or discontinue drilling and production operations. In addition, a sustained depression in crude oil prices could result in the bankruptcy of some producers.

     Because producers experience inconveniences in switching lease crude oil purchasers, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring lease crude oil in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. Furthermore, we cannot assure you that we will be successful in obtaining production made available by major oil companies or that we will be successful in acquiring other gatherers or marketers.

 Our performance depends on our ability to minimize bad debts and legal liability when extending credit to operators and customers.

     When we purchase crude oil at the lease, we often make payment to an operator who is responsible for the correct payment and distribution of the proceeds to other parties. If the operator does not have sufficient resources to indemnify and defend us in case of a protest, action or complaint by those other parties, our costs could rise. In addition, because we may extend credit to some customers in large amounts, it is important that our credit review, evaluation and control mechanisms work properly. Even if our mechanisms work properly, we cannot assure you that our customers will not experience losses in dealings with other parties, in which case we could be adversely affected.

 A reduction in our credit standing or ability to access capital would adversely affect our basic purchasing and marketing activities.

     Our financial resources are a major consideration for parties that enter into transactions with us, and because of the large dollar volume of the marketing transactions in which we engage, we have a significant need for working capital. While we believe that our revolving credit facility will be sufficient to support our working capital needs, any significant decrease in our financial strength, regardless of the reason for the decrease, may:

     - increase the number of transactions requiring letters of credit or other financial support;

     - make it more difficult for us to obtain letters of credit upon expiration of our revolving credit facility;

     - make it more difficult to renew our revolving credit facility upon its expiration; or

     - increase the cost of obtaining letters of credit.

If we do experience a decrease in financial strength, or if our general partner is unsuccessful in managing our working capital position, we may be unable to maintain or increase the level of our purchasing and marketing activities. We cannot assure you that our revolving credit facility will be adequate or that we will not be required to reduce our market activities because of limitations on our ability to obtain financing for our working capital needs.

 Our ability to maintain or increase our gross margins is dependent on the success of our price risk management strategies.

     Sophisticated price risk management strategies, including those involving price hedges using New York Mercantile Exchange futures contracts, are very important in maintaining or increasing our gross margins. Hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. We cannot assure you that our price risk management strategies will be successful in protecting us from risks or in maintaining our gross margins at desirable levels. Furthermore, we have certain basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) that cannot be completely hedged, and from time to time we enter into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or the sale prices are not fixed at the time the transactions are entered into. In these cases we are subject to the risk that prices may change or that price changes will not occur as anticipated.

     Our ability to increase our profitability and cash flow will depend to a large extent on our success in making wise decisions regarding sources of supply and demand for crude oil, our skill in handling the transportation and storage of crude oil and our ability to respond to changes in the markets. The marketing of crude oil is complex and requires detailed current knowledge of crude oil sources and outlets and a familiarity with a number of factors including:

     - types of crude oil;

     - individual refinery demand for specific grades of crude oil;

     - area market price structures for the different grades of crude oil;

     - location of customers;

     - availability of transportation facilities; and

     - timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

 Technical and structural improvements in the markets for crude oil may have an adverse effect on our performance.

     We realize margins because of our ability to take advantage of our gathering, storage and transportation assets and our ability to effect transactions at many different delivery points. Developments in the markets for crude oil or petroleum products, such as the development of more accurate price reporting mechanisms or the introduction of additional futures contracts involving new delivery locations and products, may adversely affect our margins.

 Environmental and other regulatory costs and liabilities could affect our cash flow.

     Our business is heavily regulated by federal, state and local agencies with respect to environmental, safety and other regulatory matters. This regulation increases our cost of doing business. We may be subject to substantial penalties if we fail to comply with any regulation. We cannot assure you that regulatory changes enacted by regulatory agencies that have jurisdiction over us will not increase our cost of conducting business or otherwise negatively impact our profitability, cash flow and financial condition.

     We are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. If an accidental leak or spill occurs in one of our pipelines or at a storage facility, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect the level of cash available to pay amounts due on our debt and for distributions to unitholders. Although we believe that we are in compliance in all material respects with all applicable environmental laws and regulations, we could be adversely affected by environmental costs and liabilities that may be incurred or increased costs resulting from failure to obtain all required regulatory consents and approvals. As to all of our properties, we cannot assure you that past operating practices, including those that were state of the art at the time employed, will not result in significant future environmental liabilities. In addition, we cannot assure you that in the future regulatory agencies with jurisdiction over us will not enact additional environmental regulations that will negatively affect our profitability, cash flow and financial condition.

     Our pipelines are subject to rate regulation as well as laws relating to safety and the environment. Federal and state agencies could change the tariffs we may charge for common carrier pipeline transportation or impose additional safety or environmental requirements, any of which could affect our profitability, cash flow and financial condition.

 Our rapid growth may cause difficulties integrating new operations.

     Part of our business strategy includes acquiring additional assets that will allow us to increase distributions to unitholders. In the last few years, we have made several acquisitions that significantly increased our asset base. Unexpected costs or challenges may arise whenever assets with different operations are combined. Successful acquisitions require management and other personnel to devote significant amounts of time to integrating the acquired assets with existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities.

RISKS RELATED TO OUR PARTNERSHIP STRUCTURE

 Cash distributions to our unitholders are not guaranteed and may fluctuate; Enron's commitment to support cash distributions on common units will expire after 2001.

     Our cash distributions are not guaranteed and may fluctuate with our performance. Enron has a commitment to contribute to us up to $29 million ($19.7 million of which is available) if necessary to support our ability to pay the minimum quarterly distribution of $0.475 per unit ($1.90 annualized). In addition to the current commitment, Enron has previously contributed $21.9 million to help us pay the minimum quarterly distribution. However, Enron's commitment to support the minimum quarterly distribution extends only to quarters through December 31, 2001.

 Our unitholders will have limited voting rights and will not control our general partner.

     We are a limited partnership, operated under the direction of our general partner. This structure affects our common unitholders in various ways including:

     - the voting rights of common unitholders are more limited than those of holders of capital stock in a corporation;

     - our common unitholders have no right to participate in our management and have no right to elect our general partner or members of its board of directors;

     - our partnership agreement contains provisions making it difficult to replace our general partner; and

     - our general partner and its affiliates may have conflicts of interest with our common unitholders and with us.

 We do not have the same flexibility as corporations to accumulate cash and equity to protect against illiquidity in the future.

     Unlike a corporation, our partnership agreement requires us to make quarterly distributions to our partners of all available cash, consisting of all cash receipts less disbursements and any amounts reserved for commitments and contingencies, including capital and operating costs and debt covenant requirements. The value of our common units is likely to decrease if the amount we distribute per unit decreases. Accordingly, if we experience a liquidity problem in the future and are required to reduce distributions on our common units, we may not be able to issue equity on favorable terms.

 Our partnership agreement modifies the fiduciary duties of our general partner under Delaware law.

     Our partnership agreement modifies fiduciary duties of our general partner to the limited partners under Delaware law. These modifications of state law standards of fiduciary duty may limit the ability of unitholders to challenge successfully the actions of the general partner as being a breach of what would otherwise have been a fiduciary duty.

  Unitholders may have negative tax consequences if we default on our debt or sell assets.

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

  Systems integration issues could adversely affect the preparation of timely and accurate financial information.

     During the first quarter of 2000, we identified certain systems integration issues relating to our new computerized marketing and accounting system, and we immediately commenced an extensive review and analysis of the implementation of the new system. As a result of these efforts, we identified and quantified the impacts of the systems integration issues relating to our new computerized marketing and accounting system and recorded appropriate financial statement adjustments in the first quarter of 2000. We have implemented and continue to implement additional control processes and procedures that we believe are sufficient to permit the preparation of timely and accurate financial information, including additional preventative and monitoring controls to ensure the integrity and reliability of financial information generated by the system as well as additional system training for users. Although we believe we have identified all material systems integration issues which contributed to the conditions identified in the first quarter of 2000, we can give no assurance that we may not continue to experience integration issues associated with our new computerized marketing and accounting system in the future.

RISKS RELATED TO OUR CAPITAL STRUCTURE

  Further issuances of units by us could result in dilution for unitholders or hinder any of our future financings.

     The market price of our common units could drop as a result of sales of a large number of common units in the market or the perception that sales of common units could occur. These factors could also make it more difficult for us to raise funds through future offerings of common units. In this respect you should consider several factors.

     First, on February 12, 1999, our unitholders approved a proposal that authorized us to issue an additional 10 million common units for any business purpose, 3.5 million of which were issued in a public offering in 1999. The remaining authorized units may be issued on terms and conditions established by our general partner in its sole discretion without further approval of any limited partners. Our partnership agreement also authorizes us to issue other limited partner interests and other equity under the conditions specified in our partnership agreement.

     Second, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities from us whenever, and on the same terms that, we issue securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates in us that existed immediately prior to each issuance.

     Third, if some or all of our outstanding subordinated units are converted into common units, the amount of available cash necessary to pay the minimum quarterly distribution with respect to all of our common units would be increased proportionately, thereby resulting in a dilution of the interest of existing common unitholders in our cash distributions.

     Finally, if we issue more units, Enron's commitment to support our minimum quarterly distributions will not increase, thereby resulting in a dilution of the support obligation per unit.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common units offered by the selling shareholder.

                                 CAPITALIZATION


     The following table sets forth our capitalization on September 30, 2000. You should read our historical financial statements and notes that are included in this prospectus for additional information about our capital structure.



                                                       SEPTEMBER 30, 2000
                                                       ------------------
                                                         (IN THOUSANDS)
Short-term debt:
  Repurchase agreements(1)...........................       $ 47,804
                                                            --------
          Total short-term debt......................       $ 47,804
                                                            ========
Long-term debt.......................................       $235,000
Additional partnership interests.....................          9,318
Partners' Capital
  Common Unitholders.................................         53,910
  Subordinated Unitholders...........................         42,103
  General Partner....................................          7,428
                                                            --------
          Total Partners' Capital....................       $103,441
                                                            ========


---------------

(1) The crude oil repurchase agreements are used for short-term liquidity needs and allow us to finance the storage of crude oil. We sell crude oil to the financial institution on a spot basis and agree to repurchase the crude oil at the same price plus a premium which, in the past, has been approximately LIBOR plus 0.55%. We store the crude oil we sell as an agent for the financial institution. Each repurchase agreement is settled at the end of 30 days, and can be renewed monthly; however, either party may terminate the repurchase agreement. While the repurchase agreements have default, cross-default, and acceleration provisions, there are no maintenance or financial covenants associated with the agreements.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     The following table sets forth, for the periods indicated, the high and low sale prices per common unit, as reported on the New York Stock Exchange Composite Tape, and the amount of cash distributions paid per common unit. The last reported sale price of common units on the NYSE on November 20, 2000, was $16.6875 per common unit.

                                                       PRICE RANGE           CASH
                                                    -----------------    DISTRIBUTIONS
                                                     HIGH       LOW     PER COMMON UNIT
                                                    -------   -------   ---------------
1997
  First Quarter...................................  $22.375   $19.750       $0.475
  Second Quarter..................................   21.625    18.375        0.475
  Third Quarter...................................   20.000    17.125        0.475
  Fourth Quarter..................................   20.625    14.750        0.475
1998
  First Quarter...................................  $19.188   $17.250       $0.475
  Second Quarter..................................   18.125    14.375        0.475
  Third Quarter...................................   17.000    11.250        0.475
  Fourth Quarter..................................   20.000    15.500        0.475
1999
  First Quarter...................................  $17.500   $15.375       $0.475
  Second Quarter..................................   18.750    17.000        0.475
  Third Quarter...................................   19.250    14.563        0.475
  Fourth Quarter..................................   16.500    12.250        0.475
2000
  First Quarter...................................  $14.250   $11.125       $0.475
  Second Quarter..................................   15.000    13.188        0.475
  Third Quarter...................................   16.125    13.063        0.475
  Fourth Quarter (through December 5, 2000).......   16.9375   14.250

     As of August 14, 2000, there were approximately 390 record holders of our common units, and there were an estimated 15,600 beneficial owners of the common units held in a street name. There is no established public trading market for our subordinated units. Generally, we will distribute 100% of our available cash, as defined in our partnership agreement, within 45 days after the end of each quarter to unitholders of record and to our general partner. Available cash consists generally of all of our cash receipts adjusted for cash distributions and net changes to reserves. The full definition of available cash is set forth in our partnership agreement and amendments thereto, a form of which is filed or has been filed previously as an exhibit hereto. Distributions of available cash to the subordinated unitholders will be subject to the prior rights of the common unitholders to receive the minimum quarterly distribution of $0.475 per unit for each quarter during the subordination period and to receive any arrearages in the distribution of the minimum quarterly distribution on the common units for prior quarters during the subordination period.

     Enron has agreed that it will contribute up to $29 million to us in exchange for additional partnership interests if necessary to support our ability to pay the minimum quarterly distribution on common units with respect to quarters ending on or prior to December 31, 2001. Enron purchased $2.5 million of additional partnership interests in connection with the distribution for the first quarter of 1999 and $6.8 million of additional partnership interests in connection with the distribution for the fourth quarter of 1999.

                       SELECTED HISTORICAL FINANCIAL DATA


     The following selected historical financial data as of and for each of the years in the five year period ended December 31, 1999 are derived from our audited financial statements. The data as of and for the nine month periods ended September 30, 1999 and 2000 are derived from our unaudited financial statements, which are included elsewhere herein.



                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                   -----------------------   --------------------------------------------------------------
                                      2000         1999         1999       1998(1)        1997         1996         1995
                                   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
INCOME STATEMENT DATA:
Revenue..........................  $8,340,159   $6,007,924   $8,664,401   $5,294,697   $7,646,099   $7,469,730   $5,088,240
Cost of sales....................   8,162,201    5,842,371    8,452,086    5,162,092    7,533,054    7,320,203    4,996,439
                                   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross margin.....................     177,958      165,553      212,315      132,605      113,045      149,527       91,801
Operating expenses...............     118,884      115,515      153,194      104,425       96,158      101,945       72,951
Depreciation and amortization....      25,282       24,740       33,136       20,951       16,518       15,720       10,512
Impairment of assets.............          --           --           --           --        7,961           --           --
                                   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)..........      33,792       25,298       25,985        7,229       (7,592)      31,862        8,338
Interest and related charges.....     (22,823)     (21,470)     (29,817)     (10,165)      (6,661)      (3,659)      (3,930)
Other income (expense), net......        (849)       1,438        1,617       (1,131)        (146)         606        1,312
                                   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) from continuing
  operations(2)..................  $   10,120   $    5,266   $   (2,215)  $   (4,067)  $  (14,399)  $   28,809   $    5,720
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss)(2)(7)..........  $   10,120   $    7,013   $     (468)  $   (4,067)  $  (14,399)  $   28,809   $  (61,433)
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic income (loss) per unit:
  Common.........................  $     0.36   $     0.26   $    (0.06)  $    (0.17)  $    (0.75)  $     1.50   $    (3.54)
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Subordinated...................  $     0.36   $     0.33   $     0.06   $    (0.26)  $    (0.75)  $     1.50   $    (3.54)
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Diluted net income (loss) from
  continuing operations per
  unit...........................  $     0.36   $     0.29   $    (0.02)  $    (0.21)  $    (0.75)  $     1.50   $     0.33
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
Cash distributions per common
  unit...........................  $     1.42   $     1.42   $     1.90   $     1.90   $     1.90   $     1.90   $     1.80
                                   ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets.....................  $1,537,556   $1,474,588   $1,558,661   $  965,820   $  782,921   $1,026,197   $  696,127
Total debt(3)....................     282,804      349,000      309,055      328,313      109,300       62,728       87,200
Partners' capital(2)(4)..........     103,441      136,552      120,117       75,582       62,093      106,173       75,819
Additional partnership
  interests(5)...................       9,318        2,547        2,547       21,928       12,775        9,091        9,091
OTHER FINANCIAL DATA:
Capital expenditures(6)..........       9,704       53,380       58,729      266,569       22,837        6,723       67,022
Cash distributions to
  unitholders....................      26,796       21,426       30,380       22,842       29,681       28,831       12,218


---------------

(1) Includes one month of results of operations associated with the acquisition of assets from Koch on December 1, 1998. See additional discussion in Note 4 to our audited financial statements included elsewhere herein.

(2) Includes non-recurring charges in 1997 of (i) $6.5 million impairment of an information system development project, (ii) $1.5 million impairment of three Ohio products terminals held for sale and (iii) $2.0 million of severance costs related to the exit of the East of Rockies refined products business and corporate realignment. Includes non-recurring charges in 1999 of $7.8 million of costs related to mid-continent natural gas liquids activity and $2.0 million of severance costs for reduction of workforce. See additional discussion in Notes 6 and 7 to our audited financial statements included elsewhere herein.

(3) Excludes other long-term liabilities.

(4) The increase in partners' capital in 1999 is due to the issuance of 3,500,000 common units to the public in September 1999. See additional discussion in Note 8 to the our audited financial statements included elsewhere herein.

(5) In February 1999, Enron contributed the $21.9 million additional partnership interests to us in exchange for common units pursuant to its commitment made in connection with the support agreement discussed in note 13 to our audited financial statements included elsewhere herein. In May 1999, Enron provided additional common unit distribution support through the issuance by us of $2.5 million in additional partnership interests related to the three months ended March 31, 1999. In February 2000, Enron provided additional common unit distribution support through the issuance by us of $6.8 million in additional partnership interests related to the three months ended December 31, 1999.

(6) Includes $52.6 million in 1995 for the purchase of crude gathering and pipeline assets in Mississippi and Alabama. Includes $12.0 million in 1997 for the purchase of crude gathering and pipeline assets in Arkansas, Louisiana and Texas. Includes $258.1 million in 1998 for the purchase of crude oil gathering and transportation assets in multiple states. The six months ended June 30, 1999 included $33.0 million for the purchase of pipeline assets in West Texas and New Mexico. Includes $38.4 million in 1999 for the purchase of crude oil transportation and storage assets in New Mexico and Texas. See additional discussion in Note 4 to our audited financial statements included elsewhere herein.

(7) The net loss for 1995 includes a loss from discontinued operations of $65,838 ($3.79 per unit) resulting from EOTT's decision to exit the West Coast processing and asphalt business and an extraordinary loss of $1,315 ($0.08 per unit) from the termination of a credit facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Through our affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership, we purchase, gather, transport, market, store and resell crude oil and other petroleum products. Our principal business segments are North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations (see the notes to our financial statements for certain financial information by business segment).


  Gathering and Marketing Operations

     In general, as we purchase crude oil in our gathering and marketing operations, we establish a margin by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX, thereby minimizing or reducing exposure to price fluctuations. Through these transactions, we seek to maintain positions that are substantially balanced between crude oil purchases and sales or future delivery obligations. As a result, changes in the absolute price level for crude oil do not necessarily impact the margin from gathering and marketing.

     Although we generally maintain a balanced position in terms of overall volumes, some risks cannot be fully hedged, such as a portion of certain basis risks. Basis risk arises when crude oil is acquired by a purchase or exchange that does not meet the specifications of the crude oil we are contractually obligated to deliver, whether in terms of geographic location, grade or delivery schedule. We seek to limit price risk and maintain margins through a combination of physical sales, NYMEX hedging activities and exchanges of crude oil with third parties. It is our policy not to acquire and hold crude oil, futures contracts or other derivative products for the purpose of speculating on crude oil price changes.

     Our operating results are sensitive to a number of factors including: grades or types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities, and timing and costs (including storage) involved in delivering crude oil to the appropriate customer.

     Gross margin from gathering, marketing and pipeline operations varies from period-to-period, depending to a significant extent upon changes in the supply and demand of crude oil and the resulting changes in United States crude oil inventory levels. The gross margin from gathering and marketing operations is generated by the difference between the price of crude oil at the point of purchase and the price of crude oil at the point of sale, minus the associated costs of gathering and transportation. In addition to purchasing crude oil at the wellhead, we purchase crude oil in bulk at major pipeline terminal points and major marketing points and enter into exchange transactions with third parties. These bulk and exchange transactions are characterized by large volumes and narrow profit margins on purchase and sales transactions, and the absolute price levels for crude oil do not necessarily bear a relationship to gross margin, although such price levels significantly impact revenues and cost of sales. Because period-to-period variations in revenues and cost of sales are not generally meaningful in analyzing the variation in gross margin for gathering and marketing operations, such changes are not addressed in the following discussion.

     We operate the business differently as market conditions change. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

  Pipeline Operations


     Pipeline revenues and gross margins are primarily a function of the level of throughput and storage activity and are generated by the difference between the regulated published tariff and the fixed and variable costs of operating the pipeline. A majority of the pipeline revenues are generated by transporting crude oil at published pipeline tariffs for the North American Crude Oil -- East of Rockies business segment. Approximately 76.5% of the tariff revenues of the Pipeline Operations business segment for the nine months ended September 30, 2000, were generated from tariffs charged to the North American Crude
Oil -- East of Rockies business segment. Changes in revenues and pipeline operating costs, therefore, are relevant to the analysis of financial results of the Pipeline Operations business segment and are addressed in the following discussions of the Pipeline Operations business segment.



     We do not directly employ any persons responsible for managing or operating our company or for providing services relating to day-to-day business affairs. Our general partner provides such services or obtains such services from third parties and is reimbursed for substantially all of its direct and indirect costs and expenses including compensation and benefit costs. Our general partner recently entered into an agreement with Enron Pipeline Services Company, a wholly owned subsidiary of Enron Corp., to provide certain operating and administrative services to our general partner effective October 1, 2000. These services were previously performed directly by our general partner. The agreement provides that our general partner will reimburse Enron Pipeline Services Company for its costs and expenses in rendering the services. Our general partner will in turn be reimbursed by us. The arrangement is not expected to increase the costs and expenses borne by us.


     The following review of the results of operations and financial condition should be read in conjunction with our financial statements and notes thereto included elsewhere herein.

  Results of Operations


     We reported net income of $10.1 million or $0.36 per diluted unit for the nine months ended September 30, 2000 compared to net income of $7.0 million or $0.29 per diluted unit for the nine months ended September 30, 1999. We reported net income of $9.5 million or $0.34 per diluted unit for the nine months ended September 30, 2000 excluding nonrecurring gross margin of $1.4 million relating to the mid-continent natural gas liquids activity which ceased in late 1999 partially offset by $0.8 million related to severance charges for a former officer. The increase in the nine months ended September 30, 2000 results compared to the same period in 1999 primarily reflects increased volumes and revenues offset by higher operating and financing costs related to the acquisition of pipelines from Texas-New Mexico Pipeline Company in May 1999.


     We reported a net loss of $0.5 million or $0.02 per diluted unit for 1999, a net loss of $4.1 million or $0.21 per diluted unit for 1998, and a net loss of $14.4 million or $0.75 per diluted unit for 1997. We reported net income of $9.3 million or $0.37 per diluted unit in 1999 excluding nonrecurring charges of $9.8 million or $0.39 per diluted unit, which consisted primarily of a $6.2 million charge for the apparent theft of natural gas liquids product, concealment of commercial activities and other unauthorized actions by a former employee, $1.6 million related to incremental costs to terminate contracts prior to maturity during the wind down of the mid-continent natural gas liquids activity, and a $2 million severance charge for recent workforce reductions. We reported a net loss of $4.4 million or $0.23 per diluted unit in 1997, excluding nonrecurring charges of $10.0 million or $0.52 per diluted unit, which consisted primarily of a $6.5 million impairment of an information systems development project, a $1.5 million impairment of three Ohio products terminals held for sale and a $2 million severance charge associated with the realignment initiatives discussed further in the notes to our audited financial statements included elsewhere herein. The adoption of Issue 98-10 in the first quarter of 1999 included a $1.7 million cumulative effect as of January 1, 1999 and approximately $5.6 million of net unrealized mark-to-market losses (which includes the $6.2 million charge related to the unauthorized natural gas liquids activities) for the twelve months ended December 31, 1999.

     Selected financial data for our business segments are summarized below, in millions:


                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                     -------------------   ------------------------------
                                       2000       1999       1999       1998       1997
                                     --------   --------   --------   --------   --------
Revenues:
  N.A. Crude Oil -- East of
     Rockies.......................  $7,709.5   $5,582.2   $8,042.8   $4,637.8   $6,072.6
  Pipeline Operations..............     103.8       84.8      118.5       31.5       19.4
  West Coast Operations............     614.5      463.2      654.0      590.1      811.2
  Corporate and Other(1)...........                              --      110.7      760.2
  Intersegment eliminations........     (87.6)    (122.3)    (150.9)     (75.4)     (17.3)
                                     --------   --------   --------   --------   --------
          Total....................  $8,340.2   $6,007.9   $8,664.4   $5,294.7   $7,646.1
                                     ========   ========   ========   ========   ========
Gross margin:
  N.A. Crude Oil -- East of
     Rockies(2)....................  $   58.4   $   61.1   $   78.2   $   92.0   $   82.6
  Pipeline Operations..............     104.4       83.0      115.7       30.9       19.5
  West Coast Operations............      15.1       21.5       18.4        9.7        9.3
  Corporate and Other(1)...........        --         --         --         --        1.6
                                     --------   --------   --------   --------   --------
          Total....................  $  177.9   $  165.6   $  212.3   $  132.6   $  113.0
                                     ========   ========   ========   ========   ========
Operating Income (Loss):
  N.A. Crude Oil -- East of
     Rockies(2)....................  $   (0.5)  $   (0.2)  $   (2.5)  $   28.0   $   19.5
  Pipeline Operations..............      52.3       37.7       51.0        4.3        1.8
  West Coast Operations............      (1.6)       6.1       (2.2)       0.2        0.1
  Corporate and Other(1)...........     (16.4)     (18.3)     (20.3)     (25.3)     (29.0)
                                     --------   --------   --------   --------   --------
          Total....................  $   33.8   $   25.3   $   26.0   $    7.2   $   (7.6)
                                     ========   ========   ========   ========   ========


---------------

(1) 1998 and 1997 results include the East of Rockies refined products business, which was exited in 1997.


(2) Includes intersegment transportation costs from the Pipeline Operations segment for the transport of crude oil at published pipeline tariffs and purchases of crude oil inventory from the Pipeline Operations segment. Intersegment transportation costs and purchases of crude oil inventory from the Pipeline Operations segment were $82.0 million and $65.9 million for the nine months ended September 30, 2000 and 1999, respectively, and they were $89.9 million, $24.5 million and $13.7 million for the twelve months ended December 31, 1999, 1998 and 1997, respectively.


     The North American Crude Oil -- East of Rockies business segment and West Coast Operations business segment are characterized by generally very thin and volatile profit margins on purchase and sale transactions, and the absolute price levels for crude oil and other petroleum products do not necessarily bear a direct relationship to margins per barrel, although such price levels significantly impact revenues and cost of sales. Gross margin is the difference between the sales price of crude oil or other petroleum products and the cost of crude oil and products purchased, including costs paid to third parties for transportation and handling charges. As a result, period-to-period variations in revenues and cost of sales are not meaningful, and therefore are not discussed for the North American Crude Oil -- East of Rockies and West Coast Operations business segments. Pipeline Operations revenues are primarily a function of the level of crude oil transported through the pipeline, known as throughput, and the applicable pipeline tariffs.

  Nine Months Ended September 30, 2000 Compared with Nine Months Ended September 30, 1999.



     North American Crude Oil -- East of Rockies:  The North American Crude
Oil -- East of Rockies segment had an operating loss of $0.5 million for the first nine months of 2000, compared to an operating loss of $0.2 million for the same period in 1999. Excluding the impact of mark-to-market accounting for certain energy contracts, the North American Crude Oil -- East of Rockies segment had operating income of $2.0 million in the first nine months of 2000 compared to an operating loss of $1.3 million for the same period in 1999. Gross margin decreased $2.7 million to $58.4 million in the first nine months of 2000 due primarily to unrealized mark-to-market losses being recorded in the first nine months of 2000 for certain energy contracts. Crude oil lease volumes averaged 414,400 barrels per day for the nine months ended September 30, 2000 compared to an average of 409,500 barrels per day for the nine months ended September 30, 1999. Operating expenses of $58.9 million for the first nine months of 2000 were $2.4 million lower than in the first nine months of 1999 due primarily to lower employee related costs and lower repair and maintenance costs.



     Pipeline Operations: Pipeline Operations had operating income of $52.3 million for the first nine months of 2000 compared to operating income of $37.7 million for the same period in 1999. Revenues for the first nine months of 2000 increased $19.0 million to $103.8 million due to increased activity related to the acquisition of pipelines from Texas-New Mexico Pipeline Company in May 1999, an increase in volumes transported on pipelines primarily in West Texas/New Mexico, Oklahoma and Kansas and sales of crude oil by the Pipeline Operations segment to the North American Crude Oil -- East of Rockies segment. Approximately $82.0 million and $65.9 million of revenues for the nine months ended September 30, 2000 and 1999, respectively, were generated from tariffs charged to the North American Crude Oil -- East of Rockies segment and sales of crude oil inventory to North American Crude Oil -- East of Rockies. Pipeline volumes averaged 589,700 barrels per day for the nine months ended September 30, 2000 compared to 486,500 barrels per day for the nine months ended September 30, 1999. Operating expenses of $52.1 million for the first nine months of 2000 were $6.8 million higher than in the first nine months of 1999 due to higher employee related costs, environmental and utility costs and amortization associated with the acquisition of assets from Texas-New Mexico Pipeline Company partially offset by lower repair and maintenance costs on the pipelines.



     West Coast Operations: West Coast Operations had an operating loss of $1.6 million for the first nine months of 2000, compared to operating income of $6.1 million for the same period in 1999. The operating loss of $1.6 million for the first nine months of 2000 includes a nonrecurring gain of $2.5 million attributable to reimbursements received in the second quarter of 2000 in connection with an insurance claim filed by us related to the theft of natural gas liquids product by a former employee offset by a $0.9 million nonrecurring charge related to the one remaining contract for the mid-continent natural gas liquids activity. The decline in gross margin, excluding nonrecurring items, is primarily due to lower margins associated with the crude oil blending operations primarily as a result of increasing competitive pressures. Operating expenses of $16.7 million for the first nine months of 2000 were $1.3 million higher than in the first nine months of 1999 due to higher third party truck transportation costs and plant fuel costs partially offset by lower utility costs and repair and maintenance costs.



     Corporate and Other: Corporate and other costs were $16.4 million for the first nine months of 2000 compared to $18.3 million in the first nine months of 1999. The decrease is due primarily to lower system operating costs and insurance costs partially offset by nonrecurring severance charges related to a former officer. Interest and related charges in the first nine months 2000 were $22.8 million compared to $21.5 million for the same period in 1999. The increase is due primarily to higher interest rates on borrowings for the financing of the acquisitions of assets from Koch and Texas-New Mexico Pipeline Company. Other income (expense), net, consisting primarily of discount fees on the sale of receivables, gains (losses) on transactions denominated in foreign currency and gains (losses) on sales of fixed assets, was an expense of $2.0 million in the first nine months of 2000 compared to income of $1.0 million for the same period in 1999 primarily due to a net loss on transactions denominated in Canadian dollars and discount fees on the sale of receivables in 2000.

     Twelve Months Ended December 31, 1999 Compared with Twelve Months Ended December 31, 1998


     North American Crude Oil -- East of Rockies. The North American Crude
Oil -- East of Rockies segment had an operating loss of $2.5 million in 1999 compared to operating income of $28.0 million in 1998. As a result of the acquisition of assets from Koch, the North American Crude Oil -- East of Rockies segment is incurring increased transportation costs from the Pipeline Operations segment due to the significant increase in the volume of crude oil transported at higher published tariff rates as well as incurring additional operating costs associated with the asset acquisitions. Intersegment transportation costs charged by the Pipeline Operations segment were $89.9 million and $24.5 million for the years ended December 31, 1999 and 1998, respectively. Gross margin decreased $13.8 million to $78.2 million due primarily to increased transportation costs or tariffs paid to the Pipeline Operations segment. Lease crude oil purchases were up significantly from an annual average of 285,600 bpd for 1998 to an annual average of 408,800 bpd in 1999 due to the acquisition of assets from Koch. Operating expenses of $80.7 million for 1999 were $16.7 million higher than 1998 due primarily to higher operating costs and employee related costs associated with the acquisition of assets from Koch in December 1998.

     Pipeline Operations. Pipeline Operations had operating income of $51.0 million in 1999 compared to $4.3 million in 1998. Revenues, which include eight months of activity related to the asset acquisition from Texas-New Mexico Pipeline Company in 1999, increased $87.0 million to $118.5 million in 1999 due primarily to increased activity related to the acquisitions of pipelines from Koch and Texas-New Mexico Pipeline Company. Approximately $89.9 million or 76% and $24.5 million or 78% of revenues for the years ended December 31, 1999 and 1998, respectively, were generated from tariffs charged to the North American Crude Oil -- East of Rockies segment. Pipeline volumes were 513,700 bpd in 1999 compared to 188,300 bpd in 1998. Operating expenses of $64.7 million in 1999 were $38.1 million higher than 1998 due primarily to higher employee related costs, operating costs and depreciation associated with the acquisitions of assets from Koch and Texas-New Mexico Pipeline Company.

     West Coast Operations. West Coast Operations had an operating loss of $2.2 million in 1999 compared to operating income of $0.2 million in 1998. Excluding nonrecurring charges of $7.8 million for 1999, West Coast Operations had operating income of $5.6 million. Nonrecurring charges reflect a $6.2 million charge for the apparent theft of natural gas liquids product, concealment of commercial activities and other unauthorized actions by a former employee and $1.6 million related to incremental costs to terminate contracts prior to their maturity in winding down the mid-continent natural gas liquids activity. The mid-continent natural gas liquids activity originally served as a supply source for the West Coast crude oil blending operations prior to the acquisition of assets from Koch. Gross margin increased $8.7 million to $18.4 million due primarily to the acquisition of crude oil gathering and natural gas liquid assets from Koch. Operating expenses of $20.6 million in 1999 were $11.1 million higher than in 1998 due primarily to higher employee related costs, operating costs and depreciation with the acquisition of assets from Koch.

     Corporate and Other. Corporate and other costs of $20.3 million for 1999 were $5.0 million lower compared to 1998, due primarily to a $1.0 million write-off of certain information system development costs in 1998 and lower severance costs in 1999. Interest and related charges for 1999 were $29.8 million compared to $10.2 million in 1998 due to the higher average debt in 1999 due to the financing of the acquisitions from Koch and Texas-New Mexico Pipeline Company. Other income (expense), net, consisting primarily of gains on transactions denominated in foreign currency and gains on sales of fixed assets, increased $2.5 million to income of $0.7 million in 1999.

     Twelve Months Ended December 31, 1998 Compared with Twelve Months Ended December 31, 1997

     North American Crude Oil -- East of Rockies. Operating income for the North American Crude Oil -- East of Rockies segment was $28.0 million in 1998 compared to $19.5 million in 1997. Gross margin increased $9.4 million to $92.0 million due primarily to renegotiations of uneconomic lease contracts during 1997 and improved crude grade and basis differentials in 1998. North American Crude
Oil -- East of Rockies lease crude oil purchases were up slightly from an annual average of 282,400 bpd for 1997 to an annual average of 285,600 bpd in 1998. Operating expenses of $64.0 million for 1998 were $0.9 million higher than 1997 due primarily to increased depreciation and amortization related to the acquisitions of assets from Koch partially offset by a reduction in employee related costs.

     Pipeline Operations. Pipeline Operations had operating income of $4.3 million in 1998 compared to $1.8 million in 1997. Revenues increased $12.1 million to $31.5 million due primarily to increased activity related to the acquisition of pipelines from Koch. Pipeline Operations delivered volumes were 185,300 bpd in 1998 compared to 142,000 bpd in 1997. Operating expenses of $26.6 million in 1998 were $8.9 million higher than in 1997 due primarily to increased benefits and employee related costs, increased operating costs and incremental depreciation and amortization associated with the acquisition of pipelines from Koch.

     West Coast Operations. West Coast Operations had operating income of $0.2 million in 1998 compared to $0.1 million in 1997. Gross margin increased $0.4 million to $9.7 million due primarily to the acquisition of crude oil gathering and natural gas liquid assets from Koch partially offset by a lower of cost or market adjustment of certain propane inventories. Operating expenses of $9.5 million in 1998 were $0.3 million higher than in 1997 due primarily to higher benefits and other employee related costs partially offset by reduced operating costs.

     Corporate and Other. Corporate and other costs of $25.3 million for 1998 were $3.7 million lower compared to 1997 due primarily to a non-recurring $6.5 million non-cash impairment associated with the termination of an information system development project and $1.5 million impairment of three Ohio products terminals held for sale due to the exit of the East of Rockies refined products business in 1997 partially offset by increased legal expenses, system operating costs, casualty and liability insurance costs, a non-recurring write-off of certain information system development costs and severance payments made to a former officer of our general partner. Interest and related charges for 1998 were $10.2 million compared to $6.7 million in 1997. The increase is due primarily to higher average short-term debt required to meet working capital needs, primarily related to higher average crude inventories during 1998 and debt used to finance the acquisition of assets from Koch in the third and fourth quarters of 1998. Other income (expense), net, consisting primarily of gains (losses) on transactions denominated in foreign currency; gains (losses) on the sale of property, plant and equipment; and litigation settlements decreased $1.0 million to a loss of $1.8 million in 1998 due to an increase in litigation settlements in 1998.

LIQUIDITY AND CAPITAL RESOURCES

  General

     Management anticipates that short-term liquidity as well as sustaining capital expenditures for the foreseeable future will be funded primarily by cash generated from operations in addition to lines of credit provided by Enron and commodity repurchase agreements. To the extent we make significant acquisitions in the future, we may be required to seek financing from other sources. No assurance can be given that this financing will be available from Enron or another source. We may also issue additional limited partner interests, the proceeds from which could be used to reduce indebtedness, provide additional funds for acquisitions or other needs.

  Cash Flows From Operating Activities


     Net cash provided by operating activities totaled $71.7 million for the first nine months of 2000 compared to net cash used in operating activities of $7.2 million for the same period in 1999 which is primarily attributable to reduced inventory levels during 2000 due to the market being backwardated.


     Net cash provided by operating activities totaled $69.3 million in 1999 compared to $18.6 million in 1998 primarily due to the sale of a $50.0 million receivable from Koch.

  Cash Flows From Investing Activities


     Net cash used in investing activities totaled $8.6 million for the first nine months of 2000 compared to $48.8 million for the same period in 1999. Cash additions to property, plant, and equipment of $9.7 million in 2000 primarily include $3.8 million for information systems hardware and software and $3.5 million for pipeline, storage tank and related facility improvements. Proceeds from asset sales were $1.1 million in the first nine months of 2000 compared to $0.5 million in the first nine months of 1999. Acquisitions of $33.0 million during 1999 primarily reflect the purchase of assets from Texas-New Mexico Pipeline Company.


     Net cash used in investing activities totaled $53.3 million in 1999 compared to $224.7 million in 1998, primarily due to the asset acquisition from Texas-New Mexico Pipeline Company in 1999 and the asset acquisitions from Koch in 1998. Cash additions to property, plant, and equipment of $54.7 million in 1999 primarily include $33.0 million representing cash consideration for the asset acquisition from Texas-New Mexico Pipeline Company, $8.8 million for pipeline connections and improvements, and $7.2 million for computer hardware and software. Proceeds from asset sales were $1.4 million in 1999 compared to $7.3 million in 1998.

     Our general partner estimates that capital expenditures necessary to maintain the existing asset base at current operating levels will be approximately $9 -- $11 million each year. The level of our capital expenditures will vary depending upon prevailing energy markets, general economic conditions and the current regulatory environment.

  Cash Flows From Financing Activities


     Net cash used in financing activities totaled $46.3 million for the first nine months of 2000 compared to net cash provided of $55.0 million for the same period in 1999. The 2000 amount primarily represents a reduction of repurchase agreements outstanding and distributions paid to all Common Unitholders for the period October 1, 1999 through June 30, 2000. In September 1999, EOTT issued 3.5 million Common Units for net proceeds of $52.9 million, which was used to repay debt related to previous asset acquisitions in the fourth quarter of 1999.


     Net cash used in financing activities totaled $1.5 million in 1999 compared to net cash provided by financing activities of $205.4 million in 1998. The 1999 amount represents borrowings to fund working capital needs and acquisition financing reduced by distributions paid to unitholders for the period October 1, 1998 through September 30, 1999. The 1998 amount primarily represents short-term borrowings to fund working capital needs and borrowings from Enron to finance the asset acquisitions from Koch, reduced by distributions paid to unitholders of record for the period October 1, 1997 through September 30, 1998.

     Cash distributions paid to unitholders were $30.4 million and $22.8 million for 1999 and 1998, respectively. Due to the losses incurred during 1997, the 1997 third quarter distribution to all common and special unitholders was paid utilizing $3.7 million in cash support from Enron. The 1997 fourth quarter distribution was paid in February 1998 using $3.8 million in cash support from Enron. The 1998 first and second quarter distributions were paid using $5.3 million in cash support from Enron. The 1999 first quarter distribution was paid using $2.5 million in cash support from Enron. Pursuant to the support agreement, as discussed in note 13 to our audited financial statements included elsewhere herein, all additional partnership interests outstanding at December 31, 1998 were contributed to us in February 1999.

  Acquisition of Assets

     On July 1, 1998, we acquired crude oil gathering and transportation assets in West Texas and New Mexico from Koch. The asset purchase included approximately 300 miles of common carrier pipelines, associated storage facilities for approximately 500,000 barrels and lease crude oil purchase contracts for up to 40,000 barrels of crude oil per day. The purchase price was approximately $28.5 million and was financed with short-term borrowings from Enron.

     On December 1, 1998, we acquired certain additional crude oil gathering and transportation assets (the "Assets"), in key oil producing regions from Koch. The total purchase price of the Assets was $235.6 million, which included consideration of $184.5 million in cash, 2,000,000 common units, 2,000,000 subordinated units and $11.4 million in transaction costs. We financed the majority of the cash purchase price through short-term borrowings from Enron. See additional discussion regarding Enron financing in note 4 to our audited financial statements included elsewhere herein.

     On May 1, 1999, we acquired crude oil transportation and storage assets in West Texas and New Mexico from Texas-New Mexico Pipeline Company, which included approximately 1,800 miles of common carrier crude oil pipelines. We paid $33 million in cash and financed the acquisition using short-term borrowings from Enron.

  Working Capital and Credit Resources

     On December 1, 1998, Enron increased its existing credit facility with us to provide additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the Enron facility is $1.0 billion, and it contains sublimits of $100 million for working capital loans and $900 million for guarantees and letters of credit. Letter of credit fees are based on actual charges by the banks which range from
 .20% -- .375% per annum. Interest on outstanding loans is charged at LIBOR plus 250 basis points per annum.

     The Enron facility is subject to defined borrowing base limitations relating to our activities and to the maintenance and protection of the collateral. The Enron facility permits distributions to unitholders subject to certain limitations based our earnings and other factors. These covenants and restrictions are not expected to materially affect our ability to operate our ongoing business. The Enron facility is secured by a first priority lien on and security interest in all of our receivables and inventory. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The Enron facility is non-recourse to our general partner and the general partner's assets. We are restricted from entering into additional financing arrangements without the prior approval of Enron.

     At December 31, 1998, we had a term loan of $175 million outstanding with Enron under a financing arrangement to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The term loan had a scheduled maturity of December 31, 1999. The interest rate on the term loan was LIBOR plus 300 basis points. As discussed further below, the term loan was repaid in the fourth quarter of 1999 utilizing a portion of the net proceeds from the issuance of the 11% senior notes.

     In addition, at December 31, 1998, we had $42 million of debt outstanding with Enron under a $100 million bridge loan to finance a portion of the cash consideration for the acquisition of assets from Koch. The interest rate on the bridge loan was initially LIBOR plus 400 basis points. At the end of each three-month period, the spread on the bridge loan increased by 25 basis points. The bridge loan was unsecured, and its maturity date was December 31, 1999. As discussed below, the bridge loan was repaid utilizing a portion of the net proceeds from the issuance of 3,500,000 common units.

     On September 29, 1999, we issued 3,500,000 common units to the public, with net proceeds to us of $52.9 million. On October 1, 1999, we issued to the public $235 million of 11% senior notes. The senior notes are due October 1, 2009, and interest is paid semiannually on April 1 and October 1. The senior notes are fully and unconditionally guaranteed by all of our operating limited partnerships. On or after October 1, 2004, we may redeem the notes, and prior to October 1, 2002, we may redeem up to 35% of the notes with proceeds of public or private sales of equity at specified redemption prices. Provisions of the senior notes could limit additional borrowings, sale and lease back transactions, affiliate transactions, distributions to unitholders or merger, consolidation or sale of assets if certain financial performance ratios are not met. The net proceeds from the issuance of the 11% senior notes and the issuance of the common units were used to repay the $175 million term loan from Enron, the $42 million bridge loan from Enron and $57.3 million of short-term borrowings outstanding under the working capital facility from Enron.

     At December 31, 1999, we had $143.5 million in letters of credit outstanding under the Enron facility. In addition, guarantees outstanding totaled $427.0 million of which $378.5 million were used.

     At December 31, 1998, we had $44.4 million in letters of credit and $28.3 million in loans outstanding under the Enron facility at an average annual interest rate of approximately 6.1%. The amount outstanding at December 31, 1998 under the term loan was $175.0 million with an average annual interest rate of 8.5%. Under the bridge loan, the amount outstanding was $42.0 million with an average annual interest rate of 9.5%. In addition, guarantees outstanding totaled $366.4 million of which $290.9 million were used.

     Our general partner believes that the Enron facility and commodity repurchase agreements discussed below will be sufficient to support our crude oil purchasing activities and working capital and liquidity requirements. No assurance, however, can be given that our general partner will not be required to reduce or restrict our gathering and marketing activities because of limitations on its ability to obtain credit support and financing for its working capital needs.

     Our ability to obtain letters of credit to support our purchases of crude oil or other petroleum products is fundamental to our gathering and marketing activities. Additionally, we have a significant need for working capital due to the large dollar volume of marketing transactions in which we engage. Any significant decrease in our financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, may make it more difficult for us to obtain such letters of credit, and/or may increase the cost of obtaining them. This could in turn adversely affect our ability to maintain or increase the level of our purchasing and marketing activities or otherwise adversely affect our profitability and available cash.

     Our partnership agreement authorizes us to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other needs.

     At December 31, 1999, we have outstanding forward commodity repurchase agreements of approximately $74.1 million. Pursuant to the agreements, which had terms of thirty days, we repurchased the crude oil inventory on January 21, 2000 for approximately $74.5 million. At December 31, 1998, we had outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, we repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million.

     We have entered into an agreement with a third party that provides for the sale of up to an aggregate amount of $100 million of certain trade receivables outstanding at any one time. As of December 31, 1999, $50 million of receivables had been sold under this agreement. Discount fees related to the sales are reflected in other, net expenses. We have accounted for these transactions as a sale under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and the related cash received is reflected as cash provided by operating activities in our statements of cash flows.

     Generally, we will distribute 100% of our available cash within 45 days after the end of each quarter to unitholders of record and to our general partner. Available cash consists generally of all of our cash receipts, adjusted for our cash distributions and net changes to reserves. The full definition of "available cash" is set forth in our partnership agreement and amendments thereto, forms of which have been filed as exhibits to this registration statement. Distributions of available cash to the subordinated unitholders are subject to the prior rights of the common unitholders to receive the minimum quarterly distribution for each quarter during the subordination period, and to receive any arrearages in the distribution of the minimum quarterly distribution on the common units for prior quarters during the subordination period.

     The minimum quarterly distribution is $0.475 per unit. Enron has committed to provide total cash distribution support in an amount necessary to pay minimum quarterly distributions, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million ($19.7 million of which remains available) in exchange for additional partnership interests. See further discussion in note 13 to our audited financial statements included elsewhere herein regarding Enron's distribution support.

SUMMARIZED FINANCIAL INFORMATION OF THE GENERAL PARTNER

     EOTT Energy Corp., an indirect wholly owned subsidiary of Enron Corp., serves as our general partner. Summary financial information for 1999 and 1998 is shown below, in thousands:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Balance Sheet Data (at end of period)
  Total assets..............................................  $52,904   $43,099
  Total liabilities.........................................    3,841     1,212
  Shareholder's equity......................................   49,063    41,887
Income Statement Data:
          Net income (loss).................................  $  (539)  $(4,005)

     Enron Corp. is a publicly traded company listed on the New York Stock Exchange. Financial information about Enron Corp. can be obtained from its filings with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

YEAR 2000

     A Year 2000 problem was anticipated which could have resulted from the use in computer hardware and software of two digits rather than four digits to define the applicable year. The use of two digits was a common practice for decades when computer storage and processing was much more expensive than today. When computer systems must process dates both before and after January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. For example, computer programs that have date-sensitive features may recognize a date represented by "00" as the year 1900, instead of 2000.

     The Year 2000 problem has caused no material disruption to our mission-critical facilities or operations, and resulted in no material costs. We will remain vigilant for Year 2000 related problems that may yet occur due to hidden defects in our computer hardware or software or at our mission-critical external entities. We anticipate that the Year 2000 problem will not create material disruptions to its mission-critical facilities or operations, and will not create material costs.

OTHER MATTERS

     During the first quarter of 2000, we identified certain systems integration issues relating to our new computerized marketing and accounting system, and we immediately commenced an extensive review and analysis of the implementation of the new system. As a result of these efforts, we identified and quantified the impacts of the systems integration issues relating to our new computerized marketing and accounting system and recorded appropriate financial statement adjustment in the first quarter of 2000. We have implemented and continue to implement additional control processes and procedures that we believe are sufficient to permit the preparation of timely and accurate financial information, including additional preventative and monitoring controls to ensure the integrity and reliability of financial information generated by the system as well as additional system training for users.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The standard cannot be applied retroactively, but early adoption is permitted. We have conducted an inventory of our contracts and are currently assessing the applicability of SFAS No. 133 to these contracts. Although we have not yet determined the impact of adopting SFAS No. 133, this standard could increase volatility in earnings and partners' capital.



     We and Koch Petroleum Group, L.P. (Koch) modified a 15-year contract, which began December 1, 1998, whereby we supply crude oil to Koch at market based prices. Due to changes in market conditions, we amended the supply volume price for six months, beginning September 1, 2000.


OUTLOOK

     We will continue to pursue attractive acquisition or business combination opportunities to increase the scale of our business, add cash flow, and reduce earnings variability. Acquisitions that result in increased lease purchase volumes should help to enhance our gathering and marketing opportunities. Our management is committed to continually improving internal business processes in all operational, marketing, and administrative areas and thereby achieve improvements in productivity.


     The North American Crude Oil -- East of Rockies results of operations for the third quarter of 2000 decreased from the second quarter of 2000 due to increased costs related to grade differentials. However, we anticipate that market conditions in the fourth quarter of 2000 will be favorable if crude oil prices remain strong. In addition, gross margins in the first nine months of 2000 for the West Coast Operations were lower when compared to the first nine months of 1999 as a result of increasing competitive conditions. These competitive conditions will continue to put pressure on gross margins for the West Coast Operations for the remainder of 2000.



     Historically, the crude oil gathering and marketing business has been very competitive with thin and variable profit margins. Market conditions and the amount of crude oil produced cannot be projected with certainty. We intend to continue to pay minimum quarterly distributions to all our common unitholders. We paid third quarter distributions of $0.475 to all our common unitholders and a cash distribution of $0.20 to all of our subordinated unitholders on November 14, 2000 without any distribution support from Enron; however, due to the changing market conditions which affects operating results, it is possible that distribution support from Enron may be needed to pay minimum quarterly distributions in the future. Enron has committed to provide total cash distribution support in an amount necessary to pay minimum quarterly distributions up to $29 million ($19.7 million of which remains available) through the fourth quarter 2001.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We enter into forwards, futures and other contracts primarily for the purpose of hedging the impact of market fluctuations on assets, liabilities or other contractual commitments. The use of financial instruments may expose us to market and credit risks resulting from adverse changes in commodity prices, interest rates and foreign exchange rates. The major market risks are discussed below.

     Commodity Price Risk. Commodity price risk is a consequence of gathering crude oil at the lease and marketing the crude oil to refineries or other trade partners. We use forwards, futures, swaps and options to mitigate price exposure and manage this risk on a portfolio basis.

     Interest Rate Risk. Interest rate risk is the result of having variable rate debt obligations, as changing interest rates impact the discounted value of future cash flows.

     Foreign Currency Exchange Rate Risk. Foreign currency exchange rate risk is the result of our Canadian operations. The primary purpose of our foreign currency hedging activities is to protect against the volatility associated with foreign currency purchase and sale transactions.

COMMODITY PRICE AND FOREIGN CURRENCY RISK

     We have performed a value at risk analysis of virtually all of our financial assets and liabilities. Value at risk incorporates numerous variables that could impact the fair value of our investments, including commodity prices and foreign exchange rates, as well as correlation within and across these variables. We estimate value at risk commodity and foreign exchange exposures using a model based on Monte Carlo simulation of delta/gamma positions which captures a significant portion of the exposure related to open futures contracts. The value at risk method utilizes a one-day holding period and a 95% confidence level. Cross-commodity correlations are used as appropriate. The use of the value at risk model allows management to aggregate risks, compare risk on a consistent basis and identify the drivers of risk.

     The following table illustrates the value at risk for commodity price and foreign currency risk (in millions):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1999     1998
                                                              -----    ----
Commodity price(1)..........................................  $(1.5)   $3.8
Foreign currency exchange rate..............................  $  --    $ --

---------------

(1) The above value at risk amount represents derivative commodity instruments, primarily commodity futures contracts, entered into to hedge future physical crude oil purchase commitments. The commitments to purchase physical crude oil have not been included in the above value at risk computation.

INTEREST RATE RISK

     Our exposure to changes in interest rates primarily results from our short-term and long-term debt with both fixed and floating interest rates. The Enron facility has a maturity of December 2001: however, the borrowings under the facility are for working capital and are classified as short-term obligations. If the borrowings were held to maturity, the average interest rates would be LIBOR plus 250 basis points. At December 31, 1999, no amounts were outstanding under the Enron facility. In October 1999, we issued $235 million of 11% senior notes due in 2009. At year-end the fair value of these notes approximated the carrying value.

  Accounting Policies

     Accounting policies for price risk management and hedging activities are described in note 2 to our audited financial statements included elsewhere herein.

                                    BUSINESS

GENERAL

     We are engaged in the purchasing, gathering, transporting, trading, storage and resale of crude oil, refined petroleum products, natural gas liquids and related activities through our affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership. We have three principal business segments:
North American -- East of Rockies crude oil gathering and marketing operations; Pipeline Operations; and West Coast Operations, which includes crude oil gathering and marketing, refined products marketing and a natural gas liquids business.

     In 1999, we formed EOTT Energy Finance Corp. as a direct wholly-owned subsidiary. This entity was set up before our debt offering to facilitate investors' ability to purchase our senior notes.

     EOTT Energy Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Enron Corp., serves as our sole general partner. In addition to owning approximately 2% of our general partner interests, our general partner owns approximately 25% of our limited partner interests in the form of subordinated units. Enron, through its ownership of our common units, holds an approximate 12% interest in our partnership.

OVERVIEW

     We are one of the largest independent crude oil gathering and marketing companies in North America. We gather and market from over 40,000 oil wells in 18 states and Canada, averaging 428,700 barrels per day during 1999. In addition, we are engaged in interstate and intrastate crude oil transportation, crude oil terminalling and storage activities, and crude oil blending. Most of the crude oil we purchase directly from the oil well, which we call "lease crude oil," is delivered to refiners and other customers nationwide. We transport crude oil through pipelines, including approximately 8,300 miles of our pipeline and gathering systems, and trucking operations, which includes a fleet of 259 owned or leased trucks.

     We engage in the following business activities:

     - GATHERING AND MARKETING. We gather, store and transport crude oil in the United States and Canada. This involves purchasing and gathering crude oil from producers and other sellers for subsequent sale to refiners and other customers. We gather crude oil from over 6,000 producers and operators, of which approximately 89% of the volumes are from independent producers and the remaining 11% are from major integrated oil companies. We also provide certain accounting and administrative services to some producers and operators. We believe that our ability to offer reliable and reasonably priced services to producers and operators is a key factor in maintaining lease crude oil volumes and in obtaining new lease volumes. Most of these operations are included in the North American Crude Oil -- East of Rockies business segment.

     - PIPELINE OPERATIONS. Through our common carrier pipeline systems, we transport crude oil for our gathering and marketing operations and for third parties pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. We transported 513,700 barrels per day in 1999, a significant portion of which was transported for our own gathering and marketing operations. We conduct these operations in our Pipeline Operations business segment. Approximately 76% of the revenues of the Pipeline Operations business segment for the twelve months ended December 31, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment.

     - CRUDE OIL BLENDING AND NATURAL GAS LIQUIDS PROCESSING. We blend West Coast sour crude with sweet crude oil and natural gas liquids to upgrade heavy sour crude oil into a medium gravity Alaskan North Slope type of crude oil, which is sold to Los Angeles Basin refineries. In addition, we have a gas processing plant, a fractionation plant, and refrigerated propane storage and related distribution facilities, which provide natural gas liquids to our crude oil blending operation as well as other services for the natural gas liquids operations. We conduct these operations in our West Coast Operations business segment.

     We operate gathering systems in all major production areas in the lower 48 states. The 18 states in which we gather have represented, on average, approximately 97% of the production in the lower 48 states from 1985 to 1997, according to the most recent data available from the American Petroleum Institute. These states have had a historical average annual oil production decline rate of 2.6% over the same period; however, this may not necessarily represent the decline rates in the particular fields from which we gather crude oil.

NORTH AMERICAN CRUDE OIL -- EAST OF ROCKIES OPERATIONS

     Our crude oil gathering and marketing operations consist of purchasing and gathering crude oil from producers and operators for subsequent sale to refiners and other customers. Our gathering activities are conducted in the 18 states which represent approximately 97% of the crude oil production in the lower 48 states. Gathering and marketing of crude oil consists of:

     - purchasing lease crude oil from producers and operators at the oil well and in bulk from aggregators at major pipeline interconnects and marketing locations,

     - transporting crude oil on our own proprietary or common carrier pipelines, through our fleet of trucks or on assets owned and operated by third parties,

     - buying and selling crude oil or exchanging it for either another grade of crude oil or for crude oil at a different geographic location in order to increase margins or meet contract delivery requirements, and

     - marketing crude oil to refiners, large integrated oil companies and other customers.

     As a gatherer and marketer, we seek to earn profits primarily by buying crude oil at competitive prices, efficiently transporting and handling the purchased crude oil and marketing the crude oil to refinery customers or other trade partners. We purchase and sell crude oil primarily under contracts with 30-day renewable terms, with some contracts having terms from two months to one year. In addition, in December of 1998, we entered into a 15-year supply contract at market-based prices with Koch Oil Company for less than 25% of our lease crude oil volumes.

  Crude Oil Gathering

     In a typical producer's operation, crude oil flows from the oil well to a separator where the petroleum gases are removed. After separation, the crude oil is treated to remove water, sand and other contaminants and is then moved into the producer's on-site storage tanks. When the tank is full, the producer contacts our field personnel to purchase and transport the crude oil to market. We utilize our pipelines and trucks to transport most of the crude oil purchased to market.

     We engage in several types of purchases, sales and exchanges of crude oil. Most transactions we enter into are at market responsive prices for a term or duration of 90 days or less, with a large number of transactions on a 30-day renewable basis. These purchases are automatically renewable on a month-to-month basis until terminated by either party. The purchases are typically based on our posted prices, or the price at which we are willing to pay producers in a particular region, plus a bonus. The bonus is determined based on grade of oil, transportation costs and competitive factors. Both the posted price and the bonus change in response to market conditions. Posted prices can change daily, and bonuses, in general, can change every 30 days as contracts renew. Conducting business under these short-term contracts with multiple producers helps us reduce the overall basis risk and variability in the crude oil gathering and marketing business. See "Business -- Risk Management Services/Derivatives."

     The North American Crude Oil -- East of Rockies operation is organized into seven operating regions. Of the 428,700 barrels per day of lease crude oil we purchased in 1999, approximately 408,800 barrels per day or 95% was gathered in the North American Crude Oil -- East of Rockies business segment. The remainder of the lease crude oil was gathered in the West Coast region.

  Crude Oil Marketing

     The marketing of crude oil is complex and requires detailed knowledge of the crude oil market and a familiarity with a number of factors including: types of crude oil, individual refinery demand for specific grades of crude oil, area market price structures for the different grades of crude oil, location of customers, availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil to the appropriate customer. We market crude oil through our extensive gathering and marketing asset base which allows us to select among several transportation, storage and delivery alternatives.

     Generally, as we purchase lease crude oil, we enter into corresponding sale transactions involving physical deliveries of crude oil to third party users, such as independent refineries, or corresponding sales of futures contracts on the NYMEX. This process enables us to hedge against price fluctuations until we make physical delivery of the crude oil. After purchase of a lease barrel, we may re-market that barrel both in the futures and physical markets in order to maximize the value of the lease crude oil volumes. Throughout the process, we seek to maintain a substantially balanced position at all times with respect to lease volumes; however, we have certain risks which cannot be completely hedged such as basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) and the risk that transportation costs will change. It is our policy not to hold any inventory for the purpose of speculating on price changes.

     Market conditions have a direct effect on our marketing strategy. During periods when the demand for crude oil is weak, the market for crude oil is often in contango, meaning that the price of crude oil in a given month is less than the price of crude oil in a subsequent month. In a contango market, storing crude oil is favorable, because storage owners at major trading locations can simultaneously purchase production at low current prices for storage and sell at higher prices for future delivery. When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil in a given month exceeds the price of crude oil in a subsequent month. A backwardated market has a positive impact on marketing margins because crude oil gatherers can capture a premium for prompt deliveries.

  Producer Services

     Purchasing crude oil from producers and operators is done on the basis of competitive pricing and reliable and responsive customer service. We believe our ability to offer enhanced customer services to producers and operators is an important factor in maintaining lease crude oil volumes and in obtaining new volumes. Services offered include gathering capabilities, timely pickup of crude oil from producers' tanks at the lease or production point, accurate measurement of crude oil volumes delivered, and certain accounting and administrative services. Accounting and administrative services include processing division orders (dividing payments among the several owners of interests in a lease), providing statements of the crude oil purchased by us each month, disbursing production proceeds to interest owners and calculation and payment of severance and production taxes on behalf of interest owners. In order to compete effectively, we must efficiently handle title and division order issues and payment and regulatory reporting of all severance and production taxes. We must do this in a professional and timely manner, thereby ensuring the prompt and correct processing or payment of crude oil production proceeds and taxes. These producer services will continue to be a key component in our strategy as the smaller producers find it difficult to maintain these services internally.

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

PIPELINE OPERATIONS

     Our pipeline operations provide the vital link between our crude oil purchasing and marketing activities. We own and operate approximately 8,300 miles of crude oil gathering and transmission pipelines covering thirteen states, including approximately 7,400 miles of regulated intrastate and interstate common carrier pipeline systems. There are approximately 15.1 million barrels of storage capacity associated with field tanks. By state, the pipeline assets are as follows:

EOTT COMMON CARRIER PIPELINE MILES BY STATE          EOTT PROPRIETARY PIPELINE MILES BY STATE
--------------------------------------------       --------------------------------------------
                                       MILES                                              MILES
                                       -----                                              -----
Alabama..............................     56       Alabama..............................    38
Arkansas.............................     --       Arkansas.............................     2
California...........................     16       California...........................   159
Colorado.............................    332       Colorado.............................    --
Kansas...............................    795       Kansas...............................    --
Louisiana............................    412       Louisiana............................   131
Mississippi..........................    293       Mississippi..........................   267
Montana..............................    118       Montana..............................    --
Nebraska.............................     56       Nebraska.............................    --
New Mexico...........................  1,174       New Mexico...........................   158
North Dakota.........................    489       North Dakota.........................    --
Oklahoma.............................  1,389       Oklahoma.............................    33
Texas................................  2,256       Texas................................    82
                                       -----                                               ---
          Total......................  7,386       Total................................   870
                                       =====                                               ===

     Through these pipeline systems, we transport crude oil for the North American Crude Oil -- East of Rockies and West Coast business segments and third party customers pursuant to published tariff rates regulated by the Federal Energy Regulatory Commission and state regulatory authorities. Accordingly, we offer transportation services to any shipper of crude oil, provided that the crude oil meets the conditions and specifications contained in the applicable pipeline tariff. During 1999, our pipeline operations transported approximately 513,700 barrels per day through our regulated pipeline systems. Pipeline revenues are primarily a function of the level of crude oil transported through the pipeline, known as throughput, and the applicable pipeline tariffs. Approximately 76% of the revenues from the Pipeline Operations business segment for the twelve months ended December 31, 1999, were generated from tariffs charged to the North American Crude Oil -- East of Rockies business segment. The operating income from the Pipeline Operations business segment is generated by the difference between the published tariff and the fixed and variable costs of operating the pipelines.

     We believe that pipelines provide the lowest-cost method of transportation, and accordingly, we have focused on increasing the percentage of barrels transported on pipelines through acquisitions of pipeline assets. Our extensive pipeline network allows us to be the low-cost operator in many of the regions in which we operate. In addition, we have the opportunity to add incremental cash flow at marginal additional cost given that our pipeline system operates at approximately two-thirds of capacity.

WEST COAST OPERATIONS

     We conduct a number of business activities in the petroleum market on the West Coast, including the following: (i) crude oil blending; (ii) lease crude oil gathering and marketing; (iii) natural gas liquids marketing; and (iv) refined petroleum products marketing. These business activities are operated as an integrated business, with the lease crude oil and gas fractionation operations being the primary components in the crude oil blending operations.

     We acquired assets from Koch in 1998 that improved the transportation economics of the blending and marketing activities and greatly expanded the existing natural gas liquids marketing business on the

West Coast. These assets primarily included a gas processing plant with 20 million cubic feet per day of gas processing capacity, a fractionation plant with 8,000 barrels per day of fractionation capacity and five million gallons of refrigerated propane storage along with related distribution facilities.

     The primary function of lease crude oil gathering on the West Coast is to support the crude blending operation. We purchase crude oil from a number of producers on the West Coast, ranging from small independents to major oil companies. The West Coast lease crude oil volumes are transported by a variety of pipeline gathering systems as well as by truck, either owned by us or through third parties.

     The acquisition of the fractionation plant from Koch has given us the ability to produce natural gasoline, which is a valuable component of the crude blending operation. The fractionator and the associated five million gallon refrigerated storage facility have also turned us into a major participant in the wholesale marketing of propane on the West Coast.

     The bulk of our profitability in the West Coast market is derived from crude oil blending. The margins for the West Coast crude oil business are primarily tied to our ability to upgrade heavy sour crude into a medium gravity, Alaskan North Slope type of crude oil, called Line 63. To accomplish this, we gather crude oil by truck and pipeline and deliver it to proprietary blend stations strategically placed along our gathering system.

     In addition, the West Coast Operations include a refined petroleum products marketing business. This business specializes mostly in marketing distillate and gasoline at terminals located between Seattle and San Diego.

PROPERTIES

     At year end 1999, we owned and operated 8,300 miles of active crude oil gathering and transmission pipelines, including the assets acquired from Koch Pipeline Company, L.P. and Texas-New Mexico Pipeline Company discussed below, covering thirteen states (Alabama, Arkansas, California, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Kansas, Nebraska, Colorado, Montana and North Dakota), including 7,400 miles of regulated intrastate and interstate common carrier pipeline systems located in Alabama, Louisiana, Mississippi, Texas, New Mexico, Oklahoma, Kansas, Nebraska, Colorado, California, Montana and North Dakota. There are approximately 15.1 million barrels of storage capacity associated with these pipelines and field tanks. We have operated the pipeline systems with regular and continuous maintenance. Inspections and tests have been performed at prescribed intervals in an effort to ensure the integrity of the systems.

     In two separate transactions, on July 1 and December 1, 1998, we acquired approximately 4,200 miles of intrastate and interstate common carrier pipelines in Texas, Oklahoma, Kansas, Nebraska, Colorado, Louisiana, California, Montana, North Dakota, and South Dakota from Koch Pipeline Company, L.P. Storage associated with the pipeline systems totals approximately 3.5 million barrels. In addition, we acquired a gas processing plant referred to as Plant 8, with 20 million cubic feet per day of gas processing capacity; a fractionation plant with 8,000 bpd of fractionation capacity; 5 million gallons of refrigerated propane storage and related distribution facilities.

     On May 1, 1999, we acquired crude oil transportation and storage assets in West Texas and New Mexico from Texas-New Mexico Pipeline Company which included approximately 1,800 miles of common carrier crude oil pipelines.

     We operate six active barge facilities in Louisiana, and one in Alabama. Approximately 2.2 million barrels of storage capacity are associated with these barge facilities. We own three terminal facilities for the storage and terminalling of bulk petroleum products in Ohio, which are currently held for sale, and one refined products terminal in Alabama. Approximately 431,000 barrels of storage capacity are associated with these bulk petroleum product facilities.

RISK MANAGEMENT SERVICES/DERIVATIVES

     We attempt to minimize our exposure to commodity prices. Generally, as we purchase lease crude oil at prevailing market prices, we enter into corresponding sales transactions involving physical deliveries of crude oil to third party users, such as refiners or other customers, or a sale of futures contracts on the NYMEX. This process gives us the opportunity to profit on the transaction at the time of purchase and to effect a substantially balanced position, thereby minimizing or reducing our exposure to price fluctuations that may occur after the initial purchase.

     Sophisticated price risk management strategies, including those involving price hedges using NYMEX futures contracts, are very important in maintaining or increasing our gross margins. Such hedging techniques require significant resources dedicated to the management of futures positions and physical inventories. Another important element of the hedging techniques is the accurate estimation of lease crude oil volumes that will actually be purchased when we pick them up from the producers. We effect transactions both in the futures and physical markets in order to deliver the crude oil to its highest value location or otherwise to maximize the value of the crude oil we control. Throughout the process, we seek to maintain a substantially balanced position at all times. It is our policy not to acquire and hold crude oil, other petroleum products, futures contracts or other derivative products for the purpose of speculating on price changes. Nevertheless, we do have certain risks that cannot be completely hedged such as basis risks (the risk that price relationships between delivery points, grades of crude oil or delivery periods will change) and the risk that transportation costs will change, and from time to time enters into transactions providing for purchases and sales in future periods in which the volumes of crude oil are balanced but where either the purchase or sale prices are not fixed at the time at which the transactions are consummated. In such cases, we are subject to the risk that prices may change or that price changes will not occur as anticipated. Our ability to maintain or increase the gross margins and to protect our company from adverse price changes is dependent on the success of the marketing and price risk management strategies. We can make no assurance that the marketing and price risk management strategies will be successful in protecting our company from risks or in maintaining the gross margins at desirable levels.

CREDIT

     Credit review and analysis are also integral to our lease crude oil purchases. Payment for all or substantially all of the monthly lease crude oil gathered is sometimes made to the operator of the lease. The operator, in turn, is responsible for the correct payment and distribution of such production proceeds to the proper parties. In these situations, we determine whether the operator has sufficient financial resources to make such payments and distributions and to indemnify and defend us in the event any third party should bring a protest, action or complaint in connection with the ultimate distribution of production proceeds by the operator.

     When we market crude oil, we determine the amount, if any, of the line of credit to be extended to any given customer. We use a proprietary credit rating system that analyzes credit suitability and determines the amount of credit extended. Since typical sales transactions can involve tens of thousands of barrels of crude oil, the risk of non-payment and non-performance by customers is a major consideration in our business. As a result, we reserve for bad debts; however, beginning with our first full year of operations, 1995, the loss experience has totaled less than $1.0 million per fiscal year. We believe our sales are made to creditworthy entities or entities with adequate credit support, of which approximately two-thirds have investment grade credit ratings.

COMPETITION

     Competitive factors in the crude oil gathering and marketing business include price, quality of service, transportation facilities, financial strength and knowledge of products and markets. There are a number of major structural and economic changes impacting all of our market segments that are driving new customer needs, changing competitor dynamics and, consequently, creating new challenges and opportunities for responsive market participants. The decline in domestic lease crude oil production has made competition among gatherers and marketers even more intense.

     We compete with major oil companies, large independent crude gatherers and a large number of small independent gatherers. Our principal competitors in the purchase of leasehold crude oil production are Scurlock Permian Oil Corporation (now owned by Plains All American), Equiva (the joint venture of Shell and Texaco Trading & Transportation Co., Inc.), Amoco Oil Company (now BP Amoco
PLC), Genesis Energy, L.P., Sun Refining & Marketing and TEPPCO Partners, L.P.

ENVIRONMENTAL MATTERS

     We are subject to federal, state and local laws and regulations relating to the protection of the environment. At the federal level, such laws include, among others, the Clean Air Act, the Clean Water Act, the Oil Pollution Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the National Environmental Policy Act, as each may be amended from time to time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties. Moreover, compliance with such laws and regulations in the future could prove to be costly, and there can be no assurance that we will not incur such costs in material amounts.

     The Clean Air Act controls, among other things, the emission of volatile organic compounds, nitrogen oxides, and all other ozone-producing compounds in order to protect national ambient air quality in accordance with standards established for ozone and other pollutants. Such emissions may occur from the handling or storage of petroleum or natural gas. The sources of emissions that are subject to control and the types of controls required are a matter of individual state air quality control implementation plans that set forth emission limitations. Both federal and state laws impose substantial administrative, civil and even criminal penalties for violation of applicable requirements. As part of the regular overall evaluation of our current operations, we are reviewing the operating permit status of certain of our properties. We believe that our overall operations are in substantial compliance with applicable air requirements.

     The Clean Water Act, as amended by the Oil Pollution Act of 1990 ("OPA"), controls, among other things, the discharge of oil and other petroleum products into waters of the United States. The Clean Water Act provides penalties for any unauthorized discharges of pollutants (including petroleum products) into waters of the United States and imposes substantial potential liability for the costs of responding to an unauthorized discharge of pollutants, such as an oil spill. State laws for the control of water pollution also provide varying administrative, civil and criminal penalties and liabilities in the event of a release of petroleum or other related products in surface waters or the ground. Federal and state permits for such water discharges may be required.

     OPA also imposes a variety of requirements on "responsible parties" for oil and gas facilities related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term "responsible party" includes the owner or operator of an oil or gas facility that could be the source of an oil spill affecting jurisdictional waters of the United States. OPA assigns liability to each responsible party for oil spill removal costs and a variety of public and private damages from oil spills. OPA establishes a liability limit for onshore facilities of up to $350 million while the limit for offshore facilities is all removal costs plus up to $75 million in other damages. However, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct, if the spill resulted from violation of a federal safety, construction or operating regulation, or if a party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability for oil spills imposed by OPA. OPA also imposes other requirements on facility operators, such as the preparation of an oil spill response plan, and a demonstration of the operator's ability to pay for environmental cleanup and restoration costs likely to be incurred in connection with an oil spill. For onshore facilities that have the ability to affect waters of the United States, recent amendments to OPA require an operator to demonstrate $10 million in financial responsibility, and $35 million in financial responsibility for offshore facilities. On August 11, 1998, the U.S. Minerals Management Service ("MMS") promulgated a final rule implementing the financial responsibility requirements set forth under the OPA amendments. The financial responsibility may be increased to a maximum of $150 million if the MMS determines that a greater amount is justified based on specific risks posed by the operations or if the worst case oil spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS final rule. Failure to comply with these OPA requirements or inadequate cooperation in a spill event may subject a responsible party to administrative, civil or criminal actions. Our general partner fully anticipates that we will be able to satisfy the MMS's requirements for financial responsibility under OPA, as amended, and the final rule.

     We generate wastes, including hazardous wastes, that are subject to the federal Resources Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by us that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" and therefore be subject to more rigorous and costly operating and disposal requirements.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed or arranged for the transport or disposal of the hazardous substances that have been released at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the ordinary course of our operations, substances may be generated that fall within the definition of "hazardous substances." Moreover, we may own or operate properties that in the past were operated by third parties whose operations were not under our control. Those properties and any wastes that may have been disposed on them may be subject to CERCLA, RCRA and analogous state laws, and we potentially could be required to remediate such properties.

     The National Environmental Policy Act ("NEPA") may apply to certain extensions or additions to a pipeline system. Under NEPA, if any project is to be undertaken which would significantly affect the quality of the environment and require a permit or approval from a federal agency, the federal agency may require preparation of a detailed environmental impact study. The issuance by a federal agency of a permit or approval to construct or extend a pipeline system may constitute a major federal action under this Act. The effect of NEPA may be to delay or prevent construction of new facilities or to alter their location, design or method of construction. Similar state laws may also be applicable.

     In addition to the foregoing, we are subject to state environmental laws and regulations that address environmental considerations that may be of particular concern to a state.

     Our management believes that there are no outstanding potential liabilities or claims relating to safety and environmental matters the resolution of which, individually or in the aggregate, would have a materially adverse effect on our financial position or results of operations and that we have used reasonably diligent efforts to comply, in all material respects, with all applicable environmental laws and regulations. No assurance can be given, however, as to the amount or timing of future expenditures for environmental remediation or compliance, and actual future expenditures may be different from the amounts currently anticipated. In the event of future increases in costs, we may be unable to pass on those increases to its customers.

REGULATION

     We are subject to a variety of federal and state regulations relating to its interstate and intrastate pipeline transportation and safety activities, motor carrier activities, and commodities trading business, the most significant of which are discussed below.

  Pipeline FERC Regulation

     Interstate Regulation Generally. Our interstate common carrier pipeline operations are subject to rate regulation by the FERC under the provisions of the Interstate Commerce Act ("ICA"). These operations include the Hobbs Pipeline in New Mexico and Texas, the crude oil system in Mississippi and Alabama ("the Mississippi-Alabama Pipeline"), the crude oil systems acquired from CITGO Pipeline Company ("CITGO Pipelines"), portions of the crude oil systems acquired from Koch Pipeline, L.P. ("Koch Pipelines") and crude oil systems acquired from Texas-New Mexico Pipeline Company ("Texas-New Mexico Pipelines"). The ICA requires, among other things, that petroleum pipeline rates be just and reasonable and non-discriminatory. The ICA permits interested parties to challenge proposed new or changed rates and authorizes the FERC to suspend the effectiveness of such rates for a period of up to seven months and to investigate such rates. If, upon the completion of an investigation, the FERC finds that the new or changed rate is unlawful, it is authorized to require the carrier to refund the revenues collected during the pendency of the investigation in excess of those that would have been collected under the prior tariff. In addition, the FERC, upon complaint or on its own motion and after investigation, may order a carrier to change its rate prospectively. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to two years prior to the filing of a complaint.

     We have annually amended our tariffs on all of our regulated pipelines as provided by FERC regulations effective July 1 of each year beginning in 1995. Although no assurance can be given that the tariffs charged by us will ultimately be upheld if challenged, we believe that the tariffs now in effect for all of our pipelines are within the maximum rates allowed under the current FERC guidelines.

     Energy Policy Act of 1992 and Subsequent Developments. In October 1992, Congress passed the Energy Policy Act of 1992, which, among other things, required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. The FERC responded to this mandate by issuing several orders, including Order No. 561. Beginning January 1, 1995, Order No. 561 enables petroleum pipelines to change their rates within prescribed ceiling levels that are tied to an inflation index. Rate increases made pursuant to the indexing methodology are subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. If the indexing methodology results in a reduced ceiling level that is lower than a pipeline's filed rate, Order No. 561 requires the pipeline to reduce its rate to comply with the lower ceiling. A pipeline must, as a general rule, utilize the indexing methodology to change its rates. The FERC, however, retained cost-of-service ratemaking, market-based rates, and settlement as alternatives to the indexing approach, which alternatives may be used in certain specified circumstances. In addition to the regulatory considerations noted above, it is expected that the Hobbs, Mississippi-Alabama, CITGO, Koch and Texas-New Mexico Pipelines tariff rates will continue to be constrained by competitive and other market factors.

     State Regulation. Our intrastate pipeline transportation activities are subject to various state laws and regulations, as well as orders of regulatory bodies pursuant thereto.

     Petroleum Pipeline Safety Regulation. Our petroleum pipelines are subject to regulation by the Department of Transportation with respect to the design, installation, testing, construction, operation, replacement, and management of pipeline facilities. In addition, we must permit access to and copying of records, and to make certain reports and provide information as required by the Secretary of Transportation. Comparable regulation exists in some states in which we conduct intrastate common carrier or private pipeline operations.

     Pipeline safety issues are currently receiving significant attention in various political and administrative arenas at both the state and federal levels. Significant expenses could be incurred by us if additional safety requirements are imposed that exceed the current pipeline control system capabilities.

  Trucking Regulation

     Generally, we operate our fleet of trucks as a private carrier. Additionally, we are engaged in contract carrier hauling of crude oil in Louisiana and natural gas liquids in California for third parties, and in Oklahoma, Alabama and Mississippi we haul salt water, crude oil and other fluids for others as a common carrier. Although a private or common carrier that transports property in interstate commerce is not required to obtain operating authority from the Surface Transportation Board, the carrier is subject to certain motor carrier safety regulations issued by the Department of Transportation. The trucking regulations extend to driver operations, keeping of log books, truck manifest preparations, safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment, and many other aspects of truck operations. We are also subject to Occupational Safety and Health Administration ("OSHA") regulations with respect to its trucking operations.

     We provide contract and common carrier services in these states pursuant to permits issued by the various state regulatory agencies. Accordingly, as a common or contract carrier, we are also subject to certain safety regulations related to service and operations.

  Commodities Regulation

     Our price risk management operations are subject to constraints imposed under the Commodity Exchange Act (the "CEA"). The futures and options contracts that are traded on the NYMEX are subject to strict regulation by the Commodity Futures Trading Commission (the "CFTC"). Although NYMEX futures contracts include contracts on sweet crude oil, propane, No. 2 heating oil and other refined petroleum products, there are many products that we will purchase and sell for which no futures contracts are available, due in part to the strict regulatory scheme for futures contracts. In addition, the trading volumes and pricing bases of futures contracts on some products are such that the ability to use them to hedge our price risks may be limited.

  Other Regulation

     After exiting the East of Rockies refined products business, we primarily market refined gasoline at the wholesale level in 4 states. We market both reformulated and conventional gasoline in ozone nonattainment areas during control periods. We are subject to extensive federal and state laws and regulations governing product specifications, transfer documentation, record keeping and sampling. Many of these laws and regulations impose significant financial penalties for non-compliance.

LEGAL PROCEEDINGS

     We are, in the ordinary course of business, a defendant in various lawsuits, some of which are covered in whole or in part by insurance. Although no assurance can be given, our general partner believes that the ultimate resolution of litigation, individually and in the aggregate, will not have a materially adverse impact on our financial position or results of operations. Various legal actions have arisen in the ordinary course of business, the most significant of which are discussed below.

     State of Texas Royalty Suit. We were served on November 9, 1995 with a petition styled The State of Texas, et al. vs. Amerada Hess Corporation, et al. The matter was filed in District Court in Lee County, Texas and involves several major and independent oil companies and marketers as defendants. The plaintiffs are attempting to put together a class action lawsuit alleging that the defendants acted in concert to buy oil owned by members of the plaintiff class in Lee County, Texas, and elsewhere in Texas, at "posted" prices, which the plaintiffs allege were lower than true market prices. There is not sufficient information in the petition to fully quantify the allegations set forth in the petition, but our general partner believes that any such claims against us will prove to be without merit.

     The State of Texas, et al. vs. Amerada Hess Corporation, et al., Cause No. 97-12040; In the 53rd Judicial District Court of Travis County, Texas (Common Purchaser Act Suit). This case was filed on October 23, 1997 in Austin by the Texas Attorney General's office and involves several major and independent oil companies and marketers as defendants. We were served on November 18, 1997. The petition states that the State of Texas brought this action in its sovereign capacity to collect statutory penalties recoverable under the Texas Common Purchaser Act, arising from defendants' alleged willful breach of statutory duties owed to royalty, overriding royalty and working interest owners of crude oil sold to defendants, as well as alleged breach of defendants' common law and contractual duties. The plaintiffs also allege that the defendants have engaged in discriminatory pricing of crude oil. This case appears to be similar to the State of Texas Royalty Suit filed by the State of Texas on November 9, 1995. We and several of the defendants reached a settlement with the State in the Common Purchaser Act Suit in a Settlement Agreement dated August 5, 1999. Settlement amounts for each defendant were confidential. This settlement disposed of any claims the State may have in the State of Texas Royalty Suit, discussed above, but did not dismiss that case. Also, any severance tax claims the State may have were specifically excluded from this settlement. However, no severance tax claims were asserted in the petition filed by the plaintiffs.

     McMahon Foundation and J. Tom Poyner vs. Amerada Hess Corporation, et al. (Including EOTT Energy Operating Limited Partnership), Civil Action No. H-96-1155; United States District Court, Southern District of Texas, Houston Division (Texas Federal Anti-Trust Suit). This suit was filed on April 10, 1996 as a class action complaint for violation of the federal antitrust laws and involves several major and independent oil companies and marketers as defendants. The relevant area is the entire continental United States, except for Alaska, New York, Ohio, Pennsylvania, West Virginia and the Wilmington Field at Long Beach, California. The plaintiffs claim that there is a combination and conspiracy among the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the price paid for the first purchase of lease production oil sold from leases in which the class members own interests. This was allegedly accomplished by agreement of the defendants to routinely pay for first purchases at posted prices rather than competitive market prices and maintain them in a range below competitive market prices through an undisclosed scheme of using posted prices in buy/sell transactions among themselves to create the illusion that posted prices are genuine market prices. The plaintiffs allege violations from October of 1986 forward. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

     Randolph Energy, Inc., et al. vs. Amerada Hess Corporation, et al., Civil Action No. 2:97CV273PG; In the United States District Court for the Southern District of Mississippi, Jackson Division (Mississippi Federal Anti-Trust
Suit). We received the summons in this matter on August 18, 1997. The case was filed on August 5, 1997 and is a class action complaint for alleged violation of the federal antitrust laws which involves several major and independent oil companies and marketers as defendants. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit previously discussed. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

     Cameron Parish School Board, et al. vs. Texaco, Inc., et al.; Civil Action No. C-98-111; In the United States District Court for the Western District of Louisiana, Lake Charles Division (Louisiana Federal Anti-Trust Suit). This case was originally filed as a state law claim in Louisiana. When the case was removed to federal court, the anti-trust claims were added, similar to the claims made in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit, both previously discussed. On October 22, 1998, the judge granted the Plaintiffs' motion to amend the petition and add additional defendants. We and our general partner were added to the case as defendants at that time. No money amounts were claimed and it is not possible to determine any potential exposure until further discovery is done.

     The Texas Federal Anti-Trust Suit, the Mississippi Federal Anti-Trust Suit and the Louisiana Federal Anti-Trust Suit, along with several other suits to which we are not a party, were consolidated and transferred to the Southern District of Texas by Transfer Order dated January 14, 1998. The Judicial Panel on Multidistrict Litigation made this recommendation due to similarity of issues in the cases. We and our general partner, along with a number of other defendants, have entered into a class-wide settlement with the defendants which was approved by the Court on April 7, 1999, with a Final Judgment entered on August 11, 1999. Several appeals have been filed concerning the settlement. Consequently, the settlement has not been funded, nor has the case been dismissed.

     Assessment for Crude Oil Production Tax from the Comptroller of Public Accounts, State of Texas. We received a letter from the Comptroller's Office dated October 9, 1998 assessing us for severance taxes the Comptroller's Office alleges are due on a difference the Comptroller's Office believes exists between the market value of crude oil and the value reported on our crude oil tax report for the period of September 1, 1994 through December 31, 1997. The letter states that the action, based on a desk audit of our crude oil production reports, is partly to preserve the statute of limitations where crude oil severance tax may not have been paid on the true market price of the crude oil. The letter further states that the Comptroller's position is similar to claims made in several lawsuits, including the Texas Federal Anti-Trust Suit, in which we are a defendant. The amount of the assessment, including penalty and interest, is approximately $1.1 million. While the claim is still being reviewed, our general partner believes we should be without liability in this matter.

     We believe that we have obtained or have applied for all of the necessary permits required by federal, state, and local environmental agencies for the operation of our business. Further, we believe that there are no outstanding liabilities or claims relating to environmental matters individually and in the aggregate, which would have a material adverse impact on our financial position or results of operations.

EMPLOYEES

     Our general partner employs approximately 1,400 people. We have no employees represented by labor unions, and our general partner believes that the relationships with its employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As is common with publicly traded limited partnerships, we do not employ any of the persons responsible for managing or operating our business, but instead we reimburse our general partner for its services. Set forth below is certain information concerning the directors and executive officers of the general partner. All directors of the general partner are elected annually by and may be removed by Enron Liquids Holding Corp., a wholly owned subsidiary of Enron Corp., as the sole shareholder of the general partner. All executive officers serve at the discretion of the board of directors of the general partner.

                                       YEARS EMPLOYED
                                       BY ENRON OR ITS
NAME                             AGE    SUBSIDIARIES                        POSITION
----                             ---   ---------------                      --------
Stanley C. Horton..............  50          26          Chairman of the Board and Chief Executive
                                                         Officer
Dana R. Gibbs..................  41           8          President, Chief Operating Officer and Director
John H. Duncan.................  72          --          Director
Dee S. Osborne.................  69          --          Director
Edward O. Gaylord..............  69          --          Director
Daniel P. Whitty...............  69          --          Director
Kenneth L. Lay.................  58          22          Director
Lawrence Clayton, Jr...........  47          --          Senior Vice President and Chief Financial
                                                         Officer
Mary Ellen Coombe..............  49          20          Vice President, Human Resources and
                                                         Administration
Molly M. Sample................  45           9          General Counsel
David R. Hultsman..............  56           1          Vice President, Business Transformation
Lori L. Maddox.................  36           4          Controller
Susan Ralph....................  50           9          Treasurer

     Stanley C. Horton was elected to the EOTT Energy Corp. Board of Directors in May 1998. He was elected Chairman of the Board of EOTT Energy Corp. in May 2000 and became Chief Executive Officer in June 2000. Mr. Horton is the Chairman and Chief Executive Officer of Enron Gas Pipeline Group and has held that position since January 1997. From February 1996 to January 1997, he was Co-Chairman and Chief Operating Officer of Enron Operations Corp. From June 1993 to February 1996, he was President and Chief Operating Officer of Enron Pipeline and Liquids Group. Mr. Horton was appointed to the Partnership Policy Committee of Northern Border Partners, L.P. in December 1998. Mr. Horton serves on the Board of Directors of the Interstate Natural Gas Association. He also serves as Second Vice Chairman and Treasurer of Gas Industry Standards Board and as Vice Chairman of Gas Research Institute.

     Dana R. Gibbs joined EOTT Energy Corp. as Executive Vice President in April 1999 and became President, Chief Operating Officer and Director in June 2000. He served as Vice President of Enron North America Corp. from 1992 to 1999. Prior to joining Enron, he was Vice President Finance to MG Natural Gas Corp. from 1990 to 1992. Mr. Gibbs served as Experienced Manager with Arthur Andersen LLP where he worked for nine years.

     John H. Duncan was elected to the EOTT Energy Corp. Board of Directors in January 1993 and appointed to the Compensation Committee in February 1993. Mr. Duncan's principal occupation has been investments since 1990. Mr. Duncan is also a director of Azurix Corp. and Group I Automotive Inc.

     Dee S. Osborne was elected to the EOTT Energy Corp. Board of Directors and appointed to the Audit Committee and Compensation Committee in February 1993. Mr. Osborne serves as President of Crest Investment Company, Chairman of Digital and Wireless Communications, L.L.C. and Vice Chairman of Jacintoport Terminal Company. He is a director of Ocean Energy, Inc., Trustee of Scott & White Memorial Hospital and Chairman Elect, University of Texas, Houston Health Science Center.

     Edward O. Gaylord has served as a member of the Board of Directors since January 1993. Mr. Gaylord served as Chairman of the Board of EOTT Energy Corp. from February 1993 until May

2000. He was elected in December 1995 as a member of the Audit Committee. Mr. Gaylord owned and managed Gaylord & Company, a private venture capital firm, and he has owned interests in and managed various trucking, storage and manufacturing entities in his career of more than 30 years. Mr. Gaylord serves on the Board of Directors of Imperial Sugar Company, Seneca Foods Corporation, Federal Reserve Bank of Dallas -- Houston Branch, and the General Partner of Kinder Morgan Energy Partners, L.P.

     Daniel P. Whitty was elected to the EOTT Energy Corp. Board of Directors in January 1993 and appointed to the Audit Committee and the Compensation Committee in February 1993. Mr. Whitty is an independent financial consultant and serves as the Chairman of the Audit Committee of Northern Border Partners, L.P. and as a director of Enron Equity Corp. He has also served as a director of Methodist Retirement Communities, Inc. and a Trustee of the Methodist Retirement Trust. Until his retirement in 1988, Mr. Whitty served 35 years with Arthur Andersen LLP and was elected to its worldwide partnership in 1962.

     Kenneth L. Lay was elected to the EOTT Energy Corp. Board of Directors in January 1993. Mr. Lay has been Chairman of the Board and Chief Executive Officer of Enron for over fourteen years. Mr. Lay is also a director of Eli Lily and Company, Compaq Computer Corporation, Azurix Corp. and Trust Company of the West.

     Lawrence Clayton, Jr. has served as Senior Vice President and Chief Financial Officer since September 2000. Prior to joining EOTT Energy Corp., Mr. Clayton was Senior Vice President and Chief Financial Officer at Aquila Energy Corporation, an integrated energy marketer and processor. From June 1990 to May 1994, he served as Vice President and Chief Financial Officer of Sunrise Energy Services, Inc., a natural gas service company.

     Mary Ellen Coombe has served as Vice President, Human Resources and Administration of EOTT Energy Corp. since December 1992. Ms. Coombe has served in various Human Resources and Administration positions within Enron over the past nineteen years.

     Molly M. Sample has served as General Counsel since September 2000. Ms. Sample has served in various legal positions since joining the Company in April 1991.

     David R. Hultsman joined EOTT Energy Corp. as Vice President, Business Transformation in May 1999. From June 1997 to July 1998, he was Senior Director Enterprise Operations to Boston Chicken Inc. and Einstein Bagels, Inc. From November 1996 to May 1997 he was Vice President Information Services with West Teleservices. Mr. Hultsman was Director, Columbia/HCA National Call Center January through November 1996 and served as Vice President and President of Information Systems, TESORO Petroleum Corp. in 1995.

     Lori L. Maddox has served as Controller since October 1996. Prior to joining EOTT Energy Corp., Ms. Maddox was associated with Arthur Andersen LLP where she became a Senior Manager and served in the Energy Group for ten years.

     Susan C. Ralph joined Enron Corp. in October 1991 and has served as Treasurer of EOTT Energy Corp. since 1996. Prior to joining EOTT Energy Corp., Ms. Ralph served as Vice President and Director of Gorges Foodservices, Inc. and has held various positions in the commercial banking industry.

     Officers of EOTT Energy Corp. will not receive any additional compensation for serving EOTT Energy Corp. as members of the Board of Directors or any of its committees.

BOARD OF DIRECTORS

     Our board of directors is comprised of seven individuals. Each member of our board of directors who is not an employee or officer of EOTT or Enron will receive an annual fee of $16,000 for serving as a director. In addition, non-employee directors will be paid a fee of $2,000 for each director's meeting attended and $1,000 for each committee meeting attended. Members of the audit committee receive an annual fee of $4,000 for serving in the audit committee.

COMMITTEES OF BOARD OF DIRECTORS

  Audit Committee

     Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The audit committee will also prepare a report to be included in our annual proxy statement. The audit committee is currently composed of Daniel P. Whitty, Edward O. Gaylord and Dee
S. Osborne.

  Compensation Committee

     The compensation committee is responsible for the administration of our executive compensation plans. The compensation committee is currently composed of John H. Duncan, Daniel P. Whitty and Dee S. Osborne.

EXECUTIVE COMPENSATION

     The following table summarizes certain information regarding compensation paid or accrued by us during each of the last three fiscal years to the Chief Executive Officer and each of our four other most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM COMPENSATION
                                           ANNUAL COMPENSATION         -------------------------
                                     -------------------------------   RESTRICTED    SECURITIES
                                                        OTHER ANNUAL     STOCK       UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY    BONUS    COMPENSATION     AWARDS     OPTIONS/SARS   COMPENSATION
---------------------------   ----   -------   ------   ------------   ----------   ------------   ------------
                                       ($)      ($)        ($)(1)        ($)(2)        (#)(3)         ($)(4)
Michael D. Burke............  1999   340,008       --        --            --          47,200          2,104
  Chief Executive Officer     1998   212,504   30,000        --            --         500,000            800
  and President               1997        --       --        --            --              --             --
Mary Ellen Coombe...........  1999   160,000   40,000        --            --              --          6,838
  Vice President, Human       1998   160,000   15,100        --            --              --          3,308
  Resource and
  Administration              1997   160,000       --        --            --          32,000          1,129
Stephen W. Duffy............  1999   168,333   30,000        --            --              --          6,282
  Vice President and          1998   160,000   25,100        --            --              --          3,308
  General Counsel             1997   160,000       --        --            --          32,000          1,129
Lori L. Maddox..............  1999   150,000   35,000        --            --              --         53,063
  Controller/CAO              1998   146,666   10,100        --            --           6,000            500
                              1997   110,000       --        --            --           3,000             --
Susan Ralph.................  1999   135,000   40,000        --            --              --         38,102
  Treasurer                   1998   109,167    5,100        --            --           6,000          1,887
                              1997   100,000       --        --            --           3,000             --

---------------

(1) None of the officers listed above had "Perquisites and Other Personal Benefits" with a value greater than the lesser of $50,000 or 10% of reported salary and bonus.

(2) Restricted stock awards have not been granted to the officers listed above during the reporting period.

(3) The amounts shown include options granted in 1999, 1998 and 1997 for Enron Corp. common stock and EOTT subordinated units as follows: Mr. Burke, 47,200 Enron stock options for 1999, 100,000 Enron stock options, and 400,000 EOTT unit options for 1998; Ms. Coombe and Mr. Duffy, 32,000 Enron stock options for 1997; Ms. Maddox, and Ms. Ralph 6,000 Enron stock options for 1998, and 3,000 Enron stock options for 1997.

(4) The amounts include the value of Enron Corp. common stock allocated to employees' special subaccounts under Enron's employee stock ownership plan, and matching contributions to employees'

    Enron Corp. savings plan accounts. Under retention agreements, Ms. Maddox and Ms. Ralph received onetime retention payments in February 1999 of $50,000 and $35,000 respectively.

STOCK OPTION GRANTS DURING 1999

     The following table sets forth information with respect to grants of options pursuant to the officers named in the Summary Compensation Table and all employee optionees as a group. No unit options were granted during 1999 under our unit option plan. Stock options were granted during 1999 under Enron's 1994 Stock Plan. No SAR units were granted during 1999, and none are outstanding.

                                                       INDIVIDUAL GRANTS
                                       -------------------------------------------------
                                                     % OF TOTAL
                                        OPTIONS/    OPTIONS/SARS   EXERCISE
                                          SARS       GRANTED TO    OR BASE
                                        GRANTED     EMPLOYEES IN    PRICE     EXPIRATION
          NAME                            (2)       FISCAL YEAR     ($/SH)       DATE
          ----                         ----------   ------------   --------   ----------
Michael D. Burke........  EOTT                 --        --              --         --
                          Enron Corp.      47,200      0.14%       $32.6875    1/25/06
Mary E. Coombe..........  EOTT                 --        --              --         --
                          Enron Corp.          --        --              --         --
Stephen W. Duffy........  EOTT                 --        --              --         --
                          Enron Corp.          --        --              --         --
Lori L. Maddox..........  EOTT                 --        --              --         --
                          Enron Corp.          --        --              --         --
Susan Ralph.............  EOTT                 --        --              --         --
                          Enron Corp.          --        --              --         --
All Employee and          EOTT                 --        --              --        N/A
  Director Optionees....  Enron Corp.  34,446,667(4)     100%      $38.1638(3)      N/A
All Stock/Unitholders...  EOTT                 --        --              --         --
                          Enron Corp.         N/A       N/A             N/A        N/A
Optionee Gain as % of     EOTT                N/A       N/A             N/A        N/A
  all Unitholders         Enron Corp.         N/A
    Gain................                                N/A             N/A        N/A


                            POTENTIAL REALIZABLE VALUE AT ASSUMED
                           ANNUAL RATES OF STOCK PRICE APPRECIATION
                                      FOR OPTION TERM(1)
                          ------------------------------------------
          NAME            0%(3)         5%                 10%
          ----            -----   ---------------    ---------------
Michael D. Burke........  $ --    $            --    $            --
                          $ --    $       628,095    $     1,463,729
Mary E. Coombe..........  $ --    $            --    $            --
                          $ --    $            --    $            --
Stephen W. Duffy........  $ --    $            --    $            --
                          $ --    $            --    $            --
Lori L. Maddox..........  $ --    $            --    $            --
                          $ --    $            --    $            --
Susan Ralph.............  $ --    $            --    $            --
                          $ --    $            --    $            --
All Employee and          $ --    $            --    $            --
  Director Optionees....  $ --    $ 2,141,370,466(6) $ 3,409,774,586(6)
All Stock/Unitholders...  $ --    $            --    $            --
                          $ --    $44,480,621,930(6) $70,827,956,490(6)
Optionee Gain as % of       --                 --                 --
  all Unitholders
    Gain................    --               4.81%              4.81%

---------------

(1) The dollar amounts under these columns represent the potential realizable value of each grant of Enron Corp. stock options assuming that the market price of the common stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of the common stock.

    The dollar amounts under these columns represent the potential realizable value of each grant of EOTT Energy Corp. unit options assuming the subordinated unit option converts to a common unit option and the market price of a common unit appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC. The dollar amounts shown are not intended to forecast possible future appreciation, if any, of the price of common units.

(2) Represents Enron Corp. stock options awarded during 1999 under Enron's 1994 Stock Plan. Mr. Burke was awarded stock options with a 7-year term, which vested 20% at grant and 20% on January 25, 2000, and will vest 20% on each January 25, 2001, 2002 and 2003.

(3) An appreciation in stock price, which will benefit all stockholders, is required for optionees to receive any gain. A stock price appreciation of zero percent would render the option without value to the optionees.

(4) Includes shares issued on December 31, 1999 under the All Employee Stock Option Program to employees hired during 1999.

(5) Weighted average exercise price of all Enron stock options granted to employees in 1999.

(6) Appreciation for all employee and director optionees is calculated using the maximum allowable option term of ten years, even though in some cases the actual option term is less than ten years. Appreciation for all shareholders is calculated using an assumed ten-year option term, the weighted average exercise price for all employee and director optionees ($38.1638) and the number of shares of common stock issued and outstanding on December 31, 1999.

AGGREGATED OPTIONS/SAR EXERCISES DURING 1999 AND OPTION/SAR VALUES AT DECEMBER 31, 1999

     The following table sets forth information with respect to the officers named in the Summary Compensation Table concerning the exercise of options under EOTT's and Enron's option plans during the last fiscal year and unexercised options and SARs held as of the end of the fiscal year:

                                                                                            VALUE OF UNEXERCISED
                                                              NUMBER OF SECURITIES              IN-THE-MONEY
                                                             UNDERLYING UNEXERCISED            OPTIONS/SARS AT
                                      SHARES                     OPTIONS/SARS AT              DECEMBER 31, 1999
                                     ACQUIRED    VALUE          DECEMBER 31, 1999                 ($)(1)(2)
                                        ON      REALIZED   ---------------------------   ---------------------------
        NAME                         EXERCISE     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----                         --------   --------   -----------   -------------   -----------   -------------
M. Burke.............  EOTT              --     $    --          --         400,000      $       --     $       --
                       Enron Corp.       --          --      59,440          87,760       1,044,705      1,375,695
                                                                                                        ----------
                       Subtotal                                                                         $1,375,695
M.E. Coombe..........  EOTT              --     $    --          --          60,000      $       --     $       --
                       Enron Corp.       --          --      60,800           8,000      $1,939,925        192,000
                                                                                                        ----------
                       Subtotal                                                                         $  192,000
S. Duffy.............  EOTT              --     $    --          --          60,000      $       --     $       --
                       Enron Corp.    4,000     $50,000      20,000           8,000      $  480,000        192,000
                                                                                                        ----------
                       Subtotal                                                                         $  192,000
L. Maddox............  EOTT              --     $    --          --              --      $       --     $       --
                       Enron Corp.       --          --       5,250           3,750         124,219         88,218
                                                                                                        ----------
                       Subtotal                                                                         $   88,218
S. Ralph.............  EOTT              --     $    --          --              --      $       --     $       --
                       Enron Corp.       --          --       5,250           3,750      $  124,219         88,218
                                                                                                        ----------
                       Subtotal                                                                         $   88,218

---------------

(1) The dollar value in this column for our options was calculated by assuming the subordinated unit option converts to a common unit option and determining the difference between the fair market value of the common units and the exercise value of the option at the end of the fiscal year. The value of our common units at year-end 1999 was $13.00 and the subordinated unit grant price is $15.00.

(2) The dollar value in this column for Enron Corp. stock options was calculated by determining the difference between the fair market value underlying the option as of December 31, 1999 ($44.3750) and the grant price.

LONG TERM INCENTIVE PLAN AWARDS IN 1999

     In October 1997, our board of directors adopted the EOTT Energy Corp. Long Term Incentive Plan. The long-term incentive plan is intended to provide key employees with phantom appreciation rights, which are rights to receive cash based on our performance prior to the time the phantom appreciation right is redeemed. The long-term incentive plan has a five year term beginning January 1, 1997 and awards vest in 25% increments over a four year period following the grant year. The following table provides information concerning awards of phantom appreciation rights under the long-term incentive plan during 1999 to the officers named in the Summary Compensation Table.

                                                  PERFORMANCE              FUTURE ESTIMATED
                                       NUMBER       OR OTHER                PAYMENTS UNDER
                                     OF SHARES,   PERIOD UNTIL         NON-STOCK BASED PLANS(1)
                                      UNITS OR     MATURATION    -------------------------------------
NAME                                   RIGHTS        PAYOUT      THRESHOLD $    TARGET $    MAXIMUM $
----                                 ----------   ------------   -----------   ----------   ----------
M. Burke..................... EOTT    300,000       5 Years       $     --     $2,586,000   $5,040,000
M.E. Coombe.................. EOTT     50,000       5 Years       $     --     $  431,000   $  840,000
S. Duffy..................... EOTT     50,000       5 Years       $     --     $  431,000   $  840,000
L. Maddox.................... EOTT     30,400       5 Years       $     --     $  262,048   $  510,720
S. Ralph..................... EOTT     30,400       5 Years       $     --     $  262,048   $  510,720

     Future estimated payments were based on a 10% targeted growth for each year of the 5-year performance period. Maximum payments were estimated at a 20% growth rate for the 5 year performance period.

ENRON BENEFIT AND COMPENSATION PLANS

     Our employees continue benefit accrual under the Enron Corp. Cash Balance Pension Plan and continue to be eligible for participation in the Enron Corp. Savings Plan.

RETIREMENT PLANS AND SUPPLEMENTAL BENEFIT PLANS

     Enron maintains the Enron Corp. Cash Balance Pension Plan which is a noncontributory defined benefit plan to provide retirement income for employees of Enron and its subsidiaries. Through December 31, 1994, participants in the cash balance plan with five years or more of service were entitled to retirement benefits in the form of an annuity based on a formula that uses a percentage of final average pay and years of service. In 1995, Enron's board of directors adopted an amendment to and restatement of the cash balance plan changing the plan's name from the Enron Corp. Retirement Plan to the Enron Corp. Cash Balance Plan. In connection with a change to the retirement benefit formula, all members became fully vested in retirement benefits earned through December 31, 1994. The formula in place prior to January 1, 1995 was suspended and replaced with a benefit accrual in the form of a cash balance of 5% of annual base pay beginning January 1, 1996. Under the cash balance plan, each employee's accrued benefit will be credited with interest based on 10-year Treasury Bond yields. Directors who are not employees are not eligible to participate in the cash balance plan.

     Enron also maintains a noncontributory employee stock ownership plan which covers all eligible employees. Allocations to individual employees' retirement accounts within the employee stock ownership plan offset a portion of benefits earned under the cash balance plan prior to December 31, 1994. December 31, 1993 was the final date on which employee stock ownership plan allocations were made to employees' retirement accounts.

     In addition, Enron has a supplemental retirement plan that is designed to assure payments to certain employees of that retirement income that would be provided under the cash balance plan except for the dollar limitation on accrued benefits imposed by the Internal Revenue Code of 1986, as amended.

     The following table sets forth the estimated annual benefits payable under normal retirement at age 65, assuming current remuneration levels without any salary projection, and participation until normal retirement at age 65, with respect to the officers named in the Summary Compensation Table under the provisions of the foregoing retirement plans:

                                                      ESTIMATED        CURRENT         ESTIMATED
                                 CURRENT CREDITED   CREDITED YEARS   COMPENSATION       ANNUAL
                                     YEARS OF       OF SERVICE AT      COVERED      BENEFIT PAYABLE
                                     SERVICE          AT AGE 65        BY PLANS     UPON RETIREMENT
                                 ----------------   --------------   ------------   ---------------
M. Burke.......................         1.6              10.8          $340,008         $31,072
M.E. Coombe....................        19.3              35.2          $160,000         $75,108
S. Duffy.......................        12.9              31.4          $168,333         $68,834
L. Maddox......................         3.3              33.0          $150,000         $99,113
S. Ralph.......................         8.4              23.3          $135,000         $32,439

---------------

Note: The estimated annual benefits payable are based on the straight life annuity form without adjustment for any offset applicable to a participant's retirement subaccount in Enron's Employee Stock Ownership Plan.

EOTT ENERGY CORP. SEVERANCE PLAN

     The EOTT Energy Corp. Severance Pay Plan as amended provides for the payment of benefits to employees who are terminated for failing to meet performance objectives or standards, or who are terminated due to reorganization or economic factors. The amount of benefits payable for performance related terminations is based on length of service and may not exceed six weeks' pay in the event such employee signs a waiver and release of claims agreement. For those terminated as the result of reorganization or economic circumstances, the benefit is based on length of service with one week's pay per year of service up to an amount of a maximum payment of 26 weeks of base pay. If the employee signs a waiver and release of claims agreement, the severance pay benefits are doubled. The plan provides a grandfather provision for those employees whose employment date is prior to January 1, 1993. This provision provides a severance benefit equal to two weeks of base pay multiplied by the number of full or partial years of service, plus two weeks of base pay for each $10,000 (or portion of $10,000) included in the employee's annual base pay, provided the employee signs a waiver and release of claims agreement. In the event we have an unapproved change of control, any employee who is involuntarily terminated within two years following the change of control will be eligible for severance benefits equal to two weeks of base pay multiplied by the number of full or partial years of service, plus two weeks of base pay for each $10,000 (or portion of $10,000) included in the employee's annual base pay. Under no circumstances will the total severance pay benefit exceed 52 weeks of pay.

     Severance arrangements for Mr. Gibbs, Ms. Coombe, and Mr. Duffy include an involuntary termination provision pursuant to which the executive officer will receive severance pay equal to up to two years base salary. An involuntary termination includes (a) termination without cause; (b) a termination within 90 days after the happening of one of the following events without the approval of the executive officer: (i) a substantial and/or material reduction in the nature or scope of the executive officer's duties and/or responsibilities, which results in the executive officer no longer having an officer status and results in an overall material and substantial reduction from the duties and stature of the officer position he presently holds, which reduction remains in place and uncorrected for 30 days following written notice of such breach to our general partner by the executive officer, (ii) a reduction in the executive officer's base pay or an exclusion from a benefit plan or program (except the executive officer may be subject to exclusion from a benefit plan or program as part of a general cutback for all employees or officers) or (iii) a change in the location for the primary performance of the executive officer's services under the agreement to a city which is more than 100 miles away from such location; and
(c) a termination by the executive officer within one year after a change of control of our general partner if one of the events described in (b) has occurred. The severance agreement, the confidential information and noncompete provisions will continue for one year.

EMPLOYMENT AGREEMENTS

     Mr. Burke entered into an employment agreement with us in May 1998. After he resigned from his position as President and Chief Executive Officer in June 2000, this agreement was cancelled and superseded by a new employment agreement with us effective as of July 1, 2000. The term of this agreement runs through January 31, 2003. Mr. Burke's position is Special Assistant to the Chairman. The agreement provides for a monthly base salary of $4,333.33. Under the agreement, the following grants previously received by Mr. Burke were waived and rescinded: a January 1, 2000 grant of options to purchase 100,000 of our subordinated units; grants of 90,828 and 300,000 dated May 18, 1998 and March 2, 1999 under our long-term incentive plan; and a grant of 400,000 subordinated units on May 18, 1998 under our unit option plan.


     Mr. Gibbs, previously employed under an employment agreement with EOTT Energy Corp. dated April 1, 1999, entered into a new employment agreement with EOTT Energy Corp. on October 2, 2000. The prior agreement provided for an annual base salary of not less than $200,000. Per the prior agreement, Mr. Gibbs received a grant of 53,475 phantom appreciation right units under our long-term incentive plan. The new agreement is effective as of July 1, 2000, and is for a term of three years. The agreement provides for an annual base salary of $250,000. The agreement provides for an annual bonus for calendar year 2000, payable in the first quarter of 2001, of 100% of the annual base salary if during the four quarters of a calendar year, all distributions to common units are met without distribution support from Enron. The agreement further provides for an additional bonus of 100% of the annual base salary if during the calendar years under the term of the agreement, conversion requirements under the partnership agreement are met to allow conversion of the subordinated units into common units. The agreement also provides for a retention bonus of $100,000 payable in January 2001. The agreement provides for post employment non-compete obligations in the event of termination.

                              CERTAIN TRANSACTIONS

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     We have extensive ongoing relationships with Enron and its affiliates. Enron's indirect, wholly owned subsidiary, EOTT Energy Corp., serves as our general partner. Our general partner's employees participate in some employee benefit plans administered by Enron. Our general partner owns, in addition to its approximately 2% general partner interest, subordinated units representing approximately a 29% interest in us, and Enron owns common units representing approximately a 14% interest in us. The members of the board of directors of our general partner are elected by a wholly-owned subsidiary of Enron. Our interests could conflict with the interests of Enron and its affiliates, including our general partner, and in such case our general partner will generally have a fiduciary duty to resolve the conflicts in a manner that is in our best interest.

     Unless otherwise provided for in a partnership agreement, the laws of Delaware and Texas generally require a general partner of a partnership to adhere to fiduciary duty standards, under which it owes its partners the highest duties of good faith, fairness and loyalty. Because of the competing interests identified above, our partnership agreement contains provisions that modify some of these fiduciary duties. For example, our partnership agreement states that our general partner, its affiliates and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees for errors of judgment or for any acts or omissions if our general partner and they acted in good faith. Our partnership agreement allows our general partner and its board of directors to take into account the interests of parties in addition to ours in resolving conflicts of interest. Our partnership agreement provides that our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is fair and reasonable to us. The latitude given in our partnership agreement in connection with resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our partnership agreement provides that a purchaser of common units is deemed to have consented to conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that the conflicts of interest and actions do not constitute a breach by our general partner of any duty stated or implied by law or equity. Our audit committee (which is composed of persons who are not officers or employees of our general partner or any of its affiliates) will, at the request of our general partner, review conflicts of interest that may arise between our general partner and its affiliates, on the one hand, and our unitholders or us, on the other. Any resolution of a conflict approved by our audit committee is conclusively deemed fair and reasonable to us. We are required to indemnify our general partner, its affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by any of them who acted in good faith and in a manner reasonably believed to be in or (in the case of a person other than our general partner) not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     Our extensive ongoing relationships with Enron include:

     - an Ancillary Agreement pursuant to which Enron has committed to contribute to us up to $29 million ($19.7 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001;

     - a Corporate Services Agreement pursuant to which Enron has agreed to provide corporate staff and support services. Our general partner proposes to enter into an agreement with an affiliate of Enron on a similar basis, pursuant to which our general partner would outsource pipeline operations and environmental and other matters to the Enron affiliate.

     - agreements with Enron affiliates regarding the gathering and purchase by us of volumes of crude oil and condensate; and

     - a $1 billion credit facility provided by Enron to us.

     Under our partnership agreement, with some limited exceptions, affiliates of our general partner are not restricted from engaging in any business activities, including those in competition with us. As a result, other conflicts of interest may arise between affiliates of our general partner and us. Our partnership agreement provides that, subject to limited exceptions, it shall not constitute a breach of our general partner's fiduciary duties to our unitholders or to us for any affiliate of our general partner to engage in direct competition with us including, without limitation, the gathering, transportation and marketing of crude oil and refined petroleum products.

TRANSACTIONS WITH ENRON AND RELATED PARTIES

     General and Administrative. As is commonly the case with publicly traded partnerships, we do not directly employ any persons responsible for managing or operating our business or for providing services relating to day-to-day business affairs. Our general partner manages our business. We reimburse our general partner for its direct and indirect costs. Those costs were $3.8 million, $3.3 million and $3.6 million for the years ended December 31, 1999, 1998 and 1997, respectively and are included in operating expenses. Management believes that the charges were reasonable.


     Financing of Acquisitions. As discussed further in Note 4 to our audited financial statements included elsewhere herein, on July 1, 1998 and December 1, 1998, we acquired crude oil gathering and transportation assets from Koch which was financed primarily with borrowings from Enron. In addition, we acquired crude oil transportation and storage assets from Texas-New Mexico Pipeline Company which was financed using short-term borrowings from Enron. See further discussion in Note 8 to our audited financial statements included elsewhere herein regarding the repayment of borrowings from Enron.


     Support Agreement. Pursuant to a support agreement dated September 21, 1998
(a) Enron agreed to make loans to us to fund the cash portion of the consideration paid to Koch for the assets we purchased at closing as discussed in Note 4 to our financial statements and to refinance indebtedness incurred in the prior acquisition of assets from Koch on July 1, 1998, (b) Enron agreed to increase and extend our credit facility with Enron to $1 billion through December 31, 2001, (c) we agreed to issue 1,150,000 special units to Enron, (d) Enron agreed to contribute $21.9 million in additional partnership interests to us on the earlier of the date of unitholder approval of certain proposals, discussed further in Note 12 to our audited financial statements included elsewhere herein, or May 17, 1999, (e) Enron agreed that if certain proposals were approved by the unitholders it would extend its cash distribution support through the fourth quarter of 2001, and (f) we agreed that, if any more additional partnership interests were issued prior to approval of certain proposals by the unitholders, we would issue additional common units at $19.00 per share in exchange for such additional partnership interests. We obtained unitholder approval of these proposals on February 12, 1999. Pursuant to the support agreement, in December 1998, we borrowed from Enron a $42 million bridge loan and a $175 million term loan, which were repaid in October 1999, and entered into a $1 billion credit facility with Enron, to replace our existing $600 million credit facility.

     Special Units. Effective July 16, 1996, we created a new class of limited partner interest designated as special units. The special units ranked pari passu with the common units in all distributions and upon liquidation and were voted as a class with the common units. In connection with the support agreement, we issued 1,150,000 special units to Enron in December 1998 and, as discussed further below, Enron contributed $21.9 million in additional partnership interests to us in February 1999. The special units were converted into common units in March 1999 on a one-for-one basis pursuant to the support agreement following the favorable vote of unitholders in February 1999.

     Additional Partnership Interests. As of December 31, 1998, Enron had paid $21.9 million in distribution support. In exchange for the distribution support, Enron received additional partnership interests in our company. Additional partnership interests have no voting rights and are non-distribution bearing; however, additional partnership interests will be entitled to be redeemed if, with respect to any quarter, the minimum quarterly distribution and any common unit arrearages have been paid, but only to the extent that available cash with respect to such quarter exceeds the amount necessary to pay the minimum quarterly distribution on all units and any common unit arrearages. As discussed in Note 12 to our audited financial statements included elsewhere herein, certain unitholder approvals were obtained on February 12, 1999 and as a result, Enron increased its cash distribution support to $29 million and extended it through the fourth quarter of 2001 and contributed the $21.9 million in additional partnership interests outstanding at December 31, 1998 pursuant to its commitment made in connection with the support agreement. On May 14, 1999 and February 14, 2000, Enron paid $2.5 million and $6.8 million, respectively, in support of our first and fourth quarter 1999 distributions to our common unitholders and received additional partnership interests.

                             PRINCIPAL SHAREHOLDERS

     Our general partner knows of no one who beneficially owns in excess of five percent of our common units except as set forth in the table below.

                                                                    AMOUNT AND NATURE
                                                                      OF BENEFICIAL
                                            NAME AND ADDRESS         OWNERSHIP AS OF         PERCENT
            TITLE OF CLASS                OF BENEFICIAL OWNER       FEBRUARY 15, 2000        OF CLASS
            --------------                -------------------       -----------------        --------
Common Units...........................  Enron Corp.                    3,276,811              17.74
Subordinated Units                       1400 Smith Street              7,000,000(1)           77.78
General Partner Interest                 Houston, Texas 77002                   1(1)(2)       100.00
Common Units...........................  Koch Pipeline Company          1,700,000               9.20
                                         4111 East 37th Street
Subordinated Units                       N.                             2,000,000              22.22
                                         Wichita, Kansas 67220

---------------

(1) Held by our general partner, an indirect subsidiary of Enron Corp.

(2) The reporting of the interest held by our general partner shall not be deemed to be a concession that such interest represents a security.

     The following table sets forth certain information as of February 15, 2000, regarding the beneficial ownership of (i) our common units and (ii) the common stock of Enron Corp., the parent company of our general partner, by all directors of our general partner, each of the named executive officers and all directors and executive officers as a group.

                                                               AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                     -------------------------------------------------------------
                                                      SOLE VOTING     SHARED VOTING      SOLE VOTING
                                                     AND INVESTMENT   AND INVESTMENT    LIMITED OR NO     PERCENT
   TITLE OF CLASS                    NAME               POWER(1)          POWER        INVESTMENT POWER   OF CLASS
   --------------                    ----            --------------   --------------   ----------------   --------
EOTT Energy Partners,      Michael D. Burke........       78,900               --               --          *
  L.P. Common Units        Mary Ellen Coombe.......       60,000               --               --          *
                           O. Horton Cunningham....           --               --               --          *
                           Stephen W. Duffy........       60,000               --               --          *
                           John H. Duncan..........        8,500               --               --          *
                           Edward O. Gaylord.......        5,000               --               --          *
                           Dana R. Gibbs...........        6,000               --               --          *
                           Stanley C. Horton.......       10,000               --               --          *
                           Kenneth L. Lay..........           --            5,000               --          *
                           Lori L. Maddox..........           --               --               --          *
                           Dee S. Osborne..........           --               --               --          *
                           Susan C. Ralph..........          300              500               --          *
                           Daniel P. Whitty........           --               --               --          *
                           All directors and
                             executive officers as
                             a group (13 in
                             number)...............      228,700            5,500               --        1.26%
Enron Corp. Common         Michael D. Burke........       68,895               --               83          *
  Stock                    Mary Ellen Coombe.......       69,309               --           26,884          *
                           Stephen W. Duffy........       28,405               --               --          *
                           John H. Duncan..........      168,962           58,000              180          *
                           Edward O. Gaylord.......           --               --               42          *
                           Dana R. Gibbs...........       75,855               --              884          *
                           Stanley C. Horton.......      494,360            3,607           37,898(2)       *
                           Kenneth L. Lay..........    5,351,124        2,396,912          267,486        1.10%
                           Lori L. Maddox..........        7,513               --               92          *
                           Susan C. Ralph..........        2,263               --            1,234          *
                           All directors and
                             executive officers as
                             a group (13 in
                             number)...............    6,266,686        2,458,519          334,783(2)     1.24%

---------------

*   Less than 1 percent

(1) The above table includes subordinated units which are subject to conversion into common units and which are subject to unit options exercisable within 60 days as follows: Ms. Coombe, 60,000 units; Mr. Duffy, 60,000 units; and all directors and executive officers as a group, 120,000 units. The above table also includes shares of common stock of Enron Corp. which are subject to stock options exercisable within 60 days as follows: Mr. Duncan, 41,088 shares, for which he has shared voting and investment power for 38,160 of such shares; Mr. Burke, 68,893 shares; Mr. Lay, 5,534,145 shares, for which he has shared voting and investment power for 1,615,330 of such shares; Ms. Coombe, 68,893; Mr. Duffy, 28,013; Mr. Gibbs, 74,599; Mr. Horton, 396,998;
    Ms. Maddox, 7,513; Ms. Ralph, 2,263 shares and all directors and executive officers as a group, 6,222,405 shares.

(2) Includes 2,591 shares held by the spouse of Mr. Horton, for which he may be deemed to have shared voting and investment power.

     The table also includes shares owned by certain members of the families (or family or charitable trusts or foundations) of the directors or executive officers, including shares in which pecuniary interest may be disclaimed.

                              SELLING SHAREHOLDER

     The following table sets forth the name and address of the selling shareholder, the number of common units beneficially owned by the selling shareholder, and the number of common units offered by the selling shareholder.

                                                                   NUMBER OF
                                NUMBER OF COMMON UNITS            COMMON UNITS
SELLING SHAREHOLDER               BENEFICIALLY OWNED                OFFERED
-------------------             ----------------------            ------------
Koch Pipeline Company, L.P.           1,700,000                    1,700,000
4111 East 37th Street North
Wichita, Kansas 67220

     The common units being offered are owned by the selling shareholder, which acquired them from us pursuant to transactions exempt from the registration requirements of the Securities Act. The selling shareholder also owns 2,000,000 subordinated units and will continue to own those subordinated units after the offering.

                        DESCRIPTION OF OUR COMMON UNITS

     Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to cash distributions, together with a description of the circumstances under which subordinated units convert into common units, see "Cash Distribution Policy." Our limited partners are the holders of the 18,476,011 common units and the holders of the 9,000,000 subordinated units.

     Our outstanding common units are listed on the NYSE under the symbol "EOT." Any additional common units we issue will also be listed on the NYSE.

     The transfer agent and registrar for our common units is the First Chicago Trust Company of New York.

MEETINGS/VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described below under "-- Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

     Each purchaser of common units offered by this prospectus must execute a Transfer Application (the form of which is attached as Appendix I to this prospectus) whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the Transfer Application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

     An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of common units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of common units. The only right the transferees will have is the right to admission as a substituted limited partner in respect of the transferred common units upon execution of a transfer application in respect of the common units. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

LIMITED LIABILITY

     Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution, for three years from the date of the distribution.

REPORTS AND RECORDS

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter, (except the fourth quarter) our general partner will furnish each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

     Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner's ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

     A limited partner can, for a purpose reasonably related to the limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

     - a current list of the name and last known address of each partner;

     - a copy of our tax returns;

     - information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

     - copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

     - information regarding the status of our business and financial condition; and

     - any other information regarding our affairs as is just and reasonable.

     Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

                            CASH DISTRIBUTION POLICY

     One of our principal objectives is to generate cash from our operations and to distribute cash to our partners each quarter. We are required to distribute to our partners 100% of our available cash each quarter. Our available cash is defined in our partnership agreement and is generally the sum of the cash we receive in a quarter less cash disbursements, adjusted for net changes in reserves.

     During a subordination period the holders of our common units are entitled to receive each quarter a minimum quarterly distribution of $0.475 per unit ($1.90 annualized) prior to any distribution of available cash to holders of our subordinated units. The subordination period is defined generally as the period that will end if we have distributed at least the minimum quarterly distribution on all outstanding units each quarter for four consecutive quarters and our adjusted available cash constituting cash from operations, as defined in our partnership agreement, for each of the last two quarters was at least 110% of the amount that would have been sufficient to enable us to distribute the minimum quarterly distribution on all outstanding units on a fully diluted basis.

     During the subordination period, our cash is distributed first 98% to the holders of common units and 2% to our general partner until there has been distributed to the holders of common units an amount equal to the minimum quarterly distribution. Any additional cash is distributed 98% to the holders of subordinated units and 2% to our general partner until there has been distributed to the holders of subordinated units an amount equal to the minimum quarterly distribution. If the subordination period ends, the rights of the holders of subordinated units will no longer be subordinated to the rights of the holders of common units.

     Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly, incentive distribution provisions, generally our general partner is entitled to 15% of amounts we distribute in excess of $0.525 per common unit, 25% of amounts we distribute in excess of $0.625 per common unit and 50% of amounts we distribute in excess of $0.725 per common unit.

     The minimum quarterly distribution and the amounts that trigger incentive distributions at various levels are subject to adjustment, as described in our partnership agreement. Our partnership agreement characterizes cash distributions as either distributions of cash from operations or distributions of cash from interim capital transactions. Generally, cash from operations refers to cash generated by the operation of our business after deducting related cash expenditures, reserves, debt service and other items specified in our partnership agreement, and cash from interim capital transactions refers to cash generated from borrowings, sales of debt and equity securities and sales or other dispositions of assets for cash, with some exceptions. To avoid the difficulty of trying to determine whether available cash distributed is cash from operations or cash from interim capital transactions, our partnership agreement provides that all cash distributed will be considered cash from operations unless the amount distributed exceeds the cash generated from our operations since June 30, 1995. Any excess will be considered cash from interim capital transactions. We do not anticipate that we will distribute significant amounts of cash from interim capital transactions, but if we do distribute cash from interim capital transactions the distribution will be treated as a return of capital, and the minimum quarterly distribution amount and the amounts that trigger incentive distributions will be adjusted downward. In that case the adjusted minimum quarterly distribution will be $0.475 multiplied by a fraction, the numerator of which is the total per unit cash from interim capital transactions distributed and the denominator of which is $20. The amounts that trigger incentive distributions at various levels will also be adjusted to the levels described above multiplied by the same fraction.

     Enron has committed to contribute to us up to $29 million ($19.7 million of which remains available) if necessary to support our ability to pay the minimum quarterly distribution on our common units with respect to quarters ending on or prior to December 31, 2001. In exchange for contributions under Enron's support obligation, we will issue additional partnership interests that are not entitled to cash distributions or voting rights. These additional partnership interests must be redeemed by us, at Enron's option, with any available cash in excess of the amount needed to pay the minimum quarterly distribution on all units plus any arrearages in the minimum quarterly distribution on common units during the subordination period. After Enron's obligation to provide distribution support expires, actual quarterly distributions of available cash will depend solely on our performance.

                    DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement. Our partnership agreement and all amendments thereto have been filed as exhibits to our Form 10-K. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

     - distributions of our available cash are described under "Cash Distribution Policy;"

     - allocations of taxable income and other tax matters are described under "Tax Considerations;" and

     - rights of holders of common units, are described under "Description of Our Common Units."

PURPOSE

     Our purpose under our partnership agreement is limited to serving as the limited partner of our operating partnerships and engaging in any business activities that may be engaged in by our operating partnership or that is approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

POWER OF ATTORNEY

     Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

CAPITAL CONTRIBUTIONS

     Unitholders are not obligated to make additional capital contributions, except as described below under "Description of Our Common Units -- Limited Liability."

REIMBURSEMENT OF OUR GENERAL PARTNER

     Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

ISSUANCE OF ADDITIONAL SECURITIES

     Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners. During the subordination period, however, except as set forth in the following paragraph, we may not issue an aggregate of more than approximately 10 million additional common units or an equivalent number of units that are equal in rank with our common units, in each case, without the approval of the holders of at least two-thirds of our outstanding common units.

     During the subordination period, we may issue an unlimited number of common units to finance an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in per unit adjusted available cash constituting cash from operations, as provided in our partnership agreement.

     In no event may we issue partnership interests that are senior to our common units without the approval of the holders of at least two-thirds of our outstanding common units.

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

     It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

     In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

     Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

AMENDMENTS TO OUR PARTNERSHIP AGREEMENT

     Amendments to our partnership agreement may be proposed only by our general partner. In general, proposed amendments must be approved by holders of at least two-thirds of our outstanding units. However, in some limited circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

     Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types of classes of limited partner interest or our general partner interest will require the approval of at least a majority of the type or class of limited partner interest so affected (excluding any limited partner interests held by our general partner or its affiliates).

WITHDRAWAL OR REMOVAL OF OUR GENERAL PARTNER

     Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to April 1, 2004 without obtaining the approval of the holders of at least two-thirds of our outstanding units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after April 1, 2004, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some limited instances to sell or otherwise transfer all of its general partner interest without the approval of our unitholders. There are no restrictions on Enron's ability to sell the capital stock of our general partner.

     Upon the withdrawal of our general partner under any circumstances, the holders of a majority of our outstanding units (other than those owned by the withdrawing general partner), may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of our outstanding units agree in writing to continue our business and to appoint a successor general partner.

     Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, excluding units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a

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

majority of our outstanding units, excluding those held by our withdrawing general partner and its affiliates.

     Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist, the subordination period will end, any outstanding additional partnership interests will be redeemable at Enron's option and Enron's obligation to support distributions on common units will terminate.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows: (i) first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities and (ii) then, to all partners in accordance with the positive balance in the respective capital accounts. Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause loss to the partners, our general partner may distribute assets to partners in kind.

CHANGE OF MANAGEMENT PROVISIONS

     Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management.

LIMITED CALL RIGHT

     If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (i) the current market price (as defined in our partnership agreement) of the limited partner interests of the class as of the date five days prior to the mailing of written notice of its election to purchase the units and (ii) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

INDEMNIFICATION

     Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

REGISTRATION RIGHTS

     Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from

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

the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

                               TAX CONSIDERATIONS

     This section is a summary of all of the material federal income tax considerations that may be relevant to you and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of our counsel Vinson & Elkins L.L.P. ("Counsel"), insofar as it relates to matters of United States federal income tax law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986 (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below.

     We have made no attempt in the following discussion to comment on all federal income tax matters affecting our unitholders or us. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts or non-resident aliens. Accordingly, you should consult, and should depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of the ownership or disposition of common units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the accuracy of representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes: we and our operating limited partnerships will each be treated as a partnership; and owners of common units (with some exceptions, as described in "-- Limited Partner Status" below) will be treated as our partners (but not partners of the operating limited partnerships). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised us that, based on current law, the following general description of the principal federal income tax consequences that should arise from the ownership and disposition of common units, insofar as it relates to matters of law and legal conclusions, addresses all material tax consequences to our unitholders who are individual citizens or residents of the United States.

     We have not requested any ruling from the Internal Revenue Service (the "IRS") with respect to the foregoing issues or any other matter affecting our unitholders or us. An opinion of counsel represents only counsel's best legal judgment and does not bind the IRS or the courts. Thus, we cannot assure you that the opinions and statements set forth in this prospectus would be sustained by a court if contested by the IRS. The costs of any contest with the IRS will be borne directly or indirectly by our unitholders and our general partner. Furthermore, we cannot assure you that our treatment or an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any modification may or may not be retroactively applied.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of our income, gain, loss, deduction and credit in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by us to a unitholder are generally not taxable unless the amount of any cash distributed is in excess of his adjusted basis in his partnership interest.

     Pursuant to certain Treasury Regulations effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, each of our operating limited partnerships and we were

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

classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations, this prior classification will be respected for all periods prior to January 1, 1997, if:

     - the entity had a reasonable basis for the claimed classification;

     - the entity recognized the federal tax consequences of any change in classification within five years prior to January 1, 1997; and

     - the entity was not notified prior to May 8, 1996 that the entity classification was under examination.

Based on these regulations and the applicable federal income tax law, Counsel has opined that we and each of our operating limited partnerships have been and will be classified as a partnership for federal income tax purposes. In rendering its opinion, Counsel has relied on factual representations and covenants made by our general partner and us:

     - neither we nor any of our operating limited partnerships have elected or will elect to be treated as an association taxable as a corporation;

     - except as otherwise required by Section 704 of the Code and regulations promulgated thereunder, our general partner has had and will have, in the aggregate, an interest in each material item of our income, gain, loss, deduction or credit equal to at least 1% at all times during our existence;

     - a representation and covenant of our general partner that our general partner has and will maintain, in the aggregate, a minimum capital account balance in us equal to 1% of our total positive capital account balances;

     - for each taxable year, less than 10% of our gross income has been and will be derived from sources other than (i) the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of income as to which Counsel has opined or will opine will be "qualifying income" within the meaning of Section 7704(d) of the Code; and

     - we and each of our operating limited partnerships are organized and will be operated in accordance with (i) all applicable partnership statutes,
       (ii) its or our respective partnership agreement and (iii) its or our description in this Registration Statement.

Counsel's opinion as to our partnership classification in the event of a change in our general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Natural Resource Exception") exists with respect to publicly-traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and trading of oil and petroleum products and natural gas processing as conducted by us. Other types of qualifying income include interest (from other than a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our gross income is not qualifying income under this test; however, this estimate could change from time to time. Based upon and subject to that estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 95% of our gross income constitutes qualifying income.

     If we fail to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly-formed corporation (on the first day we fail to meet the Natural Resource Exception) in return for stock in the corporation, and then distributed the stock to our unitholders in liquidation of their interests in us. This contribution and liquidation should be
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

tax-free to our unitholders and us, so long as we, at such time, do not have liabilities in excess of the basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, our items of income, gain, loss, deduction and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at the entity level at corporate rates. In addition, any distribution made to our unitholders would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits), in the absence of earnings and profits as a nontaxable return of capital (to the extent of his basis in his common units) or taxable capital gain (after his basis in the common units is reduced to zero). Accordingly, our treatment as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Our unitholders who have become limited partners will be treated as partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications and are awaiting admission as limited partners and (b) our unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of common units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions, losses or credits would not appear to be reportable by these unitholders, and any cash distributions received by these unitholders would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of common units who does not execute and deliver a Transfer Application may not receive federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to the common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner for federal income tax purposes with respect to the common units sold short. See "-- Tax Treatment of Our Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF COMMON UNIT OWNERSHIP

  Flow-Through Of Taxable Income

     We will pay no federal income tax. Instead, each of our unitholders will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to our unitholders although they have not received a cash distribution in respect of that income.

  Treatment Of Partnership Distributions

     Our distributions to any of our unitholders will not be taxable for federal income tax purposes to the extent of his basis in his common units immediately before the distribution. Cash distributions in excess of

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

a common unitholder's basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units." Any reduction in a common unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder.

  Basis Of Common Units

     A unitholder's initial tax basis for his common units will be the amount paid for the common unit plus his share of our nonrecourse liabilities. The initial tax basis for a common unit will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The basis for a common unit will be decreased (but not below zero) by our distributions, including any decrease in the unitholder's share of our nonrecourse liabilities, by the unitholder's share of our losses and by the unitholder's share of our expenditures that are not deductible in computing his taxable income and are not required to be capitalized. A unitholder's share of our nonrecourse liabilities will be generally based on the unitholder's share of our profits.

  Limitations On Deductibility Of Our Losses

     To the extent we incur losses, a unitholder's share of deductions for the losses will be limited to the tax basis of the unitholder's common units or, in the case of an individual unitholder or a corporate unitholder if more than 50% of the value of his stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount that the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a unitholder will be at risk to the extent of the purchase price of his common units, but this will be less than the unitholder's basis for his common units by the amount of the unitholder's share of any of our nonrecourse liabilities. A unitholder's at risk amount will increase or decrease as the basis of the unitholder's common units increases or decreases except that changes in our nonrecourse liabilities will not increase or decrease the at risk amount.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can only deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from passive activities or investments. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses generated by us will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's income that we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

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  Limitations On Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of the taxpayer's "net investment income." As noted, a unitholder's share of our net passive income will be treated as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit to the extent attributable to his portfolio income. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

  Allocation Of Our Income, Gain, Loss And Deduction

     Our partnership agreement provides that a capital account be maintained for each partner, that the capital accounts generally be maintained in accordance with the applicable tax accounting principles set forth in applicable Treasury Regulations and that all allocations to a partner be reflected by an appropriate increase or decrease in his capital account. Distributions upon our liquidation are generally to be made in accordance with positive capital account balances.

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among our general partner and our unitholders in accordance with their respective percentage interests in us. A class of our unitholders that receives more cash than another class, on a per unit basis, with respect to a year, will be allocated additional income equal to that excess. If we have a net loss, items of income, gain, loss and deduction will generally be allocated for both book and tax purposes (1) first, to our general partner and our unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts and (2) second, to our general partner.

     Notwithstanding the above, as required by Section 704(c) of the Code, some items of our income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to us ("Contributed Property") or owned by us at the time new units are sold by us ("Adjusted Property"). In addition, some items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of the gain as recapture income in order to minimize the recognition of ordinary income by some of our unitholders. Although we believe that these allocations will be respected under recently adopted Treasury Regulation, if they are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property and credited or debited with any gain or loss attributable to an Adjusted Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive
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

share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other non-liquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Under the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of the item recognized by that partnership in a particular taxable period. This rule, often referred to as the "ceiling limitation," is not expected to have significant application to allocations with respect to Contributed Properties or Adjusted Properties and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from our properties equal to that which they would have received had our properties actually had a basis equal to fair market value at the outset or at the time new units are issued by us. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that some items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitations. These allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under Treasury Regulations under Section 704(c), allocations similar to the curative allocations would be allowed. However, since the final Treasury Regulations are not applicable to us, Counsel is unable to opine on the validity of the curative allocations.

     Counsel is of the opinion that, with the exception of curative allocations and the allocation of recapture income discussed above and the deduction for amortizable goodwill discussed below (see "-- Tax Treatment of Our
Operations -- Initial Tax Basis, Depreciation and Amortization"), allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in our partnership agreement may be successfully challenged by the IRS.

  Tax Treatment Of Our Operations

     Accounting Method and Taxable Year

     We use the calendar year as our taxable year and adopt the accrual method of accounting for federal income tax purposes.

     Initial Tax Basis, Depreciation and Amortization

     The tax basis established for our various assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. Our assets initially had an aggregate tax basis equal to the sum of each unitholder's tax basis in his common units or subordinated units and the tax basis of our general partner in its general partner interest.

     The IRS may challenge the method adopted by us to allocate this aggregate tax basis among our assets and our treatment of certain amortizable intangible assets. The IRS may (i) challenge either the fair market values or the useful lives assigned to our assets or (ii) seek to characterize intangible assets as non-amortizable goodwill. If the challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and a unitholder's share of taxable income received from us would be increased accordingly. Any increase could be material.

     To the extent allowable, our general partner may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in our early years. Property that we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

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     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture deductions upon a sale of his interest. See "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction" and "-- Tax Consequences of Common Unit Ownership -- Disposition of Common
Units -- Recognition of Gain or Loss."

     Costs we incurred in organizing may be amortized over any period we select not shorter than 60 months. The costs incurred in promoting the issuance of units must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, that may be amortized, and as syndication expenses which may not be amortized.

    Section 754 Election

     We previously made the election permitted by Section 754 of the Code. This election is irrevocable without the consent of the IRS. The election generally permits a purchaser of common units to adjust his share of the basis in our properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his common unit price). See "Tax
Considerations -- Allocation of Our Income, Gain, Loss and Deduction." The
Section 743(b) adjustment is attributed solely to a purchaser of units and is not added to the basis of our assets associated with all of our unitholders. (For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components: (1) his share of our actual basis in our assets (the "Common Basis"); and (2) his Section 743(b) adjustment allocated to each of our assets.)

     Proposed Treasury Regulation Section 1.197-2(g)(3) generally requires that the 743(b) adjustment attributable to amortizable intangible assets under
Section 197 should be treated as a newly-acquired asset placed in service on the date when the transfer occurs. Under Treasury Regulation Section 1.167(c)- 1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. We intend to utilize the 150% declining balance method on our property subject to depreciation under
Section 167. Although the proposed regulations under Section 743 will likely eliminate many of the problems if finalized in their current form, the depreciation method and useful lives associated with the Section 743(b) adjustment may differ from the method and useful lives generally used to depreciate the Common Basis in our properties. Pursuant to our partnership agreement, our general partner is authorized to adopt a convention to preserve the uniformity of common units even if that convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6) or 1.197-2(g)(3). See "-- Tax Consequences of Common Unit Ownership -- Uniformity of Common Units."

     Although Counsel is unable to opine as to the validity of this approach, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted
Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of our property. This method is consistent with the proposed regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury
Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. This aggregate approach may result in lower
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annual depreciation or amortization deductions than would otherwise be allowable to some of our unitholders. See "-- Tax Consequences of Common Unit
Ownership -- Uniformity of Common Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill. Alternatively, it is possible that the IRS may seek to treat the portion of the Section 743(b) adjustment attributable to the Underwriter's discount as if allocable to a non-deductible syndication cost.

     A Section 754 election is advantageous if the transferee's basis in his common units is higher than his common units' share of the aggregate basis of our assets immediately prior to the transfer. In that case, pursuant to the election, the transferee would take a new and higher basis in his share of our assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in his common units is lower than his common units' share of the aggregate basis of our assets immediately prior to the transfer. Thus, the amount that a unitholder will be able to obtain upon the sale of his common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and we will make them on the basis of some assumptions as to the value of our assets and other matters. There is no assurance that the determinations we make will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. Should the IRS require a different basis adjustment to be made, and should, in our general partner's opinion, the expense of compliance exceed the benefit of the election, our general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of common units subsequent to the revocation probably will incur increased tax liability.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for individuals is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. You should consult with your tax advisors as to the impact of an investment in common units on your liability under the alternative minimum tax.

    Valuation of Our Property

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by us. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by our unitholders might change, and our unitholders might be required to amend their previously filed tax returns or to file claims for refunds.

    Treatment of Short Sales

     A unitholder who engages in a short sale (or a transaction having the same effect) with respect to common units will be required to recognize the gain (but not the loss) inherent in the common units that are sold short. See "-- Tax Consequences of Common Unit Ownership -- Disposition of Common Units."

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In addition, it would appear that a unitholder whose common units are loaned to a "short seller" to cover a short sale of common units would be considered as having transferred beneficial ownership of those common units and would, thus, no longer be a partner with respect to those common units during the period of the loan. As a result, during this period, any of our income, gain, deduction, loss or credit with respect to those common units would appear not to be reportable by the unitholder, any cash distributions received by the unitholder with respect to those common units would be fully taxable and all of those distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of common units to a "short seller" constitutes a taxable exchange. If the IRS successfully made this contention, the lending unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify any of their brokerage account agreements to prohibit their brokers from borrowing their common units.

  Disposition Of Common Units

    Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Since the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units may result in a tax liability in excess of any cash received from the sale.

     Gain or loss recognized by a unitholder (other than a "dealer" in common units) on the sale or exchange of a common unit held for more than twelve months will generally be taxable as long-term capital gain or loss. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to inventory we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and deprecation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized upon the sale of the common unit. Any loss recognized on the sale of common units will generally be a capital loss. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of the aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. This ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to you, the aggregation of your tax basis effectively prohibits you from choosing among common units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of your common units. It is not clear whether the ruling applies to publicly-traded partnerships, such as us, the interests in which are evidenced by separate interests, and accordingly Counsel is unable to opine as to the effect this ruling will have on you. If you are considering the purchase of additional common units or a sale of common units purchased at differing prices, you should consult your tax advisor as to the possible consequences of this ruling.

    Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among our unitholders in proportion to the number of common units they owned as of the close of business on the last day of the preceding month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of

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business will be allocated among our unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which the gain or loss is recognized. As a result of this allocation procedure, a unitholder transferring common units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

     The use of the allocation procedure discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and the transferees of common units. If an allocation procedure is not allowed by the Treasury Regulations (or only applies to transfers of less than all of a unitholder's interest), our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of his common units prior to the record date set for a distribution with respect to that quarter will be allocated items of our income and gain attributable to the quarter during which his common units were owned but will not be entitled to receive cash distributions with respect to that quarter.

    Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of the sale or exchange within 30 days of the sale or exchange and, in any event, no later than January 15 of the year following the calendar year that the sale or exchange occurred. We are required to notify the IRS of the transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the common unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     We will be considered to be terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners. A termination could result in the non-uniformity of common units for federal income tax purposes. Our constructive termination will cause a termination of our operating limited partnerships. A termination could also result in penalties or loss of basis adjustments under the Code if we were unable to determine that the termination had occurred.

     In the case of a unitholder reporting on a fiscal year other than a calendar year, the closing of our tax year may result in more than 12 months of our taxable income or loss being includable in our taxable income for the year of termination. In addition, each unitholder will realize taxable gain to the extent that any money constructively distributed to him (including any net reduction in his share of partnership nonrecourse liabilities) exceeds the adjusted basis on his common units. New tax elections we are required to make, including a new election under Section 754 of the Code, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of our deductions for depreciation. In addition, a termination might either accelerate the application of or subject us to any tax legislation enacted with effective dates after the closing of the offering made hereby.

 Entity Level Collections

     If we are required under applicable law to pay any federal, state or local income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. The payments, if made, will be deemed current distributions of cash to our unitholders and our
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general partner. Our general partner is authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions so that after giving effect to the deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. These payments could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

  Uniformity Of Common Units

     Since we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3) and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and Adjusted Properties. Any non-uniformity could have a negative impact on the value of a unitholder's interest in us.

     We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using the rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of our property, consistent with the proposed regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "-- Tax Consequences of Common Stock Ownership -- Tax Treatment of Operations -- Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulation and legislative history. If we determine that this position cannot reasonably be taken, we may adopt depreciation and amortization conventions under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the Common Basis or the Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in our property. If this aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some of our unitholders and risk the loss of depreciation and amortization deductions not taken in the year that the deductions are otherwise allowable. We will not adopt this convention if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on our unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected.

     Items of income and deduction will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all common units, despite the application of the "ceiling limitation" to Contributed Properties and Adjusted Properties. These special allocations will be made solely for federal income tax purposes. See "-- Tax Consequences of Common Unit Ownership" and "-- Tax Consequences of Common Unit
Ownership -- Allocation of Our Income, Gain, Loss and Deduction."

  Tax-Exempt Organizations And Some Other Investors

     Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to these persons and, as described below, may have substantially adverse tax consequences.

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     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by these organizations from the ownership of common units will be unrelated business taxable income, and thus will be taxable to these unitholders.

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or some related sources. It is not anticipated that any significant amount of our gross income will qualify as income from these sources.

     Non-resident aliens and foreign corporations, trusts or estates that acquire common units will be considered to be engaged in business in the United States on account of their ownership of common units, and as a consequence they will be required to file federal tax returns in respect of their distributive shares of our income, gain, loss deduction or credit and pay federal income tax at regular rates on our income. Generally, a partnership is required to pay a withholding tax on the portion of the Partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to our partners. However, under rules applicable to publicly-traded partnerships, we will withhold at the rate of 39.6% on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require us to change these procedures.

     Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, it may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. This tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident."

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on any gain realized on the disposition of his common unit to the extent that the gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

  Administrative Matters

     Our Information Returns and Audit Procedures

     We intend to furnish to each of our unitholders, within 90 days after the close of each taxable year, tax information, including a Schedule K-1, that sets forth each of our unitholders' allocable shares of our income, gain, loss, deduction and credit. In preparing this information that will generally not be reviewed by Counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholders' allocable share of income, gain, loss, deduction and credits. There is no assurance that any of these conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that these accounting and reporting conventions are impermissible.

     The federal income tax information returns we filed may be audited by the IRS. Adjustments resulting from any IRS audit may require some or all of our unitholders to file amended tax returns, and

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possibly may result in an audit of unitholders' own returns. Any audit of a unitholder's return could result in adjustments of non-partnership as well as partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints our general partner as the Tax Matters Partner.

     The Tax Matters Partner will make elections on our behalf and our unitholders' behalf and can extend the statute of limitations for assessment of tax deficiencies against our unitholders with respect to our items. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all of our unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, the review may be sought by any of our unitholders having at least 1% interest in our profits and by our unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting

     - Persons who hold an interest in us as a nominee for another person are required to furnish to us:

     - the name, address and taxpayer identification number of the beneficial owners and the nominee;

     - whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
       (iii) a tax-exempt entity;

     - the amount and description of common units held, acquired or transferred for the beneficial owner; and

     other information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that (i) we do not constitute a tax shelter or (ii) we constitute a projected income investment exempt from registration. However, we have registered as a tax shelter with the IRS because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER

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DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN
REVIEWED, EXAMINED OR APPROVED BY THE IRS. Our tax shelter registration number is 94130000154. A unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit we generate is claimed or income received from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for the failure, will be subject to a $50 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

  Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of the listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of the position are disclosed on the return. More stringent rules apply to "tax shelters," a term that does not appear to include us. If any item of our income, gain, loss, deduction or credit included in the distributive shares of our unitholders might result in an "understatement" of income for which no substantial authority exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

  Other Tax Considerations

     In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. We anticipate that most of our U.S. income will be generated in approximately thirteen (13) states: Alabama, California, Illinois, Indiana, Kansas, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Texas and Wyoming. Based on EOTT's income apportionment for 1998 state income tax purposes, our general partner estimates that no other state will account for more than 1% of our income. Of the thirteen states in which our general partner anticipates that most of our U.S. income will be generated, Texas and Wyoming do not currently impose personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years.

Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Based on current law and our estimate of future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

     It is your responsibility to investigate the legal and tax consequences, under the laws of pertinent states, localities, Canadian provinces and Canada, of your investment in us. Accordingly, you should consult, and must depend upon, your own tax counsel or other advisor with regard to those matters. Further, it is your responsibility to file all Canadian, Canadian province, state and local, as well as federal, tax returns that may be required of you. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

                              PLAN OF DISTRIBUTION

     The selling shareholder may sell its common units from time to time through underwriters or to brokers or dealers, or directly to investors, (a) at a fixed price or prices, which may be changed from time to time, (b) at market prices prevailing at the time of such sale, (c) at prices related to such market prices, or (d) at negotiated prices. In connection with any sales, underwriting discounts and commissions and distributors' or sellers' commissions may be paid or allowed.

     Underwriters may offer shares for the selling shareholder pursuant to firm commitments or on a best efforts basis and may offer such shares on prices and terms described in the applicable prospectus supplement. Brokers or dealers may act as agents for the selling shareholder, or may purchase shares from the selling shareholder as principal and thereafter resell those shares from time to time in or through transactions or distributions (which may involve crosses and block transactions) on the New York Stock Exchange, the London Stock Exchange or other United States or foreign stock exchanges where trading privileges are available, in the over-the-counter market, in private transactions or in some combination of the foregoing.

     We have agreed to pay all registration expenses related to the sale of shares by the selling shareholder, except underwriting discounts and commissions, which will be paid by the selling shareholder. We have agreed to indemnify the selling shareholder against certain liabilities relating to the resale of the shares under the Securities Act of 1933.

     Dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from the selling shareholder and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act.

     The selling shareholder may enter agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the common units at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating short positions in the common units for their own accounts. For the purposes of covering a syndicate short position or stabilizing the price of the common units, the underwriters, brokers or dealers may place bids for the common units or effect purchases of the common units in the open market. Finally, the underwriters may impose a penalty bid whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the common units in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed common units in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the common units, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P., will pass upon the validity of the common units offered in this prospectus. The underwriters' own legal counsel will advise them about other issues relating to any offering.

                                    EXPERTS

     The audited consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
                                                               ----
Unaudited Financial Statements
  Condensed Consolidated Statements of Operations
     (unaudited) -- Nine Months Ended September 30, 2000 and
     1999...................................................    F-2
  Condensed Consolidated Balance Sheets
     (unaudited) -- September 30, 2000 and December 31,
     1999...................................................    F-3
  Condensed Consolidated Statements of Cash Flows
     (unaudited) -- Nine Months Ended September 30, 2000 and
     1999...................................................    F-4
  Condensed Consolidated Statement of Partners' Capital
     (unaudited) -- Nine Months Ended September 30, 2000....    F-5
  Notes to Condensed Consolidated Financial Statements......    F-6

Audited Financial Statements
  Report of Independent Public Accountants..................   F-11
  Consolidated Statements of Operations -- Years Ended
     December 31, 1999, 1998 and 1997.......................   F-12
  Consolidated Balance Sheets -- December 31, 1999 and
     1998...................................................   F-13
  Consolidated Statements of Cash Flows -- Years Ended
     December 31, 1999, 1998 and 1997.......................   F-14
  Consolidated Statements of Partners' Capital -- Years
     Ended December 31, 1999, 1998 and 1997.................   F-15
  Notes to Consolidated Financial Statements................   F-16

Supplemental Schedule
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................    S-1

                           EOTT ENERGY PARTNERS, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
                                  (UNAUDITED)


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Revenue.....................................................  $8,340,159   $6,007,924
Cost of Sales...............................................   8,162,201    5,842,371
                                                              ----------   ----------
Gross Margin................................................     177,958      165,553
Expenses
  Operating expenses........................................     118,884      115,515
  Depreciation and amortization.............................      25,282       24,740
                                                              ----------   ----------
          Total.............................................     144,166      140,255
                                                              ----------   ----------
Operating Income............................................      33,792       25,298
Other Income (Expense)
  Interest income...........................................       1,111          440
  Interest and related charges..............................     (22,823)     (21,470)
  Other, net................................................      (1,960)         998
                                                              ----------   ----------
          Total.............................................     (23,672)     (20,032)
                                                              ----------   ----------
Net Income Before Cumulative Effect of Accounting Change....      10,120        5,266
Cumulative Effect of Accounting Change......................          --        1,747
                                                              ----------   ----------
Net Income..................................................  $   10,120   $    7,013
                                                              ==========   ==========
Basic Net Income Per Unit
  Common....................................................  $     0.36   $     0.26
                                                              ==========   ==========
  Subordinated..............................................  $     0.36   $     0.33
                                                              ==========   ==========
Diluted Net Income Per Unit.................................  $     0.36   $     0.29
                                                              ==========   ==========
Number of Units Outstanding for Diluted Computation.........      27,476       24,002
                                                              ==========   ==========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2000            1999
                                                              -------------   ------------
                                                               (UNAUDITED)
                                          ASSETS

Current Assets
  Cash and cash equivalents.................................   $   34,346      $   17,525
  Trade and other receivables, net of allowance for doubtful
     accounts of $1,720 and $1,732 respectively.............    1,034,602         966,422
  Inventories...............................................       47,108         120,306
  Other.....................................................       16,373          29,191
                                                               ----------      ----------
          Total current assets..............................    1,132,429       1,133,444
                                                               ----------      ----------
Property, Plant & Equipment, at cost........................      549,094         544,723
  Less: Accumulated depreciation............................      161,329         140,228
                                                               ----------      ----------
          Net property, plant & equipment...................      387,765         404,495
                                                               ----------      ----------
Other Assets, net of amortization...........................       17,362          20,722
                                                               ----------      ----------
Total Assets................................................   $1,537,556      $1,558,661
                                                               ==========      ==========

                            LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Trade accounts payable....................................   $1,107,513      $1,096,088
  Accrued taxes payable.....................................       14,199          11,947
  Repurchase agreements.....................................       47,804          74,055
  Other.....................................................       20,281          15,432
                                                               ----------      ----------
          Total current liabilities.........................    1,189,797       1,197,522
                                                               ----------      ----------
Long-Term Liabilities
  11% Senior notes..........................................      235,000         235,000
  Other.....................................................           --           3,475
                                                               ----------      ----------
          Total long-term liabilities.......................      235,000         238,475
                                                               ----------      ----------

Commitments and Contingencies (Note 3)
Additional Partnership Interests............................        9,318           2,547
                                                               ----------      ----------
Partners' Capital
  Common Unitholders........................................       53,910          73,570
  Subordinated Unitholders..................................       42,103          38,855
  General Partner...........................................        7,428           7,692
                                                               ----------      ----------
          Total Partners' Capital...........................      103,441         120,117
                                                               ----------      ----------
          Total Liabilities and Partners' Capital...........   $1,537,556      $1,558,661
                                                               ==========      ==========


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000       1999
                                                              --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Reconciliation of net income to net cash provided by (used
     in) operating activities --
  Net income................................................  $ 10,120   $   7,013
  Depreciation..............................................    24,490      23,619
  Amortization of intangible assets.........................       792       1,121
  Gains on disposal of assets...............................      (555)       (548)
  Changes in components of working capital --
     Receivables............................................   (68,180)   (453,443)
     Inventories............................................    73,198      (9,070)
     Other current assets...................................    12,818     (17,285)
     Trade accounts payable.................................    17,346     437,006
     Accrued taxes payable..................................     2,252       5,062
     Other current liabilities..............................    (1,072)       (672)
  Other assets and liabilities..............................       463          38
                                                              --------   ---------
          Net Cash Provided By (Used In) Operating
            Activities......................................    71,672      (7,159)
                                                              --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant and equipment.......     1,100         549
  Acquisitions..............................................        --     (33,000)
  Additions to property, plant and equipment................    (9,704)    (16,380)
  Other, net................................................        29          --
                                                              --------   ---------
          Net Cash Used In Investing Activities.............    (8,575)    (48,831)
                                                              --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in short-term borrowings -- affiliate............        --      55,903
  Decrease in bridge loan -- affiliate......................        --     (42,000)
  Increase (decrease) in repurchase agreements..............   (26,251)      6,784
  Issuance of Common Units..................................        --      52,920
  Contribution from General Partner.........................        --         535
  Distributions to Unitholders..............................   (26,796)    (21,426)
  Issuance of Additional Partnership Interests..............     6,771       2,547
  Other, net................................................        --        (281)
                                                              --------   ---------
          Net Cash Provided By (Used In) Financing
            Activities......................................   (46,276)     54,982
                                                              --------   ---------
          Increase (Decrease) In Cash and Cash
            Equivalents.....................................    16,821      (1,008)
          Cash and Cash Equivalents, Beginning of Period....    17,525       3,033
                                                              --------   ---------
          Cash and Cash Equivalents, End of Period..........  $ 34,346   $   2,025
                                                              ========   =========
          Supplemental Cash Flow Information:
            Interest paid...................................  $ 15,985   $  20,891
                                                              ========   =========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

             CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                                COMMON      SUBORDINATED   GENERAL
                                                              UNITHOLDERS   UNITHOLDERS    PARTNER
                                                              -----------   ------------   -------
Partners' Capital at December 31, 1999......................   $ 73,570       $38,855      $7,692
  Net income................................................      6,670         3,248         202
  Cash distributions........................................    (26,330)           --        (466)
                                                               --------       -------      ------
Partners' Capital at September 30, 2000.....................   $ 53,910       $42,103      $7,428
                                                               ========       =======      ======


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION


     In connection with a reorganization of the business conducted by EOTT Energy Corp., an indirect wholly-owned subsidiary of Enron Corp. ("Enron"), into limited partnership form and a concurrent initial public offering of Common Units of EOTT Energy Partners, L.P. ("EOTT" or the "Partnership") effective March 24, 1994, the net assets of EOTT Energy Corp., its wholly-owned foreign subsidiary, EOTT Energy Ltd., and Enron Products Marketing Company ("EPMC") were acquired by three operating limited partnerships in which the Partnership is directly or indirectly the 99% limited partner. EOTT Energy Corp., a Delaware corporation, serves as the General Partner of the Partnership and its related operating limited partnerships. The accompanying condensed consolidated financial statements and related notes present the financial position as of September 30, 2000 and December 31, 1999 for the Partnership, the results of operations for the three and nine months ended September 30, 2000 and 1999, cash flows for the nine months ended September 30, 2000 and 1999, and changes in partners' capital for the nine months ended September 30, 2000. For the three and nine months ended September 30, 2000 and 1999, traditional net income (loss) and comprehensive income (loss) are the same.


     On March 24, 1994, the General Partner completed an initial public offering of 10 million Common Units at $20.00 per unit, representing limited partner interests in the Partnership. In addition to its aggregate approximate 2% general partner interest in the Partnership, the General Partner owns an approximate 25% subordinated limited partner interest. Enron, through its ownership of EOTT Common Units, directly holds an approximate 12% interest in the Partnership.

     The financial statements included herein have been prepared by the Partnership without audit pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (which consist solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial results for interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Partnership believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein.

     During the first quarter of 2000, the Partnership identified certain systems integration issues relating to its new computerized marketing and accounting system and the Partnership immediately commenced an extensive review and analysis of the implementation of the new system. As a result of these efforts, the Partnership identified and quantified the impacts of the systems integration issues relating to its new computerized marketing and accounting system and recorded appropriate financial statement adjustments in the first quarter of 2000. The Partnership has implemented and continues to implement additional control processes and procedures that it believes are sufficient to permit the preparation of timely and accurate financial information, including additional preventative and monitoring controls to ensure the integrity and reliability of financial information generated by the system as well as additional system training for users.

     Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

                           EOTT ENERGY PARTNERS, L.P.

2. EARNINGS PER UNIT


     Net income shown in the tables below excludes the approximate two percent interest of the General Partner. Earnings per unit are calculated as follows (in thousands, except per unit amounts):



                                                NINE MONTHS ENDED SEPTEMBER 30,
                                      ---------------------------------------------------
                                                2000                       1999
                                      ------------------------   ------------------------
                                                WTD.                       WTD.
                                       NET     AVERAGE    PER     NET     AVERAGE    PER
                                      INCOME    UNITS    UNIT    INCOME    UNITS    UNIT
                                      ------   -------   -----   ------   -------   -----
Basic(1)
  Common............................  $6,670   18,476    $0.36   $3,912   15,002    $0.26
  Subordinated......................  $3,248    9,000    $0.36   $2,941    9,000    $0.33
Diluted(2)..........................  $9,918   27,476    $0.36   $6,853   24,002    $0.29


---------------

(1) Net income, excluding the two percent General Partner interest, has been apportioned to each class of Unitholder based on the ownership of total Units outstanding which is also reflected on the Statement of Partners' Capital, and Special Units are considered Common Units during the periods in which they were outstanding. Due to a negative capital account balance for the Common Unitholders during the second and third quarters of 1998, the loss allocated to the Common Unitholders attributable to these periods was reallocated to the remaining Unitholders based on their ownership percentage. The allocated loss was fully recouped by the Unitholders allocated the additional losses in the first quarter of 1999.

(2) The diluted income (loss) per unit calculation assumes the conversion of Subordinated Units into Common Units. The disproportionate income (loss) allocation between the Unitholders has no effect on the diluted computation.


     EOTT issued 3,500,000 Common Units to the public on September 29, 1999.



     Per unit information related to the net income before cumulative effect of accounting change and cumulative effect of the change in accounting principle for the nine months ended September 30, 1999 is as follows:



                                                                  NINE MONTHS ENDED
                                                                 SEPTEMBER 30, 1999
                                                           -------------------------------
                                                                   BASIC
                                                           ---------------------
                                                           COMMON   SUBORDINATED   DILUTED
                                                           ------   ------------   -------
Net Income Before Cumulative Effect of Accounting
  Change.................................................  $0.19       $0.26        $0.22
Cumulative Effect of Accounting Change...................   0.07        0.07         0.07
                                                           -----       -----        -----
Net Income...............................................  $0.26       $0.33        $0.29
                                                           =====       =====        =====



3. LITIGATION AND OTHER CONTINGENCIES


     EOTT is, in the ordinary course of business, a defendant in various lawsuits, some of which are covered in whole or in part by insurance. The Partnership is responsible for all litigation and other claims relating to the business acquired from EOTT Energy Corp., although the Partnership will be entitled to the benefit of certain insurance maintained by Enron covering occurrences prior to the closing of the offering in 1994. The Partnership believes that the ultimate resolution of litigation, individually and in the aggregate, will not have a materially adverse impact on the Partnership's financial position or results of operations. Various legal actions have arisen in the ordinary course of business, the most significant of which are discussed in "Business -- Legal Proceedings" included elsewhere in this prospectus.

                           EOTT ENERGY PARTNERS, L.P.

     The Partnership believes that it has obtained or has applied for all of the necessary permits required by federal, state, and local environmental agencies for the operation of its business. Further, the Partnership believes that there are no outstanding liabilities or claims relating to environmental matters individually, and in the aggregate, which would have a material adverse impact on the Partnership's financial position or results of operations.

4. NEW ACCOUNTING STANDARDS


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The standard cannot be applied retroactively, but early adoption is permitted. EOTT has conducted an inventory of its contracts and is currently assessing the applicability of SFAS No. 133 to these contracts. Although EOTT has not yet determined the impact of adopting SFAS No. 133, this standard could increase volatility in earnings and partners' capital.


5. BUSINESS SEGMENT INFORMATION

     EOTT has three reportable segments, which management believes are necessary to make decisions about resources to be allocated and assess its performance:
North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations. The North American Crude Oil -- East of Rockies segment primarily purchases, gathers, transports and markets crude oil. The Pipeline Operations segment operates approximately 7,400 active miles of common carrier pipelines in 12 states. The West Coast Operations include crude oil gathering and marketing, refined products marketing and a natural gas liquids business.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as discussed in Note 2 included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1999. EOTT evaluates performance based on operating income (loss). EOTT accounts for intersegment revenue and transfers between North American Crude Oil -- East of Rockies and West Coast Operations as if the sales or transfers were to third parties, that is, at current market prices. Intersegment revenues for Pipeline Operations are based on published pipeline tariffs.

                           EOTT ENERGY PARTNERS, L.P.

FINANCIAL INFORMATION BY BUSINESS SEGMENT



                                            NORTH
                                           AMERICAN                    WEST      CORPORATE
                                          CRUDE OIL     PIPELINE      COAST         AND
                                             -EOR      OPERATIONS   OPERATIONS   OTHER(B)    CONSOLIDATED
                                          ----------   ----------   ----------   ---------   ------------
                                                                  (IN THOUSANDS)
NINE MONTHS ENDED SEPTEMBER 30, 2000
Revenue from external customers.........  $7,703,823    $ 21,802     $614,534    $      --    $8,340,159
Intersegment revenue(a).................       5,671      81,979           --      (87,650)           --
                                          ----------    --------     --------    ---------    ----------
          Total revenue.................   7,709,494     103,781      614,534      (87,650)    8,340,159
                                          ----------    --------     --------    ---------    ----------
Gross margin............................      58,417     104,430       15,111           --       177,958
                                          ----------    --------     --------    ---------    ----------
Operating income (loss).................        (508)     52,314       (1,635)     (16,379)       33,792
Other expense...........................          --          --           --      (23,672)      (23,672)
                                          ----------    --------     --------    ---------    ----------
Net income (loss).......................        (508)     52,314       (1,635)     (40,051)       10,120
                                          ----------    --------     --------    ---------    ----------
Depreciation and amortization...........       5,649      15,839        2,017        1,777        25,282
                                          ----------    --------     --------    ---------    ----------

NINE MONTHS ENDED SEPTEMBER 30, 1999
Revenue from external customers.........  $5,543,118    $ 18,907     $445,913    $     (14)   $6,007,924
Intersegment revenue(a).................      39,101      65,861       17,360     (122,322)           --
                                          ----------    --------     --------    ---------    ----------
          Total revenue.................   5,582,219      84,768      463,273     (122,336)    6,007,924
                                          ----------    --------     --------    ---------    ----------
Gross margin............................      61,050      82,982       21,569          (48)      165,553
                                          ----------    --------     --------    ---------    ----------
Operating income (loss).................        (222)     37,730        6,085      (18,295)       25,298
Other expense...........................          --          --           --      (20,032)      (20,032)
                                          ----------    --------     --------    ---------    ----------
Net income (loss) before cumulative
  effect of accounting change...........        (222)     37,730        6,085      (38,327)        5,266
                                          ----------    --------     --------    ---------    ----------
Depreciation and amortization...........       6,652      15,298        1,488        1,302        24,740
                                          ----------    --------     --------    ---------    ----------

TOTAL ASSETS AT SEPTEMBER 30, 2000......  $1,055,137    $300,832     $120,532    $  61,055    $1,537,556
                                          ----------    --------     --------    ---------    ----------
TOTAL ASSETS AT DECEMBER 31, 1999.......   1,084,613     306,321      129,461       38,266     1,558,661
                                          ----------    --------     --------    ---------    ----------


---------------

(a) Intersegment revenue for North American Crude Oil -- EOR and West Coast Operations is made at prices comparable to those received from external customers. Intersegment revenue for Pipeline Operations is transportation costs charged to North American Crude Oil -- EOR for the transport of crude oil at published pipeline tariffs.

(b) Corporate and Other also includes intersegment eliminations.

                           EOTT ENERGY PARTNERS, L.P.

6. NONRECURRING ITEMS


     In the fourth quarter of 1999, EOTT recorded a $7.8 million charge for the theft of NGL product, concealment of commercial activities and other unauthorized actions by a former employee. EOTT filed an insurance claim to recover the losses related to the theft of NGL product and received $2.5 million in the second quarter of 2000. In the third quarter of 2000, EOTT recorded an additional charge of $0.9 million in connection with the closing of the remaining contract related to the mid-continent NGL activities.


7. SUBSEQUENT EVENTS


     On October 20, 2000, the Board of Directors of EOTT Energy Corp., as General Partner, declared the Partnership's regular quarterly cash distribution of $0.475 for all Common Units for the period July 1, 2000 through September 30, 2000. In addition, a cash distribution of $0.20 per Unit ($1.8 million) was declared for all Subordinated Units for the period July 1, 2000 through September 30, 2000. The third quarter distribution of $10.8 million was paid on November 14, 2000 to the General Partner and all Common and Subordinated Unitholders of record as of October 31, 2000. The distribution was paid utilizing Available Cash from the Partnership.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To EOTT Energy Partners, L.P.:

     We have audited the accompanying consolidated balance sheets of EOTT Energy Partners, L.P. (a Delaware limited partnership) as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and partners' capital for each of the three years in the period ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EOTT Energy Partners, L.P. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statement schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 3, 2000

                           EOTT ENERGY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1999         1998         1997
                                                           ----------   ----------   ----------
Revenue..................................................  $8,664,401   $5,294,697   $7,646,099
Cost of Sales............................................   8,452,086    5,162,092    7,533,054
                                                           ----------   ----------   ----------
Gross Margin.............................................     212,315      132,605      113,045
Expenses
  Operating expenses.....................................     153,194      104,425       96,158
  Depreciation and amortization..........................      33,136       20,951       16,518
  Impairment of assets...................................          --           --        7,961
                                                           ----------   ----------   ----------
          Total..........................................     186,330      125,376      120,637
                                                           ----------   ----------   ----------
Operating Income (Loss)..................................      25,985        7,229       (7,592)
Other Income (Expense)
  Interest income........................................         875          674          620
  Interest and related charges...........................     (29,817)     (10,165)      (6,661)
  Other, net.............................................         742       (1,805)        (766)
                                                           ----------   ----------   ----------
          Total..........................................     (28,200)     (11,296)      (6,807)
                                                           ----------   ----------   ----------
Net Loss Before Cumulative Effect of Accounting Change...      (2,215)      (4,067)     (14,399)
Cumulative Effect of Accounting Change (Note 3)..........       1,747           --           --
                                                           ----------   ----------   ----------
Net Loss.................................................  $     (468)  $   (4,067)  $  (14,399)
                                                           ==========   ==========   ==========
Basic Net Income (Loss) Per Unit (Note 5)
  Common.................................................  $    (0.06)  $    (0.17)  $    (0.75)
                                                           ==========   ==========   ==========
  Subordinated...........................................  $     0.06   $    (0.26)  $    (0.75)
                                                           ==========   ==========   ==========
Diluted Net Income (Loss) Per Unit (Note 5)..............  $    (0.02)  $    (0.21)  $    (0.75)
                                                           ==========   ==========   ==========
Distributions Per Common Unit............................  $     1.90   $     1.90   $     1.90
                                                           ==========   ==========   ==========
Average Units Outstanding for Diluted Computation........      24,877       19,267       18,830
                                                           ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1999           1998
                                                              ------------   ------------
                                         ASSETS

Current Assets
  Cash and cash equivalents.................................   $   17,525      $  3,033
  Trade and other receivables, net of allowance for doubtful
     accounts of $1,732 and $1,860, respectively............      966,422       403,335
  Inventories...............................................      120,306       137,545
  Other.....................................................       29,191        30,328
                                                               ----------      --------
          Total current assets..............................    1,133,444       574,241
                                                               ----------      --------
Property, Plant and Equipment, at cost......................      544,723       497,807
  Less: Accumulated depreciation............................      140,228       112,568
                                                               ----------      --------
          Net property, plant and equipment.................      404,495       385,239
                                                               ----------      --------
          Other Assets, net of amortization.................       20,722         6,340
                                                               ----------      --------
          Total Assets......................................   $1,558,661      $965,820

                                                               ==========      ========
                            LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Trade accounts payable....................................   $1,103,187      $524,822
  Accrued taxes payable.....................................       11,947         5,192
  Short-term borrowings -- affiliate........................           --        28,297
  Bridge loan -- affiliate..................................           --        42,000
  Term loan -- affiliate....................................           --       175,000
  Repurchase agreements.....................................       74,055        83,016
  Other.....................................................        8,333         9,983
                                                               ----------      --------
          Total current liabilities.........................    1,197,522       868,310
                                                               ----------      --------
Long-Term Liabilities
  11% senior notes..........................................      235,000            --
  Other.....................................................        3,475            --
                                                               ----------      --------
          Total long-term liabilities.......................      238,475            --
                                                               ----------      --------
Commitments and Contingencies (Notes 15 and 16)
Additional Partnership Interests (Note 13)..................        2,547        21,928
Partners' Capital
  Common Unitholders........................................       73,570        14,472
  Special Unitholders.......................................           --        21,092
  Subordinated Unitholders..................................       38,855        38,315
  General Partner...........................................        7,692         1,703
                                                               ----------      --------
          Total Partners' Capital...........................      120,117        75,582
                                                               ----------      --------
          Total Liabilities and Partners' Capital...........   $1,558,661      $965,820
                                                               ==========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1999        1998        1997
                                                            ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Reconciliation of net loss to net cash provided by (used
     in) operating activities
     Net loss.............................................  $    (468)  $  (4,067)  $ (14,399)
     Depreciation.........................................     31,164      18,806      14,487
     Impairment of assets.................................         --          --       7,961
     Amortization of intangible assets....................      1,972       2,145       2,031
     (Gains) losses on disposal of assets.................       (636)         66        (503)
     Changes in components of working capital --
       Receivables........................................   (563,087)     60,648     240,801
       Inventories........................................     17,239       1,720      (4,339)
       Other current assets...............................      1,137      (3,737)      1,893
       Trade accounts payable.............................    578,365     (61,578)   (231,776)
       Accrued taxes payable..............................      6,755        (270)     (3,003)
       Other current liabilities..........................     (5,369)      4,238     (14,057)
     Other assets and liabilities.........................      2,216         616         886
                                                            ---------   ---------   ---------
          Net Cash Provided by (Used In) Operating
            Activities....................................     69,288      18,587         (18)
                                                            ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of property, plant and equipment.....      1,407       7,330       1,243
  Acquisitions............................................    (33,000)   (224,397)    (12,000)
  Additions to property, plant and equipment..............    (21,728)     (8,492)    (10,837)
  Other, net..............................................         --         866         129
                                                            ---------   ---------   ---------
          Net Cash Used In Investing Activities...........    (53,321)   (224,693)    (21,465)
                                                            ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in note payable -- affiliate........         --     (39,300)     15,072
  Increase (decrease) in short-term
     borrowings -- affiliate..............................    (28,297)    (41,703)     31,500
  Increase (decrease) in bridge loan -- affiliate.........    (42,000)     42,000          --
  Increase (decrease) in term loan -- affiliate...........   (175,000)    175,000          --
  Increase (decrease) in repurchase agreements............     (8,961)     83,016          --
  Acquisition of treasury units...........................         --         (66)         --
  Issuance of 11% senior notes............................    235,000          --          --
  Payment of financing issue expenses.....................     (7,558)         --          --
  Net proceeds from Issuance of Common Units..............     52,920          --          --
  Contribution from General Partner.......................        535         793          --
  Distributions to Unitholders............................    (30,380)    (22,842)    (29,681)
  Issuance of Additional Partnership Interests............      2,547       9,153       3,684
  Other, net..............................................       (281)       (649)       (616)
                                                            ---------   ---------   ---------
          Net Cash Provided by (Used in) Financing
            Activities....................................     (1,475)    205,402      19,959
                                                            ---------   ---------   ---------
          Increase (Decrease) in Cash and Cash
            Equivalents...................................     14,492        (704)     (1,524)
          Cash and Cash Equivalents Beginning of Period...      3,033       3,737       5,261
                                                            ---------   ---------   ---------
          Cash and Cash Equivalents End of Period.........  $  17,525   $   3,033   $   3,737
                                                            =========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                                 (IN THOUSANDS)

                                                      COMMON        SPECIAL     SUBORDINATED   GENERAL
                                                    UNITHOLDERS   UNITHOLDERS   UNITHOLDERS    PARTNER
                                                    -----------   -----------   ------------   -------
Partners' Capital at December 31, 1996............   $ 33,984       $29,908       $40,065      $2,216
  Net loss........................................     (7,494)       (1,371)       (5,246)       (288)
  Cash distributions..............................    (19,000)       (3,477)       (6,650)       (554)
                                                     --------       -------       -------      ------
Partners' Capital at December 31, 1997............   $  7,490       $25,060       $28,169      $1,374
                                                     --------       -------       -------      ------
  Net loss........................................     (1,623)         (490)       (1,854)       (100)
  Cash distributions..............................    (19,000)       (3,478)           --        (364)
  Acquisition of Common Units for Treasury........        (66)           --            --          --
  Issuance of Common Units........................     27,671            --            --          --
  Issuance of Special Units.......................         --        15,905            --          --
  Contribution receivable from Enron..............         --       (15,905)           --          --
  Issuance of Subordinated Units..................         --            --        12,000          --
  Contribution from General Partner...............         --            --            --         793
                                                     --------       -------       -------      ------
Partners' Capital at December 31, 1998............   $ 14,472       $21,092       $38,315      $1,703
                                                     --------       -------       -------      ------
  Net income (loss)...............................     (1,636)          618           540          10
  Cash distributions..............................    (28,385)       (1,416)           --        (579)
  Issuance of Common Units........................     52,920            --            --         535
  Contribution of Additional Partnership
     Interests....................................     15,905            --            --       6,023
  Conversion of Special Units.....................     20,294       (20,294)           --          --
                                                     --------       -------       -------      ------
Partners' Capital at December 31, 1999............   $ 73,570       $    --       $38,855      $7,692
                                                     ========       =======       =======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                           EOTT ENERGY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     EOTT Energy Partners, L.P. is a Delaware limited partnership which operates through its affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership and EOTT Energy Pipeline Limited Partnership. The terms "EOTT" and the "Partnership" herein refer to EOTT Energy Partners, L.P. and its affiliated limited partnerships. EOTT Energy Corp. serves as the General Partner of the Partnership and its related operating limited partnerships. At December 31, 1999 the General Partner owned an approximate 2% general partner interest in the Partnership and an approximate 25% subordinated limited partner interest. Enron, through its ownership of EOTT Common Units, holds an approximate 12% interest in the Partnership.

     In 1999, EOTT Energy Partners, L.P. formed EOTT Energy Finance Corp. as a direct wholly-owned subsidiary. This entity was set up for the debt offering to facilitate certain investors' ability to purchase EOTT's senior notes, more fully described in Note 8.

     The accompanying consolidated financial statements and related notes present the financial position as of December 31, 1999 and 1998 for the Partnership, and the results of its operations, cash flows and changes in partners' capital for the years ended December 31, 1999, 1998 and 1997.

     Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The Partnership owns and operates its assets through operating limited partnerships. The accompanying financial statements reflect the combined accounts of the Partnership and the operating partnerships after elimination of intercompany transactions.

     Nature of Operations. Through its affiliated limited partnerships, EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, and EOTT Energy Pipeline Limited Partnership, EOTT is engaged in the purchasing, gathering, transporting, trading, storage and resale of crude oil and refined petroleum products and related activities. EOTT's principal business segments are its North American Crude Oil -- East of Rockies gathering and marketing operations, Pipeline Operations and West Coast Operations. In late 1997, EOTT exited the East of Rockies refined products business which is discussed further in Note 6.

     Cash Equivalents. EOTT records as cash equivalents all highly liquid short-term investments having original maturities of three months or less.

     Inventories. The Partnership accounts for its inventories using the average cost method.

     Depreciation and Amortization. Depreciation is provided by applying the straight-line method to the cost basis of property, plant and equipment, less estimated salvage value, over the estimated useful lives of the assets. Asset lives are 15 to 20 years for pipeline and gathering facilities, 5 to 10 years for transportation equipment, 15 to 20 years for barge and terminalling facilities and 3 to 20 years for other facilities and equipment.

     Goodwill is amortized over a period of 10 to 15 years, and is recorded net of its accumulated amortization in Other Assets. Accumulated amortization of goodwill at December 31, 1999 and 1998 was $29.8 million and $27.9 million, respectively.

     Foreign Currency Transactions. Canadian operations represent all of the foreign activities of EOTT. The U.S. dollar is the functional currency. Foreign currency transactions are initially translated into U.S. dollars. Gains and losses resulting therefrom are included in the determination of net income
(loss) in the period in which the exchange rate changes.

                           EOTT ENERGY PARTNERS, L.P.

     Hedging Activities/Revenue Recognition. EOTT enters primarily into futures and over-the-counter transactions in an effort to minimize the impact of market fluctuations on inventories and other contractual commitments. Realized and unrealized changes in the market value of these transactions, which are entered into and accordingly designated as hedges, are deferred until the gain or loss on the hedged transaction is recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 80. Any cash flow recognition resulting from hedging activities is treated in the same manner as the underlying transaction. Based on the historical correlations between the New York Mercantile Exchange ("NYMEX") price for West Texas Intermediate crude at Cushing, Oklahoma and the various marketing hubs at which EOTT markets crude oil, EOTT management believes the hedging program has been effective in minimizing the overall price risk. EOTT continuously monitors the basis differentials between its various trading hubs and Cushing, Oklahoma to further manage its basis exposure.

     It is EOTT's policy to seek to maintain at all times purchase and sale positions that are substantially balanced in order to minimize exposure to price fluctuations; however certain risks cannot be completely hedged such as basis risks (the risk that price relationships between delivery points, classes of products or delivery periods will change) and the risk that transportation costs will change.

     Periodically, EOTT enters into agreements to sell United States dollars for Canadian dollars to hedge commitments to sell petroleum in the United States that is purchased in Canada. Any gains or losses resulting from these commitments are recorded with the purchase and sale of crude oil and are included in the determination of net income (loss).

     EOTT recognizes revenue on the accrual method based on the right to receive payment for goods and services delivered to third parties.

     Use of Estimates. The preparation of these financial statements required the use of certain estimates by management in determining the entity's assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

3. CHANGE IN ACCOUNTING PRINCIPLE

     In December 1998, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The Issue 98-10 is effective for fiscal years beginning after December 15, 1998, and requires energy trading contracts (as defined) to be recorded at fair value on the balance sheet, with the change in fair value included in earnings. The consensus requires the effect of initial application of Issue 98-10 to be recorded as a cumulative effect of a change in accounting principle effective January 1, 1999, for calendar year companies. The cumulative effect of adopting Issue 98-10 effective January 1, 1999 was $1.7 million and is reflected as an increase in net income in the Consolidated Statement of Operations. For the year ended December 31, 1999, EOTT had a net mark-to-market loss of $5.6 million (which includes a $6.2 million charge related to the unauthorized NGL activities).

4. ACQUISITION OF ASSETS

     On July 1, 1998, the Partnership acquired crude oil gathering and transportation assets in West Texas and New Mexico from Koch Pipeline Company, L.P., a subsidiary of Koch Industries, Inc., and Koch Oil Company, a division of Koch Industries, Inc. (collectively "Koch"). The asset purchase included approximately 300 miles of common carrier pipelines, associated storage facilities for approximately 500,000 barrels and lease purchase contracts for up to 40,000 barrels of lease crude oil per day. The purchase price was approximately $28.5 million and was financed with short-term borrowings from Enron.

     On December 1, 1998, the Partnership acquired certain additional crude oil gathering and transportation assets in key oil producing regions from Koch. The asset purchase included approximately

                           EOTT ENERGY PARTNERS, L.P.

3,900 miles of active crude oil pipelines, crude oil transport trucks, meter stations, vehicles, storage tanks and lease purchase contracts for approximately 180,000 lease barrels of crude oil per day from production in 11 central and western states including Texas, Oklahoma, Kansas and California (the "Assets"). The transaction almost tripled EOTT's pipeline mileage and almost doubled crude oil lease barrels under contract. The total purchase price of the Assets was $235.6 million, which includes consideration of $184.5 million in cash, 2,000,000 Common Units, 2,000,000 Subordinated Units and $11.4 million in transaction costs. EOTT financed the majority of the purchase price through borrowings from Enron, consisting of a $42 million bridge loan, $135.7 million of term debt, and $6.8 million from the Partnership's existing credit facility with Enron. EOTT also increased its existing credit facility with Enron to $1 billion in order to provide increased credit support for the Partnership because of its increased size following the Koch acquisitions. See additional discussion regarding Enron financing in Note 8.

     Since the Assets were historically used to support Koch's integrated revenue producing activities, EOTT does not believe that the historical operational results of the Assets provide a meaningful basis for evaluating the results of operations that the Assets acquired would have realized had they been part of EOTT. Therefore, summarized pro forma results of the Partnership as though the acquisition of Assets had occurred at January 1, 1998 have not been provided.

     On May 1, 1999, EOTT acquired crude oil transportation and storage assets in West Texas and New Mexico from Texas-New Mexico Pipeline Company, which included approximately 1,800 miles of common carrier crude oil pipelines. EOTT paid $33 million in cash and recorded a $4 million liability related to future environmental costs and financed the total acquisition cost using short-term borrowings from Enron.

5. EARNINGS PER UNIT

     Basic earnings per unit includes the weighted average impact of outstanding units of EOTT (i.e., it excludes unit equivalents). Diluted earnings per unit considers the impact of all potentially dilutive securities. Net income (loss) shown in the table below excludes the approximate two percent interest of the General Partner. Earnings (loss) per unit are calculated as follows (in millions, except per unit amounts):

                                  1999                          1998                           1997
                       ---------------------------   ---------------------------   ----------------------------
                         NET     WEIGHTED                      WEIGHTED                       WEIGHTED
                       INCOME    AVERAGE     PER       NET     AVERAGE     PER                AVERAGE     PER
                       (LOSS)     UNITS      UNIT     LOSS      UNITS      UNIT    NET LOSS    UNITS      UNIT
                       -------   --------   ------   -------   --------   ------   --------   --------   ------
Basic:(1)
  Common.............  $(1,018)   15,877    $(0.06)  $(2,113)   12,097    $(0.17)  $ (8,865)   11,830    $(0.75)
  Subordinated.......  $   540     9,000    $ 0.06   $(1,854)    7,170    $(0.26)  $ (5,246)    7,000    $(0.75)
Diluted(2)...........  $  (478)   24,877    $(0.02)  $(3,967)   19,267    $(0.21)  $(14,111)   18,830    $(0.75)

---------------

(1) Net income (loss), excluding the two percent General Partner interest, has been apportioned to each class of Unitholder based on the ownership of total Units outstanding in accordance with the Partnership Agreement, which is also reflected on the Statement of Partners' Capital, and Special Units are considered Common Units. Due to a negative capital account balance for the Common Unitholders during the second and third quarters of 1998, the loss allocated to the Common Unitholders attributable to these periods was reallocated to the remaining Unitholders based on their ownership percentage. The allocated loss was recouped by the Unitholders allocated the additional losses in the first quarter of 1999.

(2) The diluted earnings (loss) per unit calculation assumes the conversion of Subordinated Units into Common Units. The disproportionate income (loss) allocation between the Unitholders has no effect on the diluted computation.

                           EOTT ENERGY PARTNERS, L.P.

     Per unit information related to the net income before cumulative effect of accounting change and cumulative effect of the change in accounting principle for the year ended December 31, 1999 is as follows:

                                                          YEAR ENDED DECEMBER 31, 1999
                                                         -------------------------------
                                                                 BASIC
                                                         ---------------------
                                                         COMMON   SUBORDINATED   DILUTED
                                                         ------   ------------   -------
Net Loss Before Cumulative Effect of Accounting
  Change...............................................  $(0.13)     $(0.01)     $(0.09)
Cumulative Effect of Accounting Change.................   0.07         0.07        0.07
                                                         ------      ------      ------
Net Income (Loss)......................................  $(0.06)     $ 0.06      $(0.02)
                                                         ======      ======      ======

     As further discussed in Note 8, EOTT issued 3,500,000 Common Units to the public on September 29, 1999.

6. NONRECURRING ITEMS

     In the fourth quarter of 1999, EOTT recorded $9.8 million of nonrecurring items which include $7.8 million related to mid-continent NGL activities and a $2.0 million severance charge. The $7.8 million charge related to mid-continent NGL activities includes a $6.2 million charge for the apparent theft of NGL product, concealment of commercial activities and other unauthorized actions by a former employee. EOTT is pursuing legal action against the former employee and has filed an insurance claim to recover any losses related to the apparent theft of NGL product which may be covered by insurance. The remaining charges relate to incremental costs to liquidate contracts prior to their maturity in order to wind down the mid-continent NGL activities.

     In addition, in a continual effort to reduce the Partnership's cost structure, the Partnership increased the utilization of technology and implemented a new marketing and accounting system during 1999. As a result, marketing, field and administrative personnel were reduced and a severance charge of $2.0 million was recorded pursuant to the existing EOTT Energy Corp. Severance Plan.

     In late 1997, EOTT decided to refocus on the core crude business, which provides substantially all of the gross margin for the Partnership, as well as improve overall operating efficiencies. As a result, EOTT announced the following two initiatives. The decision was made to exit the marginal East of Rockies refined products business and sell its three products terminals in Ohio. In connection with this decision, nonrecurring charges were recorded at December 31, 1997, which included severance costs of $0.9 million and a $1.5 million impairment of the Ohio products terminals. In addition, EOTT streamlined business processes throughout the organization and realigned reporting responsibilities to improve the Partnership's overall cost structure. As a result, marketing and administrative personnel were reduced by approximately 20 percent and a nonrecurring severance charge of $1.1 million was recorded at December 31, 1997 pursuant to the existing EOTT Energy Corp. Severance Plan. The realignment initiatives have been completed and the reserves were adequate to complete the initiatives.

7. IMPAIRMENT OF ASSETS

     As a result of the decision to exit the East of Rockies refined products business discussed in Note 6, the Partnership's three Ohio products terminals are being held for sale. At December 31, 1997, a $1.5 million impairment charge was recorded.

     During the fourth quarter of 1997, EOTT terminated an information system development project due to the lack of third party vendor support and foreseeable operating platform obsolescence. As a result, the Partnership recorded a $6.5 million impairment charge.

                           EOTT ENERGY PARTNERS, L.P.

8. CREDIT RESOURCES AND LIQUIDITY

     On December 1, 1998, Enron increased its existing credit facility with the Partnership to provide additional credit support in the form of guarantees, letters of credit and working capital loans through December 31, 2001. The total amount of the Enron facility is $1.0 billion, and it contains sublimits of $100 million for working capital loans and $900 million for guarantees and letters of credit. Letter of credit fees are based on actual charges by the banks which range from .20% -- .375% per annum. Interest on outstanding loans is charged at LIBOR plus 250 basis points per annum.

     The Enron facility is subject to defined borrowing base limitations relating to the Partnership's activities and to the maintenance and protection of the collateral. The Enron facility permits distributions to Unitholders subject to certain limitations based on the Partnership's earnings and other factors. These covenants and restrictions are not expected to materially affect the Partnership's ability to operate its ongoing business. The Enron facility is secured by a first priority lien on and security interest in all receivables and inventory of the Partnership. The borrowing base is the sum of cash and cash equivalents, specified percentages of eligible receivables, inventory, and products contracted for or delivered but not billed. The Enron facility is non-recourse to the General Partner and the General Partner's assets. The Partnership is restricted from entering into additional financing arrangements without the prior approval of Enron.

     At December 31, 1998, EOTT had a term loan of $175 million outstanding with Enron under a financing arrangement to fund a portion of the cash consideration paid to Koch for the assets purchased in 1998 and to refinance indebtedness incurred in prior acquisitions. The term loan had a scheduled maturity of December 31, 1999. The interest rate on the term loan was LIBOR plus 300 basis points. As discussed further below, the term loan was repaid in the fourth quarter of 1999 utilizing a portion of the net proceeds from the issuance of the 11% senior notes.

     In addition, at December 31, 1998, EOTT had $42 million of debt outstanding with Enron under a $100 million bridge loan to finance a portion of the cash consideration for the acquisition of assets from Koch. The interest rate on the bridge loan was initially LIBOR plus 400 basis points. At the end of each three-month period, the spread on the bridge loan increased by 25 basis points. The bridge loan was unsecured, and its maturity date was December 31, 1999. As discussed below, the bridge loan was repaid utilizing a portion of the net proceeds from the issuance of 3,500,000 Common Units.

     On September 29, 1999, EOTT issued 3,500,000 Common Units to the public, with net proceeds to EOTT of $52.9 million. On October 1, 1999, EOTT issued to the public $235 million of 11% senior notes. The senior notes are due October 1, 2009, and interest is paid semiannually on April 1 and October 1. The senior notes are fully and unconditionally guaranteed by all of EOTT's operating limited partnerships. On or after October 1, 2004, EOTT may redeem the notes, and prior to October 1, 2002, EOTT may redeem up to 35% of the notes with proceeds of public or private sales of equity at specified redemption prices. Provisions of the senior notes could limit additional borrowings, sale and lease back transactions, affiliate transactions, distributions to unitholders or merger, consolidation or sale of assets if certain financial performance ratios are not met. The net proceeds from the issuance of the 11% senior notes and the issuance of the Common Units were used to repay the $175 million term loan from Enron, the $42 million bridge loan from Enron and $57.3 million of short-term borrowings outstanding under the working capital facility from Enron.

     At December 31, 1999, EOTT had $143.5 million in letters of credit outstanding under the Enron facility. In addition, guarantees outstanding totaled $427.0 million of which $378.5 million were used.

     At December 31, 1998, EOTT had $44.4 million in letters of credit and $28.3 million in loans outstanding under the Enron facility at an average annual interest rate of approximately 6.1%. The amount outstanding at December 31, 1998 under the Term Loan was $175.0 million with an average annual

                           EOTT ENERGY PARTNERS, L.P.

interest rate of 8.5% and under the Bridge Loan was $42.0 million with an average annual interest rate of 9.5%. In addition, guarantees outstanding totaled $366.4 million of which $290.9 million were used.

     The General Partner believes that the Enron facility and commodity repurchase agreements discussed below will be sufficient to support the Partnership's crude oil purchasing activities and working capital and liquidity requirements. No assurance, however, can be given that the General Partner will not be required to reduce or restrict the Partnership's gathering and marketing activities because of limitations on its ability to obtain credit support and financing for its working capital needs.

     The Partnership's ability to obtain letters of credit to support its purchases of crude oil or other petroleum products is fundamental to the Partnership's gathering and marketing activities. Additionally, EOTT has a significant need for working capital due to the large dollar volume of marketing transactions in which it engages. Any significant decrease in the Partnership's financial strength, regardless of the reason for such decrease, may increase the number of transactions requiring letters of credit or other financial support, may make it more difficult for the Partnership to obtain such letters of credit, and/or may increase the cost of obtaining them. This could in turn adversely affect the Partnership's ability to maintain or increase the level of its purchasing and marketing activities or otherwise adversely affect the Partnership's profitability and Available Cash as defined in EOTT's Partnership Agreement and amendments thereto.

     The Partnership Agreement authorizes EOTT to cause the Partnership to issue additional limited partner interests, the proceeds from which could be used to provide additional funds for acquisitions or other Partnership needs.

     At December 31, 1999, EOTT has outstanding forward commodity repurchase agreements of approximately $74.1 million. Pursuant to the agreements, which had terms of thirty days, EOTT repurchased the crude oil inventory on January 21, 2000 for approximately $74.5 million. At December 31, 1998, EOTT had outstanding forward commodity repurchase agreements of approximately $83.0 million. Pursuant to the agreements, which had terms of thirty days, EOTT repurchased the crude oil inventory on January 20, 1999 for approximately $83.4 million.

     EOTT has entered into an agreement with a third party which provides for the sale of up to an aggregate amount of $100 million of certain trade receivables outstanding at any one time. As of December 31, 1999, $50 million of receivables had been sold under this agreement. Discount fees related to the sales are reflected in other, net expenses. EOTT has accounted for these transactions as a sale under the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and the related cash received is reflected as cash provided by operating activities in the Consolidated Statements of Cash Flows.

     Generally, the Partnership will distribute 100% of its Available Cash within 45 days after the end of each quarter to Unitholders of record and to the General Partner. Available Cash consists generally of all of the cash receipts of the Partnership adjusted for its cash distributions and net changes to reserves. The full definition of Available Cash is set forth in the Partnership Agreement and amendments thereto, forms of which have been filed as exhibits to this Annual Report on Form 10-K. Distributions of Available Cash to the Subordinated Unitholders are subject to the prior rights of the Common Unitholders to receive the Minimum Quarterly Distribution ("MQD") for each quarter during the Subordination Period, and to receive any arrearages in the distribution of the MQD on the Common Units for prior quarters during the Subordination Period.

     MQD is $0.475 per Unit. Enron has committed to provide total cash distribution support in an amount necessary to pay MQDs, with respect to quarters ending on or before December 31, 2001, in an amount up to an aggregate of $29 million ($19.7 million of which remains available as of February 14,

                           EOTT ENERGY PARTNERS, L.P.

2000) in exchange for Additional Partnership Interests ("APIs"). See further discussion in Note 13 regarding Enron's distribution support.

9. INVENTORIES

     Inventories are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Crude oil...................................................  $115,746   $135,872
Refined products............................................     4,560      1,673
                                                              --------   --------
          Total.............................................  $120,306   $137,545
                                                              ========   ========

10. PROPERTY, PLANT AND EQUIPMENT

     Property, Plant and Equipment ("PP&E"), at cost

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Land........................................................  $  3,515   $  3,278
Buildings...................................................     8,045      7,505
Tractors and trailers.......................................    16,053     20,492
Office PP&E, including furniture and fixtures...............    38,672     34,023
Operating PP&E, including pipelines, storage tanks, etc. ...   478,438    432,509
                                                              --------   --------
          Total PP&E, at cost...............................  $544,723   $497,807
                                                              ========   ========

     Certain assets included in PP&E, primarily pipelines, are affected by factors, which could affect future cash flows, such as competition, consolidation in the industry, refinery demand for specific grades of crude oil, area market price structures and continued development drilling in certain areas of the United States. EOTT continuously monitors these factors and pursues alternative strategies to maintain or enhance cash flows associated with these assets; however, no assurances can be given that EOTT can mitigate the effects, if any, on future cash flows related to any changes in these factors.

11. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for interest was $24.7 million, $8.9 million and $6.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     On December 1, 1998, EOTT issued 2,000,000 Common Units and 2,000,000 Subordinated Units to Koch as a portion of the consideration paid for the Assets. See further discussion of the acquisition of Assets in Note 4.

                           EOTT ENERGY PARTNERS, L.P.

12. PARTNERS' CAPITAL

     The following is a reconciliation of Units outstanding for the years ended December 31, 1999, 1998 and 1997:

                                                     COMMON      SPECIAL     SUBORDINATED
                                                     UNITS        UNITS         UNITS
                                                   ----------   ----------   ------------
Units Outstanding at December 31, 1996...........  10,000,000    1,830,011    7,000,000
                                                   ==========   ==========    =========
Units Outstanding at December 31, 1997...........  10,000,000    1,830,011    7,000,000
                                                   ==========   ==========    =========
Acquisition of Common Units for Treasury.........      (4,000)          --           --
Issuance of Common Units to Koch.................   2,000,000           --           --
Issuance of Special Units to Enron...............          --    1,150,000           --
Issuance of Subordinated Units to Koch...........          --           --    2,000,000
                                                   ----------   ----------    ---------
Units Outstanding at December 31, 1998...........  11,996,000    2,980,011    9,000,000
                                                   ==========   ==========    =========
Conversion of Special Units into Common Units....   2,980,011   (2,980,011)          --
Issuance of Common Units.........................   3,500,000           --           --
                                                   ----------   ----------    ---------
Units Outstanding at December 31, 1999...........  18,476,011           --    9,000,000
                                                   ==========   ==========    =========

     As discussed further in Note 4, the Partnership issued 2,000,000 Common Units and 2,000,000 Subordinated Units to Koch in connection with the acquisition of Assets. In addition, pursuant to a Support Agreement discussed in
Note 13, the Partnership issued 1,150,000 Special Units to Enron in exchange for Enron's commitment to contribute $21.9 million in APIs outstanding at December 31, 1998.

     On February 12, 1999, the Partnership obtained approval of proposals presented at a Special Meeting of Unitholders. Approval of these proposals, among other things, (a) authorized the Partnership to issue an additional 10 million Common Units to raise cash to reduce indebtedness, for acquisitions and other Partnership purposes, (b) changed the terms of the Special Units so that they became convertible into Common Units and (c) resulted in an increase in Enron's distribution support to $29 million and an extension of the support through the fourth quarter of 2001. As a result of the approval of the proposals, Enron contributed the $21.9 million in APIs outstanding at December 31, 1998.

     On September 29, 1999, EOTT issued 3,500,000 Common Units to the public for net proceeds of $52.9 million. The net proceeds were used to repay loans to Enron. See further discussion in Note 8.

13. TRANSACTIONS WITH ENRON AND RELATED PARTIES

     Revenue and Cost of Sales. A summary of revenue and cost of sales with Enron and its affiliates follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1999       1998      1997
                                                        --------   --------   -------
Sales to affiliates...................................  $ 18,859   $ 10,648   $44,025
Purchases from affiliates.............................  $279,167   $232,486   $71,895

     Revenue in 1999, 1998 and 1997 consists primarily of sales of crude oil to Enron Reserve Acquisition Corp. and natural gas liquids to Enron Gas Liquids, Inc. Cost of sales consists primarily of crude oil and condensate purchases from Enron North America Corp. and Enron Reserve Acquisition Corp. These transactions in the opinion of management are no more or less favorable than can be obtained from unaffiliated third parties.

                           EOTT ENERGY PARTNERS, L.P.

     Other related party balances related to purchases and sales of goods and services have been classified as trade and other receivables or trade accounts payable. Related party receivables at December 31, 1999 and 1998 were $2.3 million and $0.2 million, respectively. Related party payables at December 31, 1999 and 1998 were $0.8 million and $1.6 million, respectively. The payables primarily represent amounts owed by EOTT on the purchase of crude oil and other products from Enron affiliates.

     General and Administrative. As is commonly the case with publicly traded partnerships, EOTT does not directly employ any persons responsible for managing or operating the Partnership or for providing services relating to day-to-day business affairs. The General Partner, under a corporate services agreement, provides services to the Partnership including liability and casualty insurance and certain data processing services. The General Partner is reimbursed by the Partnership for these direct and indirect costs. Those costs were $3.8 million, $3.3 million and $3.6 million for the years ended December 31, 1999, 1998 and 1997, respectively and are included in operating expenses. Management believes that the charges were reasonable.

     Financing of Acquisitions. As discussed further in Note 4, on July 1, 1998 and December 1, 1998, the Partnership acquired crude oil gathering and transportation assets from Koch which was financed primarily with borrowings from Enron. In addition, the Partnership acquired crude oil transportation and storage assets from Texas-New Mexico Pipeline Company which was financed using short-term borrowings from Enron. See further discussion in Note 8 regarding the repayment of borrowings from Enron.

     Support Agreement. Pursuant to a Support Agreement dated September 21, 1998
(a) Enron agreed to make loans to the Partnership to fund the cash portion of the consideration paid to Koch for the Assets at closing as discussed in Note 4 and to refinance indebtedness incurred in the prior acquisition of assets from Koch on July 1, 1998, (b) Enron agreed to increase and extend the Partnership's credit facility with Enron to $1 billion through December 31, 2001, (c) the Partnership agreed to issue 1,150,000 Special Units to Enron, (d) Enron agreed to contribute $21.9 million in APIs to the Partnership on the earlier of the date of Unitholder approval of certain proposals, discussed further in Note 12, or May 17, 1999, (e) Enron agreed that if certain proposals were approved by the Unitholders it would extend its cash distribution support through the fourth quarter of 2001, and (f) the Partnership agreed that, if any additional APIs were issued prior to approval of certain proposals by the Unitholders, it would issue additional Common Units at $19.00 per share in exchange for such additional APIs. The Partnership obtained Unitholder approval of these proposals on February 12, 1999. Pursuant to the Support Agreement, in December 1998 EOTT borrowed from Enron a $42 million bridge loan and a $175 million term loan, which were repaid in October 1999, and entered into a $1 billion credit facility with Enron, to replace its existing $600 million credit facility.

     Special Units. Effective July 16, 1996, EOTT created a new class of limited partner interest designated as Special Units. The Special Units ranked pari passu with the Common Units in all distributions and upon liquidation and were voted as a class with the Common Units. In connection with the Support Agreement, the Partnership issued 1,150,000 Special Units to Enron in December 1998 and, as discussed further below, Enron contributed $21.9 million in APIs to the Partnership in February 1999. The Special Units were converted into Common Units in March 1999 on a one-for-one basis pursuant to the Support Agreement following the favorable vote of Unitholders in February 1999.

     Additional Partnership Interests. As of December 31, 1998, Enron had paid $21.9 million in distribution support. In exchange for the distribution support, Enron received APIs in the Partnership. APIs have no voting rights and are non-distribution bearing; however, APIs will be entitled to be redeemed if, with respect to any quarter, the MQD and any Common Unit Arrearages have been paid, but only to the extent that Available Cash with respect to such quarter exceeds the amount necessary to pay the MQD on all Units and any Common Unit Arrearages. As discussed in Note 12, certain Unitholder approvals were obtained on February 12, 1999 and as a result, Enron increased its cash distribution support

                           EOTT ENERGY PARTNERS, L.P.

to $29 million and extended it through the fourth quarter of 2001 and contributed the $21.9 million in APIs outstanding at December 31, 1998 pursuant to its commitment made in connection with the Support Agreement. On May 14, 1999 and February 14, 2000, Enron paid $2.5 million and $6.8 million, respectively, in support of EOTT's first and fourth quarter 1999 distributions to its Common Unitholders and received APIs.

14. EMPLOYEE BENEFIT AND RETIREMENT PLANS

     Employees of the General Partner are covered by various retirement, stock purchase and other benefit plans of Enron. In April 1993, the General Partner adopted non-qualified benefit plans providing medical, dental, life, accidental death and dismemberment and long-term disability coverage to employees, with all related premiums and costs being incurred by the General Partner. Total benefit costs for 1999 were $9.4 million, including $5.7 million in costs attributable to health and welfare benefit plans. Total benefit costs for 1998 were $6.4 million, including $3.9 million in costs attributable to health and welfare benefit plans. Total benefit costs for 1997 were $4.2 million including $3.3 million in costs attributable to health and welfare benefit plans.

     Additionally, the General Partner maintains a variable pay plan based on earnings before interest, income taxes, depreciation and amortization of which $3.0 million was recorded in 1999 and none was recognized in 1998 and 1997.

     The General Partner's employees continue benefit accrual under the Enron Cash Balance Pension Plan ("Cash Balance Plan"). All accrued benefits under the Cash Balance Plan will be preserved in the Cash Balance Plan until the General Partner adopts separate plans or participating employees are eligible for distribution under the plan. The General Partner's employees continue to participate in the Enron Employee Stock Ownership Plan and continue to be eligible for participation in the Enron Corp. Savings Plan.

     As of September 30, 1999, the most recent valuation date, the plan net assets, including contributions to the trust during the fourth quarter of 1999, of the Enron noncontributory defined benefit plan, in which the employees of the General Partner participate, were less than the actuarial present value of projected plan benefit obligations by approximately $25.0 million. As of September 30, 1998, the plan assets, including contributions to the trust during the fourth quarter of 1998, of the Enron noncontributory defined benefit plan, in which the employees of the General Partner participate, were less than the actuarial present value of projected plan benefit obligations by approximately $25.0 million. The assumed discount rate, rate of return on plan assets and rate of increases in wages used in determining the actuarial present value of projected benefits were 7.75%, 10.5%, and 4.0% in 1999, respectively, and 6.75%, 10.5%, and 4.0% in 1998, respectively.

     The General Partner provides certain postretirement medical, life insurance and dental benefits to eligible employees who retire after January 1, 1994. Benefits are provided under the provisions of contributory defined dollar benefit plans for eligible employees and their dependents. EOTT accrues these postretirement benefit costs over the service lives of employees expected to be eligible to receive such benefits. Enron retains liability for former employees of the General Partner who retired prior to January 1, 1994. The accumulated postretirement benefit obligation ("APBO") existing at December 31, 1999 and 1998 totaled $1.1 million and $1.1 million, respectively. The measurement of the APBO assumes a 7.75% and 6.75% discount rate in 1999 and 1998, respectively. EOTT does not currently intend to prefund its obligations under the Enron postretirement benefit plan.

                           EOTT ENERGY PARTNERS, L.P.

     The following table sets forth information related to changes in the benefit obligations, changes in plan assets, a reconciliation of the funded status of the plans and components of the expense recognized related to postretirement benefits provided by EOTT (in thousands):

                                                               1999      1998
                                                              -------   -------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at January 1...........................  $ 1,109   $   745
  Service cost..............................................      178       114
  Interest cost.............................................       82        73
  Plan amendments...........................................       --       147
  Actuarial loss (gain).....................................     (236)       83
  Benefits paid.............................................      (63)      (53)
                                                              -------   -------
          Benefit obligation at December 31.................  $ 1,070   $ 1,109
                                                              =======   =======
CHANGE IN PLAN ASSETS
  Fair value of plan assets at January 1....................  $    --   $    --
  Company contributions.....................................       63        53
  Plan participants' contributions..........................       --        --
  Benefits paid.............................................      (63)      (53)
                                                              -------   -------
          Fair value of plan assets at December 31..........  $    --   $    --
                                                              =======   =======
RECONCILIATION OF FUNDED STATUS TO BALANCE SHEET
  Funded status at December 31..............................  $(1,070)  $(1,109)
  Unrecognized prior service cost...........................      433       469
  Unrecognized actuarial gain...............................     (581)     (364)
                                                              -------   -------
          Accrued benefit cost at December 31...............  $(1,218)  $(1,004)
                                                              =======   =======

                                                              1999   1998   1997
                                                              ----   ----   ----
COMPONENTS OF NET PERIODIC BENEFIT COST
  Service cost..............................................  $178   $114   $ 76
  Interest cost.............................................    82     73     51
  Amortization of prior service cost........................    36     36     27
  Recognized net actuarial gain.............................   (19)   (22)   (14)
                                                              ----   ----   ----
          Total net periodic postretirement benefit cost....  $277   $201   $140
                                                              ====   ====   ====

     The General Partner provides unemployment, severance and disability-related benefits or continuation of benefits such as health care and life insurance and other postemployment benefits. SFAS No. 112 requires the cost of those benefits to be accrued over the service lives of the employees expected to receive such benefits. At December 31, 1999 and 1998, the liability accrued was $1.1 million and $0.7 million, respectively.

     EOTT Energy Corp. Unit Option Plan. In February 1994, the Board of Directors of the General Partner adopted the 1994 EOTT Energy Corp. Unit Option Plan (the "Unit Option Plan"), which is a variable compensatory plan. To date, no compensation expense has been recognized under the Unit Option Plan. Under the Unit Option Plan, selected employees of the General Partner were granted options to purchase Subordinated Units at a price of $15.00 per Unit as determined by the Compensation Committee of the Board of Directors of the General Partner. Options granted under the Unit Option Plan vest to the employees over a five-year service period and will expire on the tenth anniversary of the date of grant. No options are vested or exercisable prior to the third anniversary of the grant.

                           EOTT ENERGY PARTNERS, L.P.

     The following table sets forth the Unit Option Plan activity for the years ended December 31, 1999, 1998 and 1997:

                                                           NUMBER OF UNIT OPTIONS
                                                      ---------------------------------
                                                        1999        1998        1997
                                                      ---------   ---------   ---------
Outstanding at January 1............................  1,030,000   1,155,000   1,155,000
  Granted...........................................         --     400,000          --
  Exercised.........................................         --          --          --
  Forfeited.........................................    105,000     525,000          --
                                                      ---------   ---------   ---------
Outstanding at December 31..........................    925,000   1,030,000   1,155,000
                                                      =========   =========   =========
Available for grant at December 31..................         --          --          --
                                                      =========   =========   =========

     In February 1997, the Board of Directors of the General Partner decided that it would not grant any additional options under the Unit Option Plan. In May 1998, options forfeited by a former officer were approved for reissuance by the Board of Directors to the current President and Chief Executive Officer. In addition, in February 1997, the Unit Option Plan was amended to provide that, if the General Partner and the option holder agree, any option may be exercised on a "net" basis with no cash payment (other than for withholding taxes), so that upon exercise the holder will receive a number of Units with a fair market value equal to the difference between the fair market value of the Units covered by the option and the exercise price of the option. As a result, the General Partner anticipates that the actual number of Units to be issued on exercise of options will be substantially less than the number of Units covered by outstanding options.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value based method of accounting for stock based compensation plans awarded after December 31, 1995 and encourages companies to adopt the fair value based method in SFAS No. 123 in place of the existing accounting method which requires expense recognition only in situations where stock based compensation plans award intrinsic value to recipients at the date of grant. Companies that do not follow SFAS No. 123 for accounting purposes must make annual pro forma disclosure of its effects. EOTT elected not to adopt the fair value method for accounting purposes. If EOTT had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and net income (loss) per diluted Unit would have been reduced to the following pro forma amounts (in thousands):

                                                           1999     1998       1997
                                                          ------   -------   --------
Net Income (Loss) -- as reported........................  $ (468)  $(4,067)  $(14,399)
Net Income (Loss) -- pro forma..........................  $ (650)  $(4,140)  $(14,491)
Diluted Net Income (Loss) per Unit -- as reported.......  $(0.02)  $ (0.21)  $  (0.75)
Diluted Net Income (Loss) per Unit -- pro forma.........  $(0.03)  $ (0.21)  $  (0.75)

     The fair value of each option grant for 1998 is estimated on the date of grant using the Cox-Ross-Rubenstein binomial method with the following assumptions: (1) distribution of $1.90 per Common Unit, (2) expected unit price volatility of 21.86%, (3) risk-free interest rate of 5.97% and (4) expected life of option of 2 years. The weighted average fair value of options granted during 1998 was $2.119 per unit. No options were granted in 1999.

     EOTT Energy Corp. Long-Term Incentive Plan. In October 1997, the Board of Directors adopted the EOTT Energy Corp. Long Term Incentive Plan ("Plan"), which is a variable compensatory plan. Under the Plan, selected key employees are awarded Phantom Appreciation Rights ("PAR"). Each PAR is a

                           EOTT ENERGY PARTNERS, L.P.

right to receive cash based on the performance of the Partnership prior to the time the PAR is redeemed. Performance of the Partnership is measured primarily by calculating the change in the average of Earnings Before Interest on Debt related to acquisitions, Depreciation and Amortization ("EBIDA"), for each of the three consecutive fiscal years immediately preceding the grant date of the PAR and the exercise date of the PAR. The Plan has a five-year term beginning January 1, 1997, and PAR awards vest in 25% increments in the four-year period following the grant year.

     The following table sets forth the Long-Term Incentive Plan activity for the years ended December 31, 1999, 1998 and 1997:

                                                                NUMBER OF PAR
                                                      ---------------------------------
                                                        1999        1998        1997
                                                      ---------   ---------   ---------
Outstanding at January 1............................    637,928     358,600          --
  Granted...........................................    967,375     467,828     376,600
  Exercised.........................................         --          --          --
  Forfeited.........................................    128,900     188,500      18,000
                                                      ---------   ---------   ---------
Outstanding at December 31..........................  1,476,403     637,928     358,600
                                                      =========   =========   =========
Available for grant at December 31..................  1,271,198   1,245,072   1,524,400
                                                      =========   =========   =========

---------------

Note: Available for grant based on 10% of total MLP units is 2,747,601 as of December 31, 1999.

15. LITIGATION AND OTHER CONTINGENCIES

     EOTT is, in the ordinary course of business, a defendant in various lawsuits, some of which are covered in whole or in part by insurance. The Partnership is responsible for all litigation and other claims relating to the business acquired from the Predecessor, although the Partnership will be entitled to the benefit of certain insurance maintained by Enron covering occurrences prior to the closing of the initial public offering. The Partnership believes that the ultimate resolution of litigation, individually and in the aggregate, will not have a materially adverse impact on the Partnership's financial position or results of operations. Various legal actions have arisen in the ordinary course of business, the most significant of which are discussed below.

     State of Texas Royalty Suit. EOTT was served on November 9, 1995 with a petition styled The State of Texas, et al. vs. Amerada Hess Corporation, et al. The matter was filed in District Court in Lee County, Texas and involves several major and independent oil companies and marketers as defendants. The plaintiffs are attempting to put together a class action lawsuit alleging that the defendants acted in concert to buy oil owned by members of the plaintiff class in Lee County, Texas, and elsewhere in Texas, at "posted" prices, which the plaintiffs allege were lower than true market prices. There is not sufficient information in the petition to fully quantify the allegations set forth in the petition, but the General Partner believes that any such claims against the Partnership will prove to be without merit.

     The State of Texas, et al. vs. Amerada Hess Corporation, et al., Cause No. 97-12040; In the 53rd Judicial District Court of Travis County, Texas (Common Purchaser Act Suit). This case was filed on October 23, 1997 in Austin by the Texas Attorney General's office and involves several major and independent oil companies and marketers as defendants. EOTT was served on November 18, 1997. The petition states that the State of Texas brought this action in its sovereign capacity to collect statutory penalties recoverable under the Texas Common Purchaser Act, arising from defendants' alleged willful breach of statutory duties owed to royalty, overriding royalty and working interest owners of crude oil sold to defendants, as well as alleged breach of defendants' common law and contractual duties. The plaintiffs also allege that the defendants have engaged in discriminatory pricing of crude oil. This case appears to be

                           EOTT ENERGY PARTNERS, L.P.

similar to the State of Texas Royalty Suit filed by the State of Texas on November 9, 1995. EOTT and several of the defendants reached a settlement with the State in the Common Purchaser Act Suit in a Settlement Agreement dated August 5, 1999. Settlement amounts for each defendant were confidential. This settlement disposed of any claims the State may have in the State of Texas Royalty Suit, discussed above, but did not dismiss that case. Also, any severance tax claims the State may have were specifically excluded from this settlement. However, no severance tax claims were asserted in the petition filed by the plaintiffs.

     McMahon Foundation and J. Tom Poyner vs. Amerada Hess Corporation, et al. (Including EOTT Energy Operating Limited Partnership), Civil Action No. H-96-1155; United States District Court, Southern District of Texas, Houston Division (Texas Federal Anti-Trust Suit). This suit was filed on April 10, 1996 as a class action complaint for violation of the federal antitrust laws and involves several major and independent oil companies and marketers as defendants. The relevant area is the entire continental United States, except for Alaska, New York, Ohio, Pennsylvania, West Virginia and the Wilmington Field at Long Beach, California. The plaintiffs claim that there is a combination and conspiracy among the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the price paid for the first purchase of lease production oil sold from leases in which the class members own interests. This was allegedly accomplished by agreement of the defendants to routinely pay for first purchases at posted prices rather than competitive market prices and maintain them in a range below competitive market prices through an undisclosed scheme of using posted prices in buy/sell transactions among themselves to create the illusion that posted prices are genuine market prices. The plaintiffs allege violations from October of 1986 forward. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

     Randolph Energy, Inc., et al. vs. Amerada Hess Corporation, et al., Civil Action No. 2:97CV273PG; In the United States District Court for the Southern District of Mississippi, Jackson Division (Mississippi Federal Anti-Trust
Suit). EOTT received the summons in this matter on August 18, 1997. The case was filed on August 5, 1997 and is a class action complaint for alleged violation of the federal antitrust laws which involves several major and independent oil companies and marketers as defendants. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit previously discussed. No money amounts were claimed, and it is not possible to determine any potential exposure until further discovery is done.

     Cameron Parish School Board, et al. vs. Texaco, Inc., et al.; Civil Action No. C-98-111; In the United States District Court for the Western District of Louisiana, Lake Charles Division (Louisiana Federal Anti-Trust Suit). This case was originally filed as a state law claim in Louisiana. When the case was removed to federal court, the anti-trust claims were added, similar to the claims made in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit. The plaintiffs claim that this litigation arises out of a combination and conspiracy of the defendant oil companies to fix, depress, stabilize and maintain at artificially low levels the prices paid for the first purchase of lease production oil sold from leases in which the class members own interests. The issues appear to be a duplication of the issues in the Texas Federal Anti-Trust Suit and the Mississippi Federal Anti-Trust Suit, both previously discussed. On October 22, 1998, the judge granted the Plaintiffs' motion to amend the petition and add additional defendants. The Partnership and the General Partner were added to the case as defendants at that time. No money amounts were claimed and it is not possible to determine any potential exposure until further discovery is done.

     The Texas Federal Anti-Trust Suit, the Mississippi Federal Anti-Trust Suit and the Louisiana Federal Anti-Trust Suit, along with several other suits to which EOTT is not a party, were consolidated and

                           EOTT ENERGY PARTNERS, L.P.

transferred to the Southern District of Texas by Transfer Order dated January 14, 1998. The Judicial Panel on Multidistrict Litigation made this recommendation due to similarity of issues in the cases. EOTT and the General Partner, along with a number of other defendants, have entered into a class-wide settlement with the defendants which was approved by the Court on April 7, 1999, with a Final Judgment entered on August 11, 1999. Several appeals have been filed concerning the settlement. Consequently, the settlement has not been funded, nor has the case been dismissed.

     Assessment for Crude Oil Production Tax from the Comptroller of Public Accounts, State of Texas. The Partnership received a letter from the Comptroller's Office dated October 9, 1998 assessing the Partnership for severance taxes the Comptroller's Office alleges are due on a difference the Comptroller's Office believes exists between the market value of crude oil and the value reported on the Partnership's crude oil tax report for the period of September 1, 1994 through December 31, 1997. The letter states that the action, based on a desk audit of the Partnership's crude oil production reports, is partly to preserve the statute of limitations where crude oil severance tax may not have been paid on the true market price of the crude oil. The letter further states that the Comptroller's position is similar to claims made in several lawsuits, including the Texas Federal Anti-Trust Suit, in which the Partnership is a defendant. The amount of the assessment, including penalty and interest, is approximately $1.1 million. While the claim is still being reviewed, the General Partner believes the Partnership should be without liability in this or related matters.

     General Matters. EOTT believes that it has obtained or has applied for all of the necessary permits required by federal, state, and local environmental agencies for the operation of its business. Further, the Partnership believes that there are no outstanding liabilities or claims relating to environmental matters, individually and in the aggregate, which would have a material adverse impact on the Partnership's financial position or results of operations.

16. COMMITMENTS

     Operating Leases. EOTT leases certain real property, equipment, and operating facilities under various operating leases. Future non-cancelable commitments related to these items at December 31, 1999, are summarized below (in thousands):

2000.......................................................   $5,245
2001.......................................................    4,748
2002.......................................................    3,459
2003.......................................................    3,001
2004.......................................................    2,121
Later years................................................    3,991

     Total lease expense incurred was $10.4 million, $10.9 million and $10.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

                           EOTT ENERGY PARTNERS, L.P.

17. OTHER INCOME (EXPENSE), NET

     The components of other income (expense), net, are as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                            1999     1998      1997
                                                            -----   -------   -------
Gain (loss) on foreign currency transactions..............  $ 485   $(1,055)  $(1,488)
Gain (loss) on disposal of fixed assets...................    636       (66)      503
Rental income.............................................     36        60        90
Litigation settlements and provisions.....................    256      (969)      130
Discount fees on sale of receivables......................   (732)       --        --
Other.....................................................     61       225        (1)
                                                            -----   -------   -------
          Total...........................................  $ 742   $(1,805)  $  (766)
                                                            =====   =======   =======

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures on the estimated fair value of financial instruments are presented in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" and SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments." Fair value as defined in SFAS No. 107 represents the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value amounts have been determined by EOTT using available market data and valuation methodologies. Judgment is required in interpreting market data and the use of different market assumptions or estimation methodologies may affect the estimated fair value amounts.

     Credit Risk. In the normal course of business, EOTT extends credit to various companies in the energy industry. Within this industry, certain elements of credit risk exist and may, to varying degrees, exceed amounts recognized in the accompanying consolidated financial statements, which may be affected by changes in economic or other external conditions and may accordingly impact EOTT's overall exposure to credit risk. EOTT's exposure to credit loss in the event of nonperformance is limited to the book value of the trade commitments included in the accompanying Consolidated Balance Sheets. EOTT manages its exposure to credit risk through credit analysis, credit approvals, credit limits and monitoring procedures. Further, the General Partner believes that its portfolio of receivables is well diversified and that the allowance for doubtful accounts is adequate to absorb any potential losses. EOTT requires collateral in the form of letters of credit for certain of its receivables.

     Market Risk. EOTT trading and non-trading transactions give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular commitment. EOTT closely monitors and manages its exposure to market risk to ensure compliance with EOTT's stated risk management policies which are regularly assessed to ensure their appropriateness given EOTT's objectives, strategies and current market conditions.

                           EOTT ENERGY PARTNERS, L.P.

     The following table presents the carrying amounts and estimated fair values of the Partnership's financial instruments at December 31, 1999 and 1998 (in millions):

                                                          1999                1998
                                                    -----------------   -----------------
                                                    CARRYING    FAIR    CARRYING    FAIR
                                                     AMOUNT    VALUE     AMOUNT    VALUE
                                                    --------   ------   --------   ------
Financial assets
  Cash and cash equivalents.......................   $ 17.5    $ 17.5    $  3.0    $  3.0
  Foreign currency contracts......................       --      22.6        --      12.2
Financial liabilities
  Short-term borrowings...........................   $   --    $   --    $ 28.3    $ 28.3
  Bridge loan.....................................       --        --      42.0      42.0
  Term loan.......................................       --        --     175.0     175.0
  Repurchase agreements...........................     74.1      74.1      83.0      83.0
  Foreign currency contracts......................       --      22.6        --      12.2
  Senior notes....................................    235.0     235.0        --        --

     The following methods and assumptions were used to estimate the fair value of financial instruments:

     Cash and cash equivalents, short-term borrowings, bridge loan, term loan and repurchase agreements. Fair value for these current assets and liabilities was considered to be the same as the carrying amounts because of their liquidity and market-based interest where applicable.

     Foreign currency contracts. Quoted market prices are used in determining the fair value of financial instruments held or issued. If quoted prices are not available, fair values are estimated on the basis of pricing models or quoted prices for financial instruments with similar characteristics.

     Senior notes. These notes represent long-term borrowings on which the carrying amounts approximate fair value because the effective annual interest rates of these instruments reflect interest rates at December 31, 1999.

  Other Than Trading Activities

     EOTT enters into forward, futures and other contracts to hedge the impact of market fluctuations on assets, lease crude oil purchases or other contractual commitments. However, EOTT does not consider its commodity futures and forward contracts to be financial instruments since these contracts require or permit settlement by the delivery of the underlying commodity, and thus are not subject to the provisions of SFAS No. 119. Changes in the market value of these transactions are deferred until the gain or loss is recognized on the hedged transaction at which time such gains and losses are recognized through cost of sales.

     EOTT routinely enters into foreign currency futures contracts to hedge foreign currency exposure from commercial transactions relating to current month crude purchases and sales as well as fixed price swaps. These contracts generally mature in one year or less. At December 31, 1999 and 1998, foreign currency contracts with a notional principal amount of $22.6 million and $11.7 million, respectively, were outstanding, having exchange rates which approximated current market exchange rates.

  Trading Activities

     Prior to 1998, EOTT offered limited price risk management products to the energy sector which were not material to EOTT's financial position or results of operations. These products included swap agreements which required payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodities specified, options and other contractual

                           EOTT ENERGY PARTNERS, L.P.

arrangements. EOTT accounted for these activities using the mark-to-market method of accounting and recorded the gain or loss as a cost of sales in the period of the change in the market with an offsetting entry to trade accounts receivable or payable as appropriate. In connection with the realignment initiatives discussed in Note 6, EOTT ceased providing price risk management products to its customers. See discussion regarding adoption of Emerging Issues Task Force Issue 98-10 in Note 3.

19. NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. The standard cannot be applied retroactively but early adoption is permitted. EOTT has not yet determined the impact of adopting SFAS No. 133; however, this standard could increase volatility in earnings and partners' capital, through other comprehensive income.

20. BUSINESS SEGMENT INFORMATION

     EOTT has three reportable segments, which management reviews in order to make decisions about resources to be allocated and assess its performance: North American Crude Oil -- East of Rockies, Pipeline Operations and West Coast Operations. The North American Crude Oil -- East of Rockies segment primarily purchases, gathers, transports and markets crude oil. The Pipeline Operations segment operates approximately 8,300 active miles of common carrier pipelines operated in 13 states. The West Coast Operations include crude oil gathering and marketing, refined products marketing and a natural gas liquids business.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as discussed in Note 2. EOTT evaluates performance based on operating income (loss).

     EOTT accounts for intersegment revenue and transfers between North American Crude Oil -- East of Rockies and West Coast Operations as if the sales or transfers were to third parties, that is, at current market prices. Intersegment revenues for Pipeline Operations are based on published pipeline tariffs.

                           EOTT ENERGY PARTNERS, L.P.

FINANCIAL INFORMATION BY BUSINESS SEGMENT

                                 NORTH
                                AMERICAN                                        CORPORATE
                               CRUDE OIL      PIPELINE         WEST COAST          AND
                               -EOR(A)(B)   OPERATIONS(A)   OPERATIONS(A)(C)   OTHER(B)(D)   CONSOLIDATED
                               ----------   -------------   ----------------   -----------   ------------
                                                             (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999
  Revenue from external
     customers...............  $7,999,092     $ 28,647          $636,676        $     (14)    $8,664,401
                               ----------     --------          --------        ---------     ----------
  Intersegment revenue(e)....      43,653       89,890            17,360         (150,903)            --
                               ----------     --------          --------        ---------     ----------
     Total revenue...........   8,042,745      118,537           654,036         (150,917)     8,664,401
                               ----------     --------          --------        ---------     ----------
  Gross margin...............      78,195      115,650            18,518              (48)       212,315
                               ----------     --------          --------        ---------     ----------
  Operating income (loss)....      (2,499)      50,963            (2,197)         (20,282)        25,985
  Other expense..............          --           --                --          (28,200)       (28,200)
                               ----------     --------          --------        ---------     ----------
  Net income (loss) before
     cumulative effect of
     accounting change.......      (2,499)      50,963            (2,197)         (48,482)        (2,215)
                               ----------     --------          --------        ---------     ----------
  Long-lived assets..........      77,247      285,180            32,605            9,463        404,495
                               ----------     --------          --------        ---------     ----------
     Total assets............   1,084,613      306,321           129,461           38,266      1,558,661
                               ----------     --------          --------        ---------     ----------
  Additions to long-lived
     assets..................       1,194       49,544             1,353            6,638         58,729
                               ----------     --------          --------        ---------     ----------
  Depreciation and
     amortization............       8,704       20,012             2,669            1,751         33,136
                               ----------     --------          --------        ---------     ----------
YEAR ENDED DECEMBER 31, 1998
  Revenue from external
     customers...............  $4,590,810     $  7,036          $586,169        $ 110,682     $5,294,697
  Intersegment revenue(e)....      47,008       24,516             3,900          (75,424)            --
                               ----------     --------          --------        ---------     ----------
     Total revenue...........   4,637,818       31,552           590,069           35,258      5,294,697
                               ----------     --------          --------        ---------     ----------
  Gross margin...............      92,071       30,856             9,698              (20)       132,605
                               ----------     --------          --------        ---------     ----------
  Operating income (loss)....      28,050        4,285               199          (25,305)         7,229
  Other expense..............          --           --                --          (11,296)       (11,296)
                               ----------     --------          --------        ---------     ----------
  Net income (loss)..........      28,050        4,285               199          (36,601)        (4,067)
                               ----------     --------          --------        ---------     ----------
  Long-lived assets..........      83,866      270,739            25,335            5,299        385,239
                               ----------     --------          --------        ---------     ----------
     Total assets............     608,655      279,315            60,677           17,173        965,820
                               ----------     --------          --------        ---------     ----------
  Additions to long-lived
     assets..................      18,398      222,121            23,275            2,775        266,569
                               ----------     --------          --------        ---------     ----------
  Depreciation and
     amortization............       9,263        9,287               470            1,931         20,951

                           EOTT ENERGY PARTNERS, L.P.

                                 NORTH
                                AMERICAN                                        CORPORATE
                               CRUDE OIL      PIPELINE         WEST COAST          AND
                               -EOR(A)(B)   OPERATIONS(A)   OPERATIONS(A)(C)   OTHER(B)(D)   CONSOLIDATED
                               ----------   -------------   ----------------   -----------   ------------
                                                             (IN THOUSANDS)
                               ----------     --------          --------        ---------     ----------
YEAR ENDED DECEMBER 31, 1997
  Revenue from external
     customers...............  $6,070,799     $  5,687          $809,466        $ 760,147     $7,646,099
  Intersegment revenue(e)....       1,795       13,717             1,783          (17,295)            --
                               ----------     --------          --------        ---------     ----------
     Total revenue...........   6,072,594       19,404           811,249          742,852      7,646,099
                               ----------     --------          --------        ---------     ----------
  Gross margin...............      82,562       19,539             9,342            1,602        113,045
                               ----------     --------          --------        ---------     ----------
  Operating income (loss)....      19,506        1,821                58          (28,977)        (7,592)
  Other expense..............          --           --                --           (6,807)        (6,807)
                               ----------     --------          --------        ---------     ----------
  Net income (loss)..........      19,506        1,821                58          (35,784)       (14,399)
                               ----------     --------          --------        ---------     ----------
  Long-lived assets..........      61,032       76,276             2,486            6,426        146,220
                               ----------     --------          --------        ---------     ----------
     Total assets............     604,663       80,528            63,279           34,451        782,921
                               ----------     --------          --------        ---------     ----------
  Additions to long-lived
     assets..................       4,923       13,349               234            4,331         22,837
                               ----------     --------          --------        ---------     ----------
  Depreciation and
     amortization............       7,807        6,030               500            2,181         16,518
                               ----------     --------          --------        ---------     ----------

---------------

(a) 1999 includes twelve months of results of operations associated with the assets acquired from Koch and eight months of results of operations associated with the assets acquired from Texas-New Mexico Pipeline.

(b) 1999 includes nonrecurring severance charges of $2.0 million of which $1.8 million is recorded in North American Crude Oil -- EOR and $0.2 million is recorded in Corporate.

(c) 1999 includes nonrecurring charges of $7.8 million of costs related to mid-continent NGL activities.

(d) Corporate and Other also includes intersegment eliminations and the East of Rockies products business in 1998 and 1997.

(e) Intersegment sales for North American Crude Oil -- EOR and West Coast Operations are made at prices comparable to those received from external customers. Intersegment sales for Pipeline Operations are based on published pipeline tariffs.

21. SUBSEQUENT EVENTS

     On January 21, 2000, the Board of Directors of EOTT Energy Corp., as General Partner, declared the Partnership's regular quarterly cash distribution of $0.475 per Unit for the period October 1, 1999 through December 31, 1999. The total distribution of approximately $8.9 million was paid on February 14, 2000 to the General Partner and all Common Unitholders of record as of the close of business on January 31, 2000. The fourth quarter distribution was paid utilizing $2.1 million of Available Cash from the Partnership and $6.8 million of cash provided by Enron pursuant to Enron's distribution support obligation. After payment of the fourth quarter distribution in February 2000, the remaining distribution support available from Enron is $19.7 million.

                           EOTT ENERGY PARTNERS, L.P.

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                    FIRST        SECOND       THIRD         FOURTH
                                   QUARTER      QUARTER      QUARTER     QUARTER(1)(2)     TOTAL
                                  ----------   ----------   ----------   -------------   ----------
                                               (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
1999
  Revenues......................  $1,433,157   $2,259,303   $2,315,464    $2,656,477     $8,664,401
  Gross margin..................      52,796       55,697       57,060        46,762        212,315
  Operating income..............       8,473        8,715        8,110           687         25,985
  Net income (loss) before
     cumulative effect of
     accounting change..........       2,534        2,182          550        (7,481)        (2,215)
  Basic net income (loss) before
     cumulative effect of
     accounting change per Unit
     Common.....................        0.08         0.09         0.02         (0.27)         (0.13)
     Subordinated...............        0.15         0.09         0.02         (0.27)         (0.01)
  Diluted net income (loss)
     before cumulative effect of
     accounting change per
     Unit.......................        0.10         0.09         0.02         (0.27)         (0.09)
  Cash distributions per Common
     Unit(3)....................       0.475        0.475        0.475         0.475          1.900
1998
  Revenues......................  $1,339,404   $1,231,875   $1,295,652    $1,427,766     $5,294,697
  Gross margin..................      27,547       29,156       33,736        42,166        132,605
  Operating income (loss).......        (357)       1,157        1,153         5,276          7,229
  Net income (loss).............      (1,723)      (1,274)      (1,806)          736         (4,067)
  Basic net income (loss) per
     Unit
     Common.....................       (0.09)       (0.06)       (0.03)         0.01          (0.17)
     Subordinated...............       (0.09)       (0.07)       (0.20)         0.08          (0.26)
  Diluted net income (loss) per
     Unit.......................       (0.09)       (0.07)       (0.09)         0.03          (0.21)
  Cash distributions per Common
     Unit(3)....................       0.475        0.475        0.475         0.475           1.90

---------------

(1) Fourth quarter 1999 amounts include nonrecurring items of $9.8 million related to the mid-continent NGL activities and severance costs associated with the reduction of work force. See Note 6 to the Consolidated Financial Statements.

(2) Fourth quarter 1998 amounts include the acquisition of the Assets from Koch on December 1, 1998. See Note 4 to the Consolidated Financial Statements.

(3) Cash distributions are shown in the quarter paid and are based on the prior quarter's earnings.

                                  SCHEDULE II
                           EOTT ENERGY PARTNERS, L.P.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                                      BALANCE AT   CHARGED TO                 BALANCE
                                                      BEGINNING    COSTS AND    DEDUCTIONS    AT END
                                                      OF PERIOD     EXPENSES    AND OTHER    OF PERIOD
                                                      ----------   ----------   ----------   ---------
Year Ended December 31, 1997
  Allowance for Doubtful Accounts...................    $2,266       $   --       $ (606)     $1,660
Year Ended December 31, 1998
  Allowance for Doubtful Accounts...................    $1,660       $  700       $ (500)     $1,860
  Litigation Provisions.............................    $   --       $1,400       $   --      $1,400
  Safety and Environmental..........................    $   --       $   --       $1,000      $1,000
Year Ended December 31, 1999
  Allowance for Doubtful Accounts...................    $1,860       $   --       $ (128)     $1,732
  Litigation Provisions.............................    $1,400       $   --       $ (400)     $1,000
  Safety and Environmental..........................    $1,000       $   --       $1,998      $2,998

                                                                      APPENDIX I

                          FORM OF TRANSFER APPLICATION

     No transfer of the Common Units evidence hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any documents, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement,
(d) gives the powers of attorney provided for in the Partnership Agreement and
(e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: ---------------------------------------------------------------- --------------------------------------------
                                                              Signature of Assignee

--------------------------------------------       --------------------------------------------
Social Security or other identifying number        Name and Address of Assignee
  of Assignee

--------------------------------------------
Purchase Price including commissions, if any

Type of entity (check one)

------------------------ Individual
------------------------ Partnership
------------------------ Corporation

------------------------ Trust
------------------------ Other (specify)
-------------------------------------

Nationality (Check One):

--------------------- U.S. Citizen, Resident or Domestic Entity

--------------------- Foreign Corporation, or
--------------------- Non-resident alien

     If the U.S. citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interest-holder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following the behalf of the interest-holder).

Complete Either A or B:

     A. Individual Interest-Holder

        1. I am not a non-resident alien for purposes of U.S. income taxation.

        2. My U.S. taxpayer identifying number (Social Security Number) is
       -----------------------------------.

        3. My home address is
      -------------------------------------------------------------------------.

     B. Partnership, Corporate or Other Interest-Holder

        1.
 -------------------------------------------------------------------------------
           is not a foreign corporation,
                        (Name of Interest-Holder)

           foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

        2. The interest-holder's U.S. employer identification number is
     -----------------------------.

        3. The interest-holder's office address and place of incorporation (if applicable is)
---------------

     -----------------------------------------------.

     The interest-holder agrees to notify the Partnership within sixty (60) days of the date the interest-holder becomes a foreign person.

     The interest-holder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this documents on behalf of

             ------------------------------------------------------
                           (Name of Interest-Holder)

             ------------------------------------------------------
                              (Signature and Date)

             ------------------------------------------------------
                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank trust company, clearing corporation, other nominee owner or a agent of any of the forging, the above certification as to any Person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                           EOTT ENERGY PARTNERS, L.P.